Exhibit 99.1

ROYAL BANK
OF CANADA

NOTICE OF ANNUAL MEETING OF COMMON SHAREHOLDERS
APRIL 6, 2017
MANAGEMENT PROXY CIRCULAR

RBC®

YOUR VOTE IS IMPORTANT!

Royal Bank of Canada

Notice of Annual Meeting of Common Shareholders

When:	Where:

Thursday, April 6, 2017 at 9:30 a.m. (Eastern Time)	Sony Centre for the Performing Arts 1 Front Street East, Toronto, Ontario

Business of the meeting

At the meeting, shareholders will be asked to:

(1)	Receive our financial statements for the year ended October 31, 2016 and related auditor’s report;

(2)	Elect directors;

(3)	Appoint our auditor;

(4)	Consider an advisory resolution on our approach to executive compensation;

(5)	Consider the shareholder proposals set out in Schedule ‘A’ to the Proxy Circular; and

(6)	Consider any other business which may properly come before the meeting.

By order of the Board of Directors

Karen McCarthy

Vice-President, Associate General Counsel and Secretary

February 8, 2017

Your vote is very important!

You are encouraged to vote as early as possible so that your shares will be represented at the meeting.

Please complete, sign and return your proxy or voting instruction form to vote your shares. Detailed voting instructions for registered and non-registered shareholders may be found starting on page 4 of this Circular.

Your vote must be received by Computershare Trust Company of Canada, our transfer agent, no later than 5:00 p.m. (Eastern Time) on Tuesday, April 4, 2017.

If you plan on attending the meeting and you require any special arrangements for hearing or access, please contact the Secretary of the Bank using the contact information at the back of this Circular.

Royal Bank of Canada  |    1

Dear Fellow Shareholders,

It is our pleasure to invite you to attend the Annual Meeting of Common Shareholders at the Sony Centre for the Performing Arts in Toronto, Ontario on Thursday, April 6, 2017 at 9:30 a.m.

Strategic oversight

RBC delivered record financial results and solid shareholder returns in fiscal 2016 against the backdrop of a challenging operating environment. In 2017 we continue to be committed to our purpose of helping clients thrive and communities prosper and our vision to be among the world’s most trusted and successful financial institutions.

Together, this purpose and vision drive your Board of Directors as it oversees the organization’s strategic direction, monitors risk management and ensures we have the right talent as our industry continues to evolve. It remains our priority to engage with management on key strategic matters, and challenge management assumptions where appropriate. You will find a detailed review of our strategic objectives, risk management framework and financial results in this year’s Annual Report.

Executive compensation

One of the board’s core responsibilities is to oversee RBC compensation policies, programs and decisions. Supported by the Human Resources Committee, the board approves compensation practices that enable RBC to attract and retain the executive talent needed to compete and succeed. We work closely with management to align our compensation with shareholder interests and our culture of integrity, and to strike an appropriate balance between risk and reward. Our report on executive compensation, beginning on page 40, outlines our approach.

Governance

Your board continually looks to incorporate best practices, build expertise and improve effectiveness. A balanced diversity of experience and perspectives is essential to the board’s successful oversight of RBC. As part of our ongoing commitment to board renewal, this year we engaged an independent consultant to help identify the skills and experiences needed to help the board support RBC’s future strategic objectives. Some of their recommendations have been incorporated into our new board competency matrix, which appears on page 16 of this Circular.

This year, two of our long-standing directors are retiring. On behalf of the board, we thank Geoff Beattie and Ed Sonshine for their years of dedicated service as directors of RBC.

Shareholder engagement

Communicating directly with our investors and stakeholders is a priority for both our management team and the board, and we look forward to connecting with you at the Annual Meeting, where you will have the opportunity to vote on important matters and to ask questions of the leadership team.

Please consider the information set out in this Circular and vote, in person, online, by phone or by completing and sending in your proxy or voting instruction form.

We thank you for your continued support.

Sincerely,

Kathleen Taylor Chair of the Board of Directors	David McKay President and Chief Executive Officer

2    |  Royal Bank of Canada

Management Proxy Circular

WHAT’S INSIDE

The information in this Proxy Circular is as of February 8, 2017 and all dollar amounts are in Canadian dollars, unless stated otherwise.

Unless the context indicates otherwise, references to ‘RBC’, the ‘Bank’, and ‘we’ mean Royal Bank of Canada, ‘shares’ means common shares of the Bank, and ‘shareholder’ and ‘you’ mean a holder of shares.

All references to websites are for your information only. The information they contain, and any other websites they refer to, are not part of this Circular.

Where can I find additional information about RBC?

You can find additional information about RBC in our 2016 Annual Report and our 2016 Annual Information Form (AIF). Financial information is provided in our comparative annual financial statements and Management Discussion & Analysis for the most recently completed financial year. You can access copies of these documents and the Bank’s management proxy circulars on our website at rbc.com/investorrelations or at sedar.com or you can obtain them from the Secretary using the contact information at the back of this Circular.

Can I receive future meeting materials by e-mail?

You may elect to enrol in electronic delivery (e-delivery) to receive shareholder materials, including our management proxy circular, via e-mail. By enrolling for e-delivery you will receive your documents faster, help reduce printing and postage expenses, and create less paper waste.

Non-registered (beneficial) shareholders may request e-delivery by following the instructions provided by your financial intermediary.

Registered shareholders may request e-delivery at investorvote.com using the control number provided on your form of proxy. After the Annual Meeting, registered shareholders can still sign-up for e-delivery by going to investorcentre.com and clicking on ‘Sign up for eDelivery’ at the bottom of that page.

Royal Bank of Canada  |    3

Business of the meeting

At the Annual Meeting we will ask you to participate in the following:

1.	Receiving our financial statements

The consolidated financial statements for the year ended October 31, 2016 are included in our 2016 Annual Report mailed to you with this Circular and posted on our website at rbc.com/investorrelations.

2.	Electing our Board of Directors

There are 13 nominees standing for election as directors of RBC. The nominees are described starting on page 8 of this Circular. Each director will be elected to hold office until the next Annual Meeting of Common Shareholders. All of the nominees are currently directors of the Bank.	The board recommends you vote FOR each nominee

3.	Appointing our auditor

The board proposes the appointment of PricewaterhouseCoopers LLP (PwC) as our auditor until the next Annual Meeting of Common Shareholders. PwC became our auditor on January 29, 2016. Representatives from PwC will be at the meeting to answer any of your questions. A description of fees paid to our auditors can be found on pages 21 and 22 of this Circular.	The board recommends you vote FOR PwC as our auditor

4.	Having your say on our approach to executive compensation

Shareholder input is a key aspect of the engagement process, which includes inviting our shareholders to have a say on our approach to executive compensation at each annual meeting. This vote is advisory and non-binding, but the board will consider its result in future compensation planning.

Please review the 2016 Report on executive compensation starting on page 40 of this Circular. This report describes our compensation

The board recommends you vote FOR our approach to executive compensation approach and explains how it centres on a pay-for-performance culture and aligns with strong risk management principles and the creation of long-term shareholder value. If you have any comments or questions about our approach to executive compensation, please contact the Chair of the Board using the contact information at the back of this Circular.

The Board of Directors recommends that shareholders approve the following advisory resolution:

“Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in the Management Proxy Circular delivered in advance of the 2017 Annual Meeting of Common Shareholders.”

5.	Considering shareholder proposals

The shareholder proposals are set out in Schedule ‘A’ to this Circular starting on page 89.

Shareholders’ proposals for next year’s Annual Meeting of Common Shareholders must be submitted by November 10, 2017.

The board recommends you vote AGAINST each proposal

4    |  Royal Bank of Canada

Voting information

Who can vote?

You have the right to vote if you owned shares on our record date, February 8, 2017. There were 1,482,763,485 outstanding shares that were eligible to vote on that date.	Each share has one vote, subject to voting restrictions explained here.

Who cannot vote?

Shares cannot be voted if they are beneficially owned by:

•	the Canadian government or any of its agencies;
•	a provincial government or any of its agencies;
•	the government of a foreign country or of any political subdivision of a foreign country or any of its agencies; or
•	any person who has acquired more than 10% of any class of our shares without the approval of the Minister of Finance.

In addition, no person may cast votes in respect of any shares beneficially owned by the person or entities controlled by that person that represent, in the aggregate, more than 20% of the eligible votes.

As of February 8, 2017, management and the board are not aware of any person who owns or exercises control or direction over more than 10% of the outstanding shares.

How does voting work?

A simple majority of the votes cast by proxy or in person will constitute approval of matters voted on at the meeting.

Please follow the instructions below based on whether you are a registered or non-registered (beneficial)

You can vote your shares by proxy or in person at the meeting.
shareholder. Most RBC shareholders are non-registered (beneficial) shareholders.

Is my vote confidential?

To keep your vote confidential, our transfer agent, Computershare Trust Company of Canada (Computershare)	Your vote is confidential.
counts all proxies and does not provide any individual voting information to RBC unless either a shareholder clearly intends to communicate his or her individual position to the board or management, or it is legally required. Votes submitted by voting information form are tabulated by your intermediary and only the results of each vote are then communicated to Computershare.

Where can I find the voting results?

Following the meeting we will post the voting results on our website at rbc.com/investorrelations and file the results with securities regulators at sedar.com.

Royal Bank of Canada  |    5

How do I vote?

There are two ways you can vote: in person at the meeting or by proxy. Please follow the instructions below based on whether you are a non-registered (beneficial) shareholder or a registered shareholder.

Non-registered (beneficial) Shareholders	Registered Shareholders
Your shares are held through an intermediary such as a securities broker, trustee or financial institution. Your intermediary has sent you a voting instruction form with this Circular.	Your shares are registered directly in your name with our transfer agent, Computershare. You will find a form of proxy in this package.
Attending the meeting in person	Attending the meeting in person

Follow the instructions on your voting instruction form.

•    Complete your name in the space provided to instruct your intermediary to appoint you as proxyholder.

•    Sign and return the voting instruction form according to the delivery instructions provided.

•    Do not complete the voting instructions section of the form as you will be voting at the meeting.

•    When you arrive at the meeting, please check in at the registration desk.

• Do not complete or return your form of proxy as you will be voting at the meeting. • When you arrive at the meeting, please check in at the registration desk with our transfer agent, Computershare.
Not attending the meeting	Not attending the meeting
Provide your instructions using one of the following:	Provide your instructions using one of the following:
Visit proxyvote.com and enter your 16-digit control number listed on the enclosed voting instruction form.	Visit investorvote.com and enter your 15-digit control number listed on the enclosed form of proxy.
English: 1-800-474-7493 French: 1-800-474-7501	Complete your form of proxy and return it in the envelope provided.
Complete your voting instruction form and return it in the envelope provided.	Fax your completed form of proxy to: Canada/U.S.: 1-866-249-7775 Outside North America: 416-263-9524
Fax your completed voting instruction form to: 905-507-7793 OR 514-281-8911
Changed your mind?	Changed your mind?
If you have already sent your completed voting instruction form to your intermediary and you change your mind about your voting instructions, or want to vote in person at the meeting, contact your intermediary to find out what to do.

You may revoke your proxy by delivering written notice to the:

•    Secretary of the Bank using the contact information at the back of this Circular, not later than the last business day before the day of the meeting; OR

•    Chair of the Board on the day of the meeting or any adjournment.

6    |  Royal Bank of Canada

How does voting by proxy work?

The enclosed form of proxy gives Kathleen Taylor or David McKay, each a director of RBC, authority to vote your shares at the meeting or any adjournment.

You can choose another person or company to be your proxyholder at the meeting, including someone who is not a shareholder. You can do so by writing the name of the person or company in the space provided on the form of proxy. If you appoint someone else, he or she must be at the meeting to vote your shares.

If you are a beneficial shareholder, please refer to your voting instruction form provided by your intermediary.

How will my proxyholder vote my shares?

On the form of proxy you can indicate how you want your shares voted, or you can let your proxyholder decide for you.

If you have specified how you want your shares to be voted on a particular matter, then your proxyholder must follow your instructions. If you have not specified how you want your shares to be voted on a particular matter, then your proxyholder can vote your shares as he or she sees fit.

Unless you provide contrary instructions, shares represented by proxies received by management or the board will be voted as follows:

✓	FOR the election of our director nominees;
✓	FOR the appointment of PwC as our auditor;
✓	FOR the advisory resolution on our approach to executive compensation;
✓	FOR management’s proposals generally; and
X	AGAINST the shareholder proposals set out in Schedule ‘A’.

What about amendments or other business?

If amendments to the items described in this Circular or other items of business properly come before the meeting, your representative will decide how to vote on them.

How does RBC solicit proxies?

RBC management is soliciting your proxy for use at our Annual Meeting of Common Shareholders on April 6, 2017 or any adjournment.

The solicitation of proxies will be made primarily by mail. However our directors, officers and employees may also call, write or speak to you to encourage you to vote. We have retained Laurel Hill Advisory Group to help us with this process, at an estimated cost of $27,500. We pay the costs associated with soliciting proxies.

Royal Bank of Canada  |    7

RBC Governance at a glance

We proactively adopt governance policies and practices designed to align the interests of the board and management with those of our shareholders and to promote the highest standards of ethical behaviour and effective risk management at every level of the organization.

Key elements of our governance practices and where you can find them in this Circular are highlighted below.

Key elements	Highlights		Pages
Governance practices	✓	A detailed overview of our corporate governance practices.	26
Director attendance	✓	All director nominees exceed the minimum overall attendance requirement of 75% of meetings.	8-15
Board competency matrix	✓	A key part of our nomination process is director competencies and experience.	16
Directors’ compensation	✓	Designed to recruit experienced, focused and talented directors.	17-18, 38
Director equity ownership	✓	Collectively, our independent director nominees have more than $27 million invested in RBC.	8-15, 19
Committees of the board	✓	Report from each committee highlighting 2016 activities.	20-25
Governance principles	✓	Core principles guide our approach to governance.	26
Governance structure	✓	Fundamental relationships among the board, management and stakeholders.	27
Committee independence	✓	Each board committee is 100% independent.	27
Integrity	✓	The RBC Code of Conduct sets standards of ethical behaviour for directors, management and employees.	28
Board independence	✓	12 of 13 RBC director nominees are independent.	28-29
Independent Chair	✓	Kathleen Taylor is our independent Board Chair.	30
The board’s role	✓	Our role is one of stewardship and oversight of RBC’s strategic direction relative to its risk appetite.	30-31
Director orientation and education	✓	We have established orientation processes for new directors, as well as ongoing education.	31-33
Board tenure policies	✓	We have tenure policies for directors, the Board Chair and Committee Chairs.	34
Majority Voting Policy	✓	Nominees not receiving majority approval must submit their resignation to the board.	35
Board diversity	✓	The board has a written board diversity policy. Five of 13 or 38% of RBC director nominees are women.	35-36
Board and director evaluations	✓	We formally assess the board, its committees, the Board and Committee Chairs, and individual directors.	37-38
Subsidiary oversight	✓	We have an enterprise approach to subsidiary governance and its oversight.	39
Say-on-pay	✓	Our annual advisory vote on executive compensation was approved by 95.7% in 2016.	3, 41

8    |  Royal Bank of Canada

Director nominees

This year the board is proposing 13 nominees for election as directors. Their profiles provide you with information about each individual, including a summary of their career experience and areas of expertise, current board committee membership and directorships at other public companies over the past five years. For more information relating to our nominees, refer to the section entitled ‘Directors and Executive Officers’ in our AIF. The information on each director nominee in the AIF and this Circular is current as of February 8, 2017.

This section also includes each nominee’s equity ownership in RBC at the end of our last two fiscal years, consisting of shares and Director Deferred Stock Units (DDSUs). The value of shares/DDSUs was calculated using the closing price of RBC common shares on the Toronto Stock Exchange (TSX) on October 31, 2016, which was $83.80 per share, and on October 30, 2015, which was $74.77 per share. None of the nominees hold shares of RBC subsidiaries.

Directors are required to attend a minimum of 75% of board and committee meetings, except where the Governance Committee determines that factors beyond a director’s control prevented a director from achieving 75% overall attendance. Overall attendance includes both regularly scheduled and special meetings of the board and its committees. Special meetings are scheduled as needed and often on short notice.

The attendance figures in each nominee’s profile reflect the number of board and committee meetings held in fiscal 2016, and each nominee’s attendance for the time they served.

Royal Bank of Canada  |    9

Andrew A. Chisholm

Toronto, ON, Canada

Age 57 | Director since 2016

Independent

2016 Annual Meeting

N/A (1)

Areas of expertise

•   Accounting & Finance

•   Financial Services

•   Legal / Regulatory

•   Risk Management

Public board memberships (past five years)

•   None

Mr. Chisholm is a corporate director. He was Senior Strategy Officer at Goldman Sachs & Co. (a global investment bank) in New York from 2012 to 2014 and subsequently served as an Advisory Director of the firm until his retirement in April 2016. His 30-year career at Goldman Sachs included a variety of
progressively senior leadership positions, including
Head of the Global Financial Institutions Group in
both London and New York from 2002 to 2012.

Mr. Chisholm is Chairman of the Advisory Board
of the Richard Ivey School of Business.

He holds an M.B.A. from the Richard Ivey
School of Business at the University of Western
Ontario and a Bachelor of Commerce from
Queen’s University.

Attendance (1) (100% Overall)
			Board/Committee Memberships		Regular	Special
			Board		3/3	–
			Audit		2/2	–
			Governance		1/1	–
Securities held as at fiscal year end
Fiscal Year	Shares (#)	DDSUs (#)	Total Shares/DDSUs (#)	Total value of Shares/DDSUs	Total as a multiple of share ownership guideline of $750,000
2016	436	–	436	$36,536	0.05 x

(1)	Effective July 8, 2016, Mr. Chisholm was appointed a director and joined the Audit and Governance Committees.

Jacynthe Côté

Montreal, QC, Canada

Age 58 | Director since 2014

Independent

2016 Annual Meeting

Votes in favour: 99.34%

Areas of expertise

•   Accounting & Finance

•   Legal / Regulatory

•   Risk Management

•   Talent Management & Executive Compensation

Public board memberships (past five years)

•   Transcontinental Inc.
(2016 – present)

•   Suncor Energy Inc.
(2015 – present)

•   Finning International Inc.
(2014 – present)

Ms. Côté is a corporate director. She was President and Chief Executive Officer of Rio Tinto Alcan (a metals and mining company) from 2009 to 2014 and served in an advisory role until her retirement in 2014. Prior to that, she served as President and Chief
Executive Officer of Rio Tinto Alcan’s Primary Metal
business group. Ms. Côté joined Alcan Inc. in 1988
and served in a variety of progressively senior
leadership roles during her 26-year career.

Ms. Côté serves as a member of the Advisory
Board of the Montreal Neurological Institute, and
is on the Board of Directors of École des Hautes
Études Commerciales de Montréal.

She has a Bachelor degree in Chemistry from
Laval University.

Attendance (100% Overall)
			Board/Committee Memberships		Regular	Special
			Board		8/8	–
			Audit		8/8	–
			Governance		5/5	–
Securities held as at fiscal year end
Fiscal Year	Shares (#)	DDSUs (#)	Total Shares/DDSUs (#)	Total value of Shares/DDSUs	Total as a multiple of share ownership guideline of $750,000
2016	2,000	6,406	8,406	$704,423	0.9 x
2015	2,000	3,251	5,251	$392,617	0.5 x

10    |  Royal Bank of Canada

Toos N. Daruvala

New York, NY, U.S.A.

Age 61 | Director since 2015

Independent

2016 Annual Meeting

Votes in favour: 99.43%

Areas of expertise

•   Financial Services

•   Legal / Regulatory

•   Risk Management

Public board memberships (past five years)

•   CardConnect Corp.
(2016 – present)

Mr. Daruvala is the Co-Chief Executive Officer of MIO Partners, Inc. (the in-house asset management arm of McKinsey & Company). In 2016 he served as Senior Advisor and Director Emeritus for McKinsey & Company following his retirement in 2015. During his
33-year career at McKinsey he advised financial
institutions on a broad range of strategic and
operational matters and led their risk management,
and banking and securities practices (both in the
Americas).

Mr. Daruvala is a member of the Advisory Board of
the Ross School of Business at the University of
Michigan and the Board of the New York
Philharmonic. He is an Executive in Residence
at Columbia Business School.

He holds an M.B.A. from the University of
Michigan and a Bachelor of Technology in
Electrical Engineering from the Indian Institute
of Technology.

Attendance (100% Overall)
			Board/Committee Memberships		Regular	Special
			Board		8/8	–
			Governance		5/5	–
			Risk – Chair (1)		8/8	2/2
Securities held as at fiscal year end
Fiscal Year	Shares (#)	DDSUs (#)	Total Shares/DDSUs (#)	Total value of Shares/DDSUs	Total as a multiple of share ownership guideline of $750,000
2016	1,300	4,227	5,527	$463,163	0.6 x
2015	–	2,310	2,310	$172,719	0.2 x
(1)	Effective January 1, 2016, Mr. Daruvala was appointed Chair of the Risk Committee.

David F. Denison,

O.C., FCPA, FCA

Toronto, ON, Canada

Age 64 | Director since 2012

Independent

2016 Annual Meeting

Votes in favour: 99.08%

Areas of expertise

•   Accounting & Finance

•   Business-to-Consumer (B2C)

•   Financial Services

•   Risk Management

Public board memberships (past five years)

•   Hydro One Limited (Board Chair)
(2015 – present)

•   Allison Transmission Holdings, Inc.
(2013 – present)

•   BCE Inc.
(2012 – present)

Mr. Denison is a corporate director. He served as President and Chief Executive Officer of the Canada Pension Plan Investment Board from 2005 to 2012. Prior to that, he was President of Fidelity Investments Canada Limited.

Mr. Denison is a director of Bell
Canada and is Vice-Chair of the Board of Sinai
Health System. He is also a member of the
Investment Board and the International Advisory
Committee of the Government of Singapore
Investment Corporation, and the International
Advisory Council of the China Investment Corporation.

Mr. Denison earned Bachelor degrees in
mathematics and education from the University
of Toronto. He is a Chartered Professional
Accountant and a Fellow of the Institute of
Chartered Accountants of Ontario.

He is an Officer of the Order of Canada.

Attendance (100% Overall)
			Board/Committee Memberships		Regular	Special
			Board		8/8	–
			Audit – Chair		8/8	–
			Risk		8/8	2/2
Securities held as at fiscal year end
Fiscal Year	Shares (#)	DDSUs (#)	Total Shares/DDSUs (#)	Total value of Shares/DDSUs	Total as a multiple of share ownership guideline of $750,000
2016	1,041	15,005	16,046	$1,344,654	1.8 x
2015	1,000	10,866	11,866	$887,221	1.2 x

Royal Bank of Canada  |    11

Richard L. George, O.C.

Calgary, AB, Canada

Age 66 | Director since 2012

Independent

2016 Annual Meeting

Votes in favour: 99.45%

Areas of expertise

•   Accounting & Finance

•   Business-to-Consumer  (B2C)

•   Risk Management

•   Talent Management & Executive Compensation

Public board memberships (past five years)

•   Penn West Petroleum Ltd. (Board Chair)
(2013 – present)

•   Anadarko Petroleum Corporation
(2012 – present)

Mr. George is a partner of Novo Investment Group (an investment management company). He served as Chief Executive Officer of Suncor Energy Inc. from 1991 to 2012 and was President from 1991 to 2011.

Mr. George holds a Bachelor of Science in
engineering from Colorado State University, a law
degree from the University of Houston Law
School and is a graduate of the Harvard
Business School Program for Management
Development.

He is an Officer of the Order of Canada.

Attendance (78% Overall)
			Board/Committee Memberships		Regular	Special
			Board		6/8	–
			Human Resources (1)		4/5	–
			Risk		6/8	2/2
Securities held as at fiscal year end
Fiscal Year	Shares (#)	DDSUs (#)	Total Shares/DDSUs (#)	Total value of Shares/DDSUs	Total as a multiple of share ownership guideline of $750,000
2016	27,730	15,764	43,494	$3,644,797	4.9 x
2015	27,730	11,888	39,618	$2,962,238	3.9 x
(1)	Effective April 6, 2016, Mr. George retired as Chair of the Human Resources Committee.

Alice D. Laberge

Vancouver, BC, Canada

Age 60 | Director since 2005

Independent

2016 Annual Meeting

Votes in favour: 99.23%

Areas of expertise

•   Accounting & Finance

•   Talent Management & Executive Compensation

•   Technology / Digital

Public board memberships (past five years)

•   Potash Corporation of Saskatchewan
(2003 – present)

•   Russel Metals Inc.
(2007 – present)

Ms. Laberge is a corporate director. She served as President, Chief Executive Officer and a director of Fincentric Corporation until 2005. She was previously Chief Financial Officer and Senior Vice-President of Finance for MacMillan Bloedel Limited.

Ms. Laberge is a director of the BC Cancer Foundation.

She has an M.B.A. from the University of British
Columbia and a Bachelor of Science from the
University of Alberta.

Attendance (100% Overall)
			Board/Committee Memberships		Regular	Special
			Board		8/8	–
			Audit		8/8	–
			Human Resources – Chair (1)		5/5	–
Securities held as at fiscal year end
Fiscal Year	Shares (#)	DDSUs (#)	Total Shares/DDSUs (#)	Total value of Shares/DDSUs	Total as a multiple of share ownership guideline of $750,000
2016	5,000	43,476	48,476	$4,062,289	5.4 x
2015	5,000	39,418	44,418	$3,321,134	4.4 x
(1)	Effective April 6, 2016, Ms. Laberge was appointed Chair of the Human Resources Committee.

12    |  Royal Bank of Canada

Michael H. McCain

Toronto, ON, Canada

Age 58 | Director since 2005

Independent

2016 Annual Meeting

Votes in favour: 98.41%

Areas of expertise

•   Business-to-Consumer (B2C)

•   Risk Management

•   Talent Management & Executive Compensation

•   Technology / Digital

Public board memberships (past five years)

•   Maple Leaf Foods Inc.
(1995 – present)

•   Canada Bread Company Limited
(1995 – 2014)

Mr. McCain is President and Chief Executive Officer of Maple Leaf Foods Inc. (a food processing company) and President and a director of McCain Capital Inc.

He is a director of the Centre for Addiction and
Mental Health Foundation and MaRS Discovery
District. He is a member of the Business Council of
Canada, serves as Honourary Chairman of the
Maple Leaf Centre for Action on Food Security and
he is on the Advisory Board of the Richard Ivey
School of Business.

He holds a Bachelor of Business Administration
(Honours) from the University of Western
Ontario.

Attendance (Overall attendance 83%)
			Board/Committee Memberships		Regular	Special
			Board		7/8	–
			Governance		5/5	–
			Risk		7/8	0/2
Securities held as at fiscal year end
Fiscal Year	Shares (#)	DDSUs (#)	Total Shares/DDSUs (#)	Total value of Shares/DDSUs	Total as a multiple of share ownership guideline of $750,000
2016	15,063	43,807	58,870	$4,933,306	6.6 x
2015	15,063	39,119	54,182	$4,051,188	5.4 x

David McKay

Toronto, ON, Canada

Age 53 | Director since 2014

Not Independent (Management)

2016 Annual Meeting

Votes in favour: 99.45%

Areas of expertise

•   Accounting & Finance

•   Business-to-Consumer  (B2C)

•   Financial Services

•   Risk Management

Public board memberships (past five years)

•   None

Mr. McKay is President and Chief Executive Officer of RBC. Prior to his appointment in 2014, he was Group Head, Personal & Commercial Banking
from 2012 to 2014 and Group Head, Canadian
Banking from 2008 to 2012. Mr. McKay started his
career at RBC over 28 years ago and has held
progressively senior roles.

Mr. McKay was the 2016 United Way Toronto and
York Region Campaign Chair. He serves on the
Board of Trustees for the Hospital for Sick
Children and is a member of the Catalyst
Canada Advisory Board and the Business
Council of Canada.

He holds an M.B.A. from the Richard Ivey
School of Business at the University of
Western Ontario and a Bachelor of
Mathematics from the University of Waterloo.

			Attendance (Overall attendance 100%)
			Board/Committee Memberships	Regular	Special
			Board	8/8	–
			Mr. McKay is not a member of any board committee but attends committee meetings at the invitation of the committees.
Securities held as at fiscal year end
Fiscal Year	Shares (#)	DSUs/ PDSUs (#)	Total Shares/ DSUs/ PDSUs (#)	Total as a multiple of share ownership requirement of 8x of last 3 years’ average salary	Mr. McKay, as CEO of RBC, does not receive separate compensation for his service as a director.
2016	29,564	194,075 (1)	223,639	15.0 x
2015	26,571	139,249	165,820	12.3 x
(1)	Represents 177,924 performance deferred share units under the Performance Deferred Share Unit Program and 16,151 deferred share units under the Deferred Share Unit Program for executives (see the description of these programs on pages 57 to 58, and 60, respectively.)

Royal Bank of Canada  |    13

Dr. Heather Munroe-Blum,

O.C., O.Q., Ph.D., FRSC

Montreal, QC, Canada

Age 66 | Director since 2011

Independent

2016 Annual Meeting

Votes in favour: 99.14%

Areas of expertise

•   Business-to-Consumer (B2C)

•   Legal / Regulatory

•   Talent Management & Executive Compensation

•   Technology / Digital

Public board memberships (past five years)

•   CGI Group Inc.
(2015 – present)

Dr. Munroe-Blum is Chairperson of the Canada Pension Plan Investment Board. She is Emerita Principal and Vice-Chancellor (President) of McGill University, having served as Principal from 2003 until 2013. Prior to this, she was Vice-President (Research and International Relations) at the University of Toronto.

She is a director and Vice-Chair
of the Canada Gairdner Foundation and a member
of the Board of Stanford University’s Center for
Advanced Study in the Behavioral Sciences. She is
a member of the Trilateral Commission.

Dr. Munroe-Blum received a PhD in Epidemiology
from the University of North Carolina at Chapel
Hill. She earned a Master of Social Work from
Wilfrid Laurier University and Bachelor degrees
of arts and social work from McMaster
University. She is an Officer of the Order of
Canada, an Officer of l’Ordre national
du Québec and a Specially Elected Fellow of
the Royal Society of Canada.

Attendance (Overall attendance 100%)
			Board/Committee Memberships		Regular	Special
			Board		8/8	–
			Governance – Chair		5/5	–
			Risk		8/8	2/2
Securities held as at fiscal year end
Fiscal Year	Shares (#)	DDSUs (#)	Total Shares/DDSUs (#)	Total value of Shares/DDSUs	Total as a multiple of share ownership guideline of $750,000
2016	1,660	16,845	18,505	$1,550,719	2.1 x
2015	350	12,799	13,149	$983,151	1.3 x

Thomas A. Renyi

New Harbor, ME, U.S.A.

Age 70 | Director since 2013

Independent

2016 Annual Meeting

Votes in favour: 99.42%

Areas of expertise

•   Accounting & Finance

•   Financial Services

•   Risk Management

•   Technology / Digital

Public board memberships (past five years)

•   The Hartford Financial Services Group Inc. (Presiding Director)
(2010 – present)

•   Public Service Enterprise Group (Lead Director) (2003 – present)

Mr. Renyi is a corporate director. He was Executive Chairman of The Bank of New York Mellon when he retired in 2008. Prior to that, he was Chairman and CEO of The Bank of New York Company, Inc.
and the Bank of New York for 10 years.
Mr. Renyi’s career spanned almost four decades
at The Bank of New York Mellon and its
predecessor company.

Mr. Renyi is a director of RBC USA Holdco
Corporation. He is Trustee Emeriti of the Lincoln
Center for the Performing Arts and Trustee of
Catholic Charities of New York.

He earned an M.B.A. and a Bachelor of Arts
in Business Administration from Rutgers
University.

Attendance (Overall attendance 81%)
			Board/Committee Memberships		Regular	Special
			Board		7/8	–
			Audit		6/8	–
			Risk		6/8	2/2
Securities held as at fiscal year end
Fiscal Year	Shares (#)	DDSUs (#)	Total Shares/DDSUs (#)	Total value of Shares/DDSUs	Total as a multiple of share ownership guideline of $750,000
2016	1,449	7,887	9,336	$782,357	1.0 x
2015	–	6,332	6,332	$473,444	0.6 x

14    |  Royal Bank of Canada

Kathleen Taylor, C.M.

Toronto, ON, Canada

Age 59 | Director since 2001

Board Chair since 2014

Independent

2016 Annual Meeting

Votes in favour: 98.67%

Areas of expertise

•   Accounting & Finance

•   Business-to-Consumer (B2C)

•   Legal / Regulatory

•   Talent Management & Executive Compensation

Public board memberships (past five years)

•   Air Canada
(2016 – present)

•   Adecco Group
(2015 – present)

Ms. Taylor is Chair of the Board of RBC. She is the former President and Chief Executive Officer of Four Seasons Hotels and Resorts, where she served in a variety of senior leadership roles from 1989 to 2013. She is a director of the Canada Pension Plan
Investment Board.

Ms. Taylor is Chair of the Board
of SickKids Foundation, a trustee of the Board of
the Hospital for Sick Children, a member of the
Principal’s International Advisory Board of McGill
University and a member of the Dean’s Advisory
Council of the Schulich School of Business at
York University.

She has an M.B.A. and an Honorary Doctorate
of Laws from the Schulich School of Business,
a law degree from Osgoode Hall Law School
and a Bachelor of Arts (Honours) from the
University of Toronto. Ms. Taylor is a member
of the Order of Canada.

			Attendance (Overall attendance 100%)
			Board/Committee Memberships		Regular	Special
			Board – Chair		8/8	–
			As Board Chair, Ms. Taylor is not a member of any board committee but attends and participates at committee meetings. In fiscal 2016, she attended 100% of board committee meetings.
Securities held as at fiscal year end
Fiscal Year	Shares (#)	DDSUs (#)	Total Shares/DDSUs (#)	Total value of Shares/DDSUs	Total as a multiple of share ownership guideline of $750,000
2016	31,640	67,076	98,716	$8,272,401	11.0 x
2015	31,640	62,666	94,306	$7,051,260	9.4 x

Bridget A. van Kralingen

New York, NY, U.S.A.

Age 53 | Director since 2011

Independent

2016 Annual Meeting

Votes in favour: 99.23%

Areas of expertise

•   Business-to-Consumer (B2C)

•   Financial Services

•   Talent Management & Executive Compensation

•   Technology / Digital

Public board memberships (past five years)

•   None

Ms. van Kralingen is Senior Vice-President of Industry Platforms at IBM Corporation (an information technology company). Since joining IBM in 2004 she has served in a variety of leadership positions including Senior Vice-President of IBM Global
Business Services, General Manager of IBM North
America, and General Manager of IBM Global
Business Services, North East Europe, Middle East
and Africa. Prior to joining IBM, she was Managing
Partner, Financial Services with Deloitte
Consulting, U.S.

She holds a Master of Commerce in Industrial
and Organisational Psychology from the
University of South Africa, a Bachelor of
Commerce from the University of the
Witwatersrand, South Africa, and an Honours
degree in Commerce from the University of
Johannesburg.

Attendance (Overall attendance 96%)
			Board/Committee Memberships		Regular	Special
			Board		8/8	–
			Human Resources		5/5	–
			Risk		8/8	1/2
Securities held as at fiscal year end
Fiscal Year	Shares (#)	DDSUs (#)	Total Shares/DDSUs (#)	Total value of Shares/DDSUs	Total as a multiple of share ownership guideline of $750,000
2016	1,390	16,376	17,766	$1,488,791	2.0 x
2015	–	14,474	14,474	$1,082,221	1.4 x

Royal Bank of Canada  |    15

Thierry Vandal

Mamaroneck, NY, U.S.A.

Age 56 | Director since 2015

Independent

2016 Annual Meeting

Votes in favour: 99.39%

Areas of expertise

•   Accounting & Finance

•   Legal / Regulatory

•   Risk Management

•   Talent Management & Executive Compensation

Public board memberships (past five years)

•   Veresen Inc.
(2015 – present)

Mr. Vandal is President of Axium Infrastructure US Inc. (a portfolio management firm). Mr. Vandal was President and Chief Executive Officer of Hydro-Québec from 2005 until his retirement in 2015.

He serves on the board of École des Hautes
Études Commerciales de Montréal and is Chair of
the Finance Committee of the McGill University
Board of Governors.

He holds an M.B.A. in Finance from École des
Hautes Études Commerciales de Montréal and
an engineering degree from École
Polytechnique de Montréal.

Attendance (Overall attendance 100%)
			Board/Committee Memberships		Regular	Special
			Board		8/8	–
			Audit		8/8	–
			Human Resources		5/5	–
Securities held as at fiscal year end
Fiscal Year	Shares (#)	DDSUs (#)	Total Shares/DDSUs (#)	Total value of Shares/DDSUs	Total as a multiple of share ownership guideline of $750,000
2016	1,038	3,987	5,025	$421,095	0.6 x
2015	1,019	932	1,951	$145,876	0.2 x

Below is the 2016 attendance record of each director who is retiring from the board.

Retiring directors	Regular Meetings	Special Meetings
W. Geoffrey Beattie – 91% attendance
Board	8/8	–
Audit (1)	3/4	–
Human Resources	4/5	–
Risk (1)	4/4	1/1
Edward Sonshine – 90% attendance
Board	8/8	–
Audit	7/8	–
Governance	4/5	–
(1)	Effective April 6, 2016, Mr. Beattie moved from the Risk Committee to the Audit Committee.

16    |  Royal Bank of Canada

Skills and competencies

In 2016, the Governance Committee engaged an independent third-party consultant to help identify the skills and experiences needed on the board to support the future strategic objectives of RBC. This review considered the Bank’s long-term strategy, interviews with management and directors, and the board’s existing skills and competencies. The consultant also benchmarked our practices against those of our peers in Canada, the U.S. and the U.K.

This review will enable the Governance Committee and the board to align the talent and expertise needed against the backdrop of a dynamic marketplace and evolving regulatory landscape.

With this refreshed approach, the Governance Committee developed and the board adopted a new board competency matrix providing a sharper focus on the talent the board will need going forward. As the matrix shows, the director nominees for the 2017 Annual Meeting continue to bring a diverse range of expertise, experience and perspective, facilitating strong and effective oversight of RBC in the pursuit of its corporate and strategic objectives.

Competencies and Experience
Accounting & Finance	×	×		×	×	×		×		×	×		×
Business-to-Consumer (B2C)				×	×		×	×	×		×	×
Financial Services	×		×	×				×		×		×
Legal / Regulatory	×	×	×						×		×		×
Risk Management	×	×	×	×	×		×	×		×			×
Talent Management & Executive Compensation		×			×	×	×		×		×	×	×
Technology / Digital						×	×		×	×		×
Business Transformation	×	×	×	×	×		×	×	×	×		×	×
Multi-Line Responsibility	×	×		×	×	×	×	×	×	×		×
Public Company Leader					×		×	×		×	×
U.S. Expertise	×		×		×		×	×	×	×	×	×	×
(1)	Directors are asked to identify their top four competencies in a self-assessment questionnaire, recognizing that they may have experience in other competencies as well.

All of our directors have knowledge and skills acquired from senior level involvement in major organizations, and the matrix presumes each member to (i) have governance experience; and (ii) share a commitment to and accountability for corporate citizenship.

Royal Bank of Canada  |    17

Directors’ compensation

Our approach to compensation

Experienced, focused and talented directors are essential to the achievement of our strategic objectives and to provide effective guidance and oversight to management.

The Governance Committee is responsible for all aspects of board compensation and annually reviews the amount and form of non-executive directors’ compensation, taking into account the:

•	size, complexity and geographic scope of RBC;
•	time commitment expected of directors;
•	overall expertise and experience required;
•	need for compensation that is fair and positioned to attract highly qualified directors; and
•	alignment of the interests of directors with those of our shareholders.

Decision-making process

The Governance Committee assesses the design and competitiveness of our board compensation in the context of industry best practices, and with reference to a core comparator group of Canadian financial institutions and other Canadian companies of similar scope, complexity and comparable size, as measured by financial criteria, including market capitalization, total revenue and other measures.

Our core comparator group consists of these Canadian companies:

Financial institutions		Non-financial institutions
Bank of Montreal	Manulife Financial	BCE	Suncor Energy
Bank of Nova Scotia	Sun Life Financial	Canadian National Railway	TransCanada
Canadian Imperial Bank of Commerce	Toronto-Dominion Bank	Enbridge

For additional context, in reviewing board compensation the Governance Committee also makes reference to a broader group of U.S. and international financial institutions.

Compensation structure

We believe in a compensation structure that is effective and transparent. Each non-executive director is paid a flat annual fee to cover all of his or her responsibilities, attendance and work performed during the year. Prior to May 1, 2016, the annual board retainer was $210,000 and the annual retainer for the Governance Committee Chair was $25,000.

Effective May 1, 2016, RBC directors were compensated as follows:

Annual retainers	($)
		David McKay, as CEO of RBC, does not receive any director compensation.
Director	250,000
Board Chair	275,000
Committee Chair	50,000

Directors are also reimbursed for travel and other expenses incurred for attendance at board and committee meetings and for other meetings or business at the request of RBC. Non-executive directors do not receive stock options and do not participate in the Bank’s pension plans.

No changes to compensation for 2017

There were no changes to board compensation recommended or approved for 2017.

18    |  Royal Bank of Canada

Alignment of interests of directors and shareholders

The board believes the following measures effectively align the interests of directors with those of our shareholders.

Share ownership requirement

Within five years of joining the board, directors are required to own RBC equity with a total aggregate value of not less than three times the board retainer, or $750,000 (increased from $630,000 on May 1, 2016). As part of this $750,000 investment, directors must own at least 1,000 RBC common shares.

Investment of directors’ fees

Directors’ investments in RBC equity are

facilitated through the Director Share Purchase

Plan (for RBC shares) and the Director Deferred

Stock Unit Plan (for Director Deferred Stock

Units (DDSUs)). DDSUs are notional units that

have the same value as our shares. When

credited to or redeemed by directors, the value of

a DDSU is calculated using the average closing

price on the Toronto Stock Exchange of an RBC

common share over the five preceding trading

days.

Directors must invest at least $150,000

(increased from $115,000 on May 1, 2016) of

their annual board retainer (the equity portion)

either in RBC shares or in DDSUs. Until a director

owns at least 1,000 RBC common shares, the equity portion of the board retainer will be paid in RBC shares. Shares are purchased at market prices. Directors may invest up to 100% of the cash portion of their annual board retainer in either DDSUs or shares.

Directors cannot sell RBC shares purchased with the equity portion of their annual board retainer or redeem any DDSUs until retirement from the board.

Restrictions on trading and hedging RBC securities

Directors are prohibited from:

•	selling RBC securities directly or indirectly if they do not own or have not fully paid for them (a short sale);
•	directly or indirectly buying or selling a call or put on RBC securities; and
•

entering into equity monetization transactions that would have an effect equivalent to creating call or put rights in respect of RBC securities or other financial instruments designed to hedge or offset a decrease in the market value of RBC securities.

Compensation for membership on subsidiary boards

Non-executive directors may be asked to serve as directors of RBC subsidiaries, and are paid for their services and reimbursed for travel and other expenses. Mr. Renyi serves on the board of RBC USA Holdco Corporation, our U.S. intermediate holding company. He is chair of its human resources & governance committee and was previously chair of its risk committee. During fiscal 2016 he was paid a board retainer of US$135,000 and pro-rated portions of the US$30,000 chair retainers for the risk committee and the human resources & governance committee. Mr. Renyi received his 2016 compensation in DDSUs.

Royal Bank of Canada  |    19

Director compensation table

The following table sets out the total compensation paid to non-executive directors in fiscal 2016. Directors who	In 2016 directors received 85% of their retainers in equity.

served in any capacity for a portion of the fiscal year were compensated on a pro-rated basis.

Directors	Fees earned ($)	All other compensation ($)	Total ($)	Allocation of RBC fees ($)
				Shares/ DDSUs	Cash
W.G. Beattie (1)	238,333	–	238,333	238,333	–
A.A. Chisholm (2)	83,333	–	83,333	83,333	–
J. Côté	230,000	–	230,000	230,000	–
T.N. Daruvala (3)	271,667	–	271,667	271,667	–
D.F. Denison (4)	280,000	–	280,000	280,000	–
R.L. George (5)	255,000	–	255,000	255,000	–
A.D. Laberge (6)	259,167	–	259,167	181,250	77,917
M.H. McCain	230,000	–	230,000	230,000	–
H. Munroe-Blum (7)	267,500	–	267,500	267,500	–
T.A. Renyi (8)	230,000	221,281	451,281	414,401	36,880
E. Sonshine	230,000	–	230,000	230,000	–
K. Taylor (9)	505,000	–	505,000	132,500	372,500
B.A. van Kralingen	230,000	–	230,000	230,000	–
T. Vandal	230,000	–	230,000	230,000	–
Directors who resigned or retired in 2016
J.P. Reinhard (10)	87,500	–	87,500	47,917	39,583
V.L. Young (11)	105,000	50,000	155,000	57,500	47,500
TOTAL			4,003,781	3,379,401	574,380
(1)	On January 1, 2016, Mr. Beattie retired as Risk Committee Chair.
(2)	On July 6, 2016, Mr. Chisholm was appointed a director.
(3)	On January 1, 2016, Mr. Daruvala was appointed Risk Committee Chair.
(4)	Fees include Audit Committee Chair retainer.
(5)	On April 6, 2016, Mr. George retired as Human Resources Committee Chair.
(6)	On April 6, 2016, Ms. Laberge was appointed Human Resources Committee Chair.
(7)	Fees include Governance Committee Chair retainer.
(8)	Fees under ‘All other compensation’ reflect annual board and pro-rated risk committee and human resources & governance committee chair retainers for serving on the board of RBC USA Holdco Corporation. U.S. dollar compensation has been converted to Canadian dollars using the Bank of Canada’s foreign exchange rate of US$1.00 = C$1.3411 reflecting the foreign exchange rate on the last trading day of the 2016 fiscal year.
(9)	Fees include Board Chair retainer.
(10)	Mr. Reinhard resigned on March 10, 2016. In fiscal 2016 he attended two board meetings, two Human Resources Committee meetings and two Audit Committee meetings.
(11)	Mr. Young retired on April 5, 2016. In fiscal 2016 he attended three board meetings, two Governance Committee meetings and one Human Resources Committee meeting. RBC donated $50,000 to a charity of his choice. Mr. Young did not receive any financial benefit from this donation.

20    |  Royal Bank of Canada

Board committee reports

Report of the Audit Committee

Members (fiscal year end)	• D.F. Denison (Chair), W.G. Beattie, A.A. Chisholm, J. Côté, A.D. Laberge, T.A. Renyi, E. Sonshine and T. Vandal
Financial Literacy & Audit Expertise

•    All members of the Audit Committee are ‘financially literate’ within the meaning of the Canadian Securities Administrators rules and the corporate governance listing standards of the New York Stock Exchange.

•    D.F. Denison, W.G. Beattie, J. Côté, A.D. Laberge, T.A. Renyi and T. Vandal qualify as ‘audit committee financial experts’ as defined by the U.S. Securities and Exchange Commission.

Meetings

•    Eight meetings were held in fiscal 2016 (four of those meetings included joint sessions with the Risk Committee); each meeting was attended by the external auditor.

•    Each meeting included an in camera session without management present.

•    Separate in camera sessions were also held with the external auditor at each regular meeting, and with the Chief Internal Auditor (CIA), Chief Compliance Officer (CCO), General Counsel and Chief Administrative Officer and Chief Financial Officer (CAO and CFO) on a quarterly basis.

Responsibility	2016 Highlights
Financial Reporting and Internal Controls

✓       Recommended for approval by the board quarterly and annual financial reports.

✓      Reviewed significant judgments relating to:

•    fair value of financial instruments;

•    allowance for credit losses, including analysis of our Energy sector loan portfolio;

•    tax uncertainty provisions and disclosure;

•    goodwill impairment;

•    business combinations and dispositions, including the acquisition of City National Bank as well as the disposition of RBC General Insurance Company and RBC Investor Services España, S.A.;

•    prospective adoption of new accounting and regulatory standards (e.g., IFRS 9 – Financial Instruments); and

•    disclosure controls and procedures and internal controls over financial reporting.

Internal Audit Function

✓       Reviewed and approved the annual internal audit plan and monitored its execution.

✓      Reviewed quarterly reports of audit activities, findings and recommendations.

✓       Reviewed the key findings of an internal audit report on the finance function.

External Auditor (PwC)

✓       Successfully oversaw the transition of PwC as our new external auditor.

✓      Discussed with PwC its responsibilities in performing an integrated audit, its determination of areas of significant audit risk and related risk mitigation procedures, and reviewed and approved its annual audit plan and associated fees.

✓      Discussed with PwC key accounting risks and significant judgments made by management.

✓      Received written confirmation from PwC of its independence.

✓      Pre-approved all additional engagements with PwC (including any non-audit services).

Royal Bank of Canada  |    21

✓       Completed an annual assessment of PwC’s performance on (i) quality of service and communication; (ii) independence, objectivity and professional skepticism; and (iii) qualification and experience of the audit team, all of which were rated satisfactory.

✓      Participated in the Canadian Public Accountability Board’s audit quality indicator pilot.

Talent Management

✓       Recommended approval of a new Chief Financial Officer to the board.

✓      Approved the appointment and mandate of a new CIA and CCO in connection with the planned succession for these roles and approved the mandate of the Chief Anti-Money Laundering (AML) Officer.

✓      Reviewed performance assessments of the CAO and CFO, CIA and CCO, each of which was satisfactory.

Legal, Regulatory and Capital Matters

✓       Received regular updates from the General Counsel on legal matters and the CCO on regulatory compliance, including AML and anti-terrorist funding regulations.

✓       Reviewed the results of the 2016 enterprise stress testing and approved the Internal Capital Adequacy Assessment Process and the 2017 Capital Plan.

Subsidiary Oversight

✓       Acted as Audit Committee to certain regulated subsidiaries of RBC.

✓      Met with the independent directors of RBC Europe Limited.

✓       Received an update on the U.S. comprehensive capital analysis and review.

Auditor’s fees

PricewaterhouseCoopers LLP (PwC)

Following a tender process, PwC was appointed our auditor by the Board of Directors on January 29, 2016, which appointment was approved by the Bank’s shareholders at the Annual and Special Meeting of Common Shareholders held on April 6, 2016. Fees relating to the year ended October 31, 2016 to PwC and its affiliates were $31.2 million and are detailed below. The nature of each category of fees is also described below.

	Year ended October 31, 2016 ($Millions)
	Bank and Subsidiaries	Mutual Funds (1)	Total
Audit fees	$23.6	$1.7	$25.3
Audit-related fees	$4.6	$–	$4.6
Tax fees	$0.1	$0.3	$0.4
All other fees	$0.5	$0.4	$0.9
Total fees	$28.8	$2.4	$31.2
(1)	The Mutual Funds category includes fees paid for professional services provided by PwC for certain mutual funds managed by subsidiaries of the Bank. In addition to other administrative costs, the subsidiaries are responsible for the auditors’ fees for professional services rendered in connection with the annual audit, statutory and regulatory filings and other services for the Mutual Funds in return for a fixed administration fee.

22    |  Royal Bank of Canada

Deloitte LLP (Deloitte)

Prior to PwC’s appointment, Deloitte was our auditor. Deloitte had become our sole auditor on September 23, 2003 and resigned on January 29, 2016. Deloitte or its predecessor firms had been involved in our audit since 1917 as one of a panel of auditors used by the Bank. Fees relating to the year ended October 31, 2015 to Deloitte and its affiliates were $31.4 million and are detailed below. The nature of each category of fees is also described below.

	Year ended October 31, 2015 ($Millions)
	Bank and Subsidiaries	Mutual Funds (1)	Total
Audit fees	$22.6	$1.7	$24.3
Audit-related fees	$5.5	$–	$5.5
Tax fees	$0.1	$0.3	$0.4
All other fees	$0.7	$0.5	$1.2
Total fees	$28.9	$2.5	$31.4
(1)	The Mutual Funds category includes fees paid for professional services provided by Deloitte for certain mutual funds managed by subsidiaries of the Bank. In addition to other administrative costs, the subsidiaries are responsible for the auditors’ fees for professional services rendered in connection with the annual audit, statutory and regulatory filings and other services for the Mutual Funds in return for a fixed administration fee.

Audit Fees

Audit fees were paid for professional services rendered by the auditor for the integrated audit of the Annual Consolidated Financial Statements of the Bank, including its audit of the effectiveness of our internal control over financial reporting, and any financial statement audits of our subsidiaries. In addition, audit fees were paid for services that generally only the Bank’s independent auditor reasonably can provide including services provided in connection with statutory and regulatory filings related to prospectuses and other offering documents.

Audit-Related Fees

Audit-related fees were paid for assurance and related services that are reasonably related to the performance of the audit or review of our Annual Consolidated Financial Statements and are not reported under the audit fees item above. These services consisted of:

•	special attest services traditionally performed by the Bank’s independent auditor;
•	reporting on the effectiveness of internal controls as required by contract or for business reasons;
•	the audits of the financial statements of our various pension plans and charitable foundations;
•	the audits of various trusts and limited partnerships; and
•	the transition of the audit of the consolidated financial statements of the Bank and the audits of our subsidiaries to PwC.

Tax Fees

Tax fees were paid for tax compliance services including the review of original and amended tax returns and assistance in completing routine tax schedules and calculations.

All Other Fees

These services consist of French translation of financial statements and related continuous disclosure and other public documents containing financial information for us and certain of our subsidiaries as well as accounting and other research publications.

Pre-approval policies and procedures

The Audit Committee has adopted a policy that requires pre-approval by the Audit Committee of audit services and other services within permissible categories of non-audit services. The policy prohibits RBC from engaging the auditor for ‘prohibited’ categories of non-audit services.

Royal Bank of Canada  |    23

Report of the Governance Committee

Members (fiscal year end)	• H. Munroe-Blum (Chair), A.A. Chisholm, J. Côté, T.N. Daruvala, M.H. McCain and E. Sonshine
Meetings	• Five meetings were held in fiscal 2016. • Each meeting included an in camera session without management present.

Responsibility	2016 Highlights
Monitor Best Practices and Trends

✓       Reviewed each committee mandate for alignment with regulatory guidance and best practices.

✓      Approved updates to key board and committee governance policies, including the Majority Voting Policy and Board Diversity Policy.

✓      Approved the Corporate Governance Framework and Statement of Corporate Governance Practices.

✓       Received semi-annual updates highlighting key Canadian, U.S. and international governance and regulatory developments.

Director Recruitment and Board Composition

✓       Engaged an independent third-party consultant to help identify the skills and experiences needed on the board to support the future strategic objectives of RBC.

✓       Created a sub-committee to focus on recruiting priority candidates.

✓      Recommended the appointment of a new director following a review of board composition, individual experience and competencies.

✓      Oversaw the appointment of a new Human Resources Committee Chair.

✓      Reviewed and approved the director nominees for election and assessed directors’ independence.

Director Compensation

✓       Reviewed current competitive trends in director compensation in Canada, the U.S. and internationally.

✓      Discussed current compensation for non-executive directors and recommended no changes for 2017.

Director Effectiveness

✓       Developed and approved 2016 priorities for the board and Board Chair and reviewed regular progress reports against these priorities.

✓       Oversaw the annual board and committee effectiveness evaluation.

Director Orientation and Education

✓       Implemented a mentorship program for new directors.

✓      Refreshed Committee Chair orientation, including enhanced orientation materials and meetings with management.

✓      Developed online education resources portal.

Shareholder Engagement	✓ Conducted a review of our engagement strategy to ensure alignment with best practices and shareholder expectations.
Corporate Citizenship

✓       Reviewed the Bank’s corporate citizenship strategy and approved the 2017 Global Donations budget (effective November 1, 2016).

✓       Reviewed the 2016 Corporate Responsibility Report and the Public Accountability Statement.

Conduct Review

✓       Reviewed policies to comply with self-dealing provisions of the Bank Act and the U.S. Sarbanes-Oxley Act of 2002.

✓       Approved the RBC Code of Conduct and received semi-annual compliance reporting and obtained assurances that the Bank has processes in place to ensure adherence to the Code of Conduct.

✓       Discussed trends of Code of Conduct compliance with management.

Subsidiary Oversight	✓ Acted as the Conduct Review Committee for certain of our Federally Regulated Financial Institution subsidiaries. ✓ Reviewed annual report on effectiveness of subsidiary governance at RBC.

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Report of the Human Resources Committee

Members (fiscal year end)	• A.D. Laberge (Chair), W.G. Beattie, R.L. George, B.A. van Kralingen and T. Vandal
Meetings

•    Five meetings were held in fiscal 2016 (one meeting included a joint session with the Risk Committee).

•    Each meeting included an in camera session without management present.

•    In camera sessions were also held with the external independent compensation advisor, Frederic W. Cook & Co., Inc. (FW Cook) at each meeting where executive compensation was discussed.

Responsibility	2016 Highlights
Executive Compensation

✓       Reviewed the Bank’s approach to executive compensation, including its approach, design and positioning relative to comparators.

✓       Reviewed performance assessment of the CEO against 2015 objectives, and discussed 2016 goals and performance metrics.

✓      Made recommendations to the board for the compensation of the CEO and other senior executives.

✓      Reviewed a report from FW Cook on compensation trends and regulatory developments in Canada, the U.S. and the U.K.

✓       Reviewed, and recommended the board approve, the Compensation discussion and analysis.

✓      Reviewed and approved the compensation arrangements for two new heads of oversight functions, the Chief Internal Auditor (CIA) and the Chief Compliance Officer (CCO).

Compensation Oversight and Risk Management

✓       Met with the Group Chief Risk Officer to review the alignment of variable compensation with risks and economic performance.

✓      Reviewed an assessment conducted by FW Cook of the alignment between CEO compensation and RBC performance.

✓      Reviewed the results of scenario analyses of the Bank’s major performance-based incentive programs to assess payouts under different levels of Bank performance. This ensures that these programs incorporate the Bank’s pay-for-performance principle, risk appetite and compensation objectives.

✓      Met with the CIA on compensation risk management and governance practices, including alignment with the Financial Stability Board’s principles and standards.

Oversight of Compensation Programs, Policies and Pensions

✓       Approved the Compensation Management Framework, the RBC Policy on Compensation Risk Management, and the RBC Forfeiture and Clawback Policy.

✓       Reviewed a report on RBC’s variable compensation programs, and their alignment with financial performance and Financial Stability Board Principles.

✓       Reviewed a summary of City National Bank’s compensation approach, including the design and funding of their major compensation programs.

✓       Reviewed a report of the Bank’s pension plans and certain of its subsidiaries covering design, governance, funding, performance and investment strategy.

✓       Reviewed talent and compensation trends in capital markets.

Talent Management and Succession

✓       Reviewed and discussed the Bank’s leadership strategy, approach to high-potential talent management and succession planning ensuring a pipeline of talent to drive both short and long-term performance.

✓       Supported the board in overseeing senior leadership appointments including the planned succession of the Chief Financial Officer and the CCO, as well as the rotation of the CIA.

Employee Engagement	✓ Reviewed and discussed the 2016 employee opinion survey results which assessed employee engagement.

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Report of the Risk Committee

Members (fiscal year end)	• T.N. Daruvala (Chair), D.F. Denison, R.L. George, M.H. McCain, H. Munroe-Blum, T.A. Renyi and B.A. van Kralingen
Meetings

•    Eight regular meetings and two special meetings were held in fiscal 2016 (four of the regular meetings included joint sessions with the Audit Committee and one regular meeting included a joint session with the Human Resources Committee).

•    Each regular meeting included an in camera session with the Group Chief Risk Officer (GCRO) and an in camera session without management present.

Responsibility	2016 Highlights
Risk Management

✓       Advised on specific risk issues, including provisions for credit losses, oil and gas exposures and Canadian mortgage exposures.

✓       Reviewed results of regulatory supervisory assessments of RBC.

✓      Oversaw the delegation of risk limits to management, as well as transactions exceeding those delegated limits.

✓       Evaluated RBC’s cybersecurity preparedness, third-party outsourcing, and IT risk issues, and reviewed plans to enhance readiness and promote awareness across the enterprise.

✓       Discussed how RBC incorporates social, environmental and reputational considerations in its credit adjudication process.

✓      Reviewed and approved the Bank’s resolution plan, which outlines how RBC would respond to restore viability.

✓       Reviewed and discussed with management RBC’s evolution of risk data practices.

✓       Reviewed the Enterprise-Wide Stress Testing results and approved the Internal Capital Adequacy Assessment Process.

✓      Education/training sessions included RBC’s balance sheet and central funding through a ‘risk lens’, retail credit risk overview of Canadian Banking, sensitivity of net interest income to changes in interest rates.

Significant Transactions	✓ Reviewed and approved significant transactions which exceeded the authorities delegated to management.
Risk Framework and Risk Culture Oversight

✓       Reviewed and approved the following risk frameworks:

•    Enterprise Risk Management Framework, a consolidated overview of the Bank’s program for identifying, measuring, controlling and reporting on significant risks.

•    Enterprise Risk Appetite Framework, the amount and type of risk RBC is willing to accept in the pursuit of its business objectives.

•    Enterprise Risk Conduct and Culture Framework, an overview of enterprise-wide programs that drive strong behaviours and support a robust level of risk conduct.

✓      Considered how risk conduct is assessed at RBC and key initiatives planned or underway to further strengthen risk conduct and ensure the Bank’s practices meet or exceed evolving regulatory expectations and recommended industry practices.

Oversight of Risk Management Function	✓ Reviewed and approved the function’s organizational structure, budget and resources. ✓ Assessed the effectiveness of the risk management function, including a review of the GCRO mandate.
Subsidiary Oversight

✓       Approved the mandate for the Risk Committee of RBC USA Holdco Corporation, the Bank’s intermediate holding company (IHC).

✓       Reviewed reports on the IHC’s liquidity risk profile.

✓      Received an update on the U.S. comprehensive capital analysis and review.

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Statement of Corporate Governance Practices

We are committed to high standards of governance, consistent with regulatory expectations and evolving best practices aligned with our strategy and risk appetite. We believe good governance contributes to effective and transparent oversight by establishing the processes, practices and structures through which we work to meet our strategic objectives and achieve long-term value for our shareholders.

These core principles drive our approach to corporate governance:

Ethical Culture By setting the tone at the top, the board champions the values of trust, integrity and good governance.	Stewardship Directors are the stewards of RBC, exercising independent judgment in overseeing management and safeguarding the interests of shareholders.

Strategic Oversight Directors are key advisors to management, advising on strategic direction, objectives and action plans, taking into account business opportunities and RBC’s risk appetite.	Risk Oversight The board oversees the frameworks, policies and systems to identify and manage risks to the businesses and seeks to embed a strong risk management culture throughout RBC.

Independence Independence from management is fundamental to the board’s effective oversight and mechanisms are in place to ensure its independence.	Accountability Transparency is a key component of good governance. The board is committed to clear and comprehensive financial reporting and disclosure and constructive shareholder engagement.

Continuous Improvement The board is committed to continuous improvement of its corporate governance principles, policies and practices.

The board exercises its authority in accordance with the RBC Code of Conduct, our By-laws, the Bank Act, and other applicable laws and regulations, including those imposed by the Canadian Securities Administrators (CSA), the Toronto Stock Exchange, the New York Stock Exchange (NYSE), the NASDAQ Global Market (NASDAQ) and the U.S. Securities and Exchange Commission.

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Governance structure

The fundamental relationships among the board, its committees, management, shareholders and other stakeholders are established by our governance structure.

Through this framework our ethical values and strategic and corporate objectives are set, and plans for achieving those objectives and monitoring performance are determined.

Board structure

Board of Directors Independent Board Chair: Kathleen Taylor

Audit Committee All Independent	Human Resources Committee All Independent	Governance Committee All Independent	Risk Committee All Independent

The board and each of its committees have a mandate which identifies areas of responsibility and oversight. The Governance Committee annually reviews the committees’ mandates to appropriately allocate responsibilities, taking into account regulatory guidance and best practices. This ensures that the board and its committees are adaptive and responsive to new requirements and best practices, and that oversight is efficient and streamlined. Mandates of the board and each committee are available on our website at rbc.com/governance.

The Governance Committee recommends membership and Committee Chair succession plans. In the normal course and, subject to annual reappointment by the board, directors serve on a committee for a minimum of three years. Each committee, through its Chair, reports to the board following each meeting.

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RBC Code of Conduct

We hold ourselves to the highest standards of conduct to build the trust of our clients, investors, colleagues and community. The RBC Code of Conduct (Code) promotes standards of ethical behaviour that apply to directors, senior management and all employees.

The board approves the Code and collaborates closely with management to set the tone at the top and promote a strong governance culture that influences RBC at every level. The Code sets out fundamental principles that guide the board in its deliberations and reflect the Bank’s global businesses, and new and emerging risk areas.

Our Code fosters an open environment in which questions and concerns may be brought forward. It creates a frame of reference for dealing with sensitive and complex issues, and provides for accountability if standards of conduct are not upheld.

Waivers of the application of the Code are considered only in exceptional circumstances. In the case of executive officers and directors, waivers must be reported to the Governance Committee or the board, and must be publicly disclosed in accordance with law.

No waivers from the Code were granted in 2016 for executive officers or directors.

To enhance understanding of the values and principles outlined in our Code, we have implemented an online learning program that requires employees annually to demonstrate their familiarity with the Code and certify that they are in compliance. Directors are required to acknowledge each year that they have read and understand the Code and certify they are in compliance. We have also adopted policies and procedures to address more specific aspects of ethical business conduct, such as anti-bribery, anti-corruption and insider trading.

Regular reporting on ethics and compliance to the Governance Committee assists the board in monitoring compliance with the Code. Our Code has been filed with securities regulators at sedar.com and is available at rbc.com/governance.

RBC reporting hotline

Our stakeholders rely on the accuracy of our financial reporting. We have established mechanisms for directors, officers, employees and third parties to report, on a confidential and anonymous basis, any allegations of wrongdoing relating to accounting, auditing or internal accounting controls. Details on our reporting hotline can be found at rbc.com/governance. All credible issues would be investigated internally or by an independent external party and any significant issues would be raised to the Chair of the Audit Committee.

Conflicts of interest

In practice, conflicts of interest can arise as a result of professional and contractual arrangements, directorships and other business interests. Where the personal or business interests of directors and executive officers may conflict with those of RBC, they are required to disclose the nature and extent of a conflict of interest at the earliest possible date. Such disclosure must be made in writing or by requesting to have it entered in the minutes of the meeting. In the event of a conflict of interest, the director or executive officer will leave the relevant portion of the meeting and the director will not vote or participate in the decision.

Independence of the board

To be effective, the board must be independent of management. The board has adopted a Director Independence Policy, which incorporates the ‘affiliated persons’ regulations under the Bank Act and the definition
All 2017 director nominees are independent except for our CEO.

of ‘independence’ in CSA Guidelines. This policy has been filed with securities regulators at sedar.com and is available on our website at rbc.com/governance. It sets higher standards for members of our Audit Committee and our Human Resources Committee.

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Assessing independence

A director will be considered independent only if the director is unaffiliated with RBC and the board has determined that the director has no direct or indirect material relationship with RBC that could interfere with the exercise of his or her independent judgment.

Information concerning personal and business relationships between each director and RBC, including the provision of banking and financial services, is used by the board in its determination of director independence. This information is collected through due diligence that includes the following sources:

•	directors’ responses to an annual detailed questionnaire;
•	biographical information of directors; and
•	internal records and reports on relationships between directors, entities affiliated with directors and RBC.

Relationships between a director and RBC are tested against the materiality thresholds set out in the RBC Director Independence Policy. We also take into account all other facts and circumstances that we deem relevant in determining whether the relationships could reasonably be expected to interfere with the exercise of the directors’ independent judgment. We consider the nature and extent of these relationships and their importance not only to the director and to RBC, but also to entities with which the director is affiliated.

Determinations of independence

The board has analyzed the direct and indirect material relationships between each director nominee and RBC. On advice from the Governance Committee, the board has affirmatively determined that 12 of the 13 nominees (92%) in this Circular for election as directors are independent. The Bank Act requires that the CEO be a member of the board and, as CEO, Mr. McKay is affiliated with RBC and is not independent.

Board committees are composed entirely of independent directors. We have also determined that every member of our Audit Committee and our Human Resources Committee meets the additional independence requirements for membership on audit committees and compensation committees.

Board interlocks and other board memberships

To ensure our directors have sufficient time and energy to devote to their responsibilities at RBC, and that no circumstances arise that could impact their independent thinking, we monitor the other public company boards on which our directors serve. Directors are required to pre-notify the Board Chair, Governance Committee Chair or Secretary of the Bank before accepting directorships on the board of any company or organization, whether public or private.

Board Interlock Policy	No more than two RBC board members may serve on the same public company board. Currently no RBC director serves on another public company board with another RBC director.
Service on public company audit committees	Members of the Audit Committee may serve on the audit committees of only three public companies, including RBC.

Other independence mechanisms

The board has established other important governance policies and practices to enhance board independence.

External advisors	To ensure access to independent advice, each board committee and, with the approval of the Board Chair, individual directors, may engage external advisors at the expense of RBC.
In camera sessions	To facilitate open and candid discussion among the directors, the Board Chair and Committee Chairs lead sessions attended only by independent directors. In fiscal 2016 independent directors’ sessions were held at all board and regularly scheduled committee meetings.

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Independent Chair of the Board

An independent, non-executive Board Chair enhances management’s accountability and the board’s independent	Kathleen Taylor is our independent Board Chair.

oversight. The Board Chair leads meetings of the board and

of shareholders. She is responsible for the management, development and effective functioning of the board. While she does not serve as a member of any board committee, she attends and participates at all committee meetings. The Board Chair does not have a casting or deciding vote in the event of a tie of board member votes.

In carrying out her duties, the Board Chair:

•	advises the CEO on major issues and serves as a liaison between the board and senior management;
•	participates in the orientation of new directors and the continuing development of current directors; and
•

together with the Governance Committee is responsible for conducting the board’s effectiveness evaluation, as more completely explained on pages 37 and 38, and planning board succession and recruitment.

The board reviews and approves the Board Chair’s mandate, which is available at rbc.com/governance. The Governance Committee, under the direction of its Chair, annually assesses the effectiveness of the Board Chair in fulfilling the requirements of her mandate.

Role of the board

The board makes major policy decisions, participates in strategic planning, and reviews management’s performance and effectiveness. The Bank Act specifies certain important matters that must be dealt with by	Directors are elected to oversee RBC management, with the goal of enhancing long-term shareholder value.

the board, such as approval of financial statements and

declarations of dividends. By formal resolution, the board reserves for itself the right to make certain decisions and delegates others to management. In some matters, management’s discretion is limited by dollar thresholds beyond which board approval is required. You can read our board’s mandate on our website at rbc.com/governance.

Key areas of board oversight

Responsibility	Activities
Culture of integrity	• Championing the Bank’s values, as set out in our Code of Conduct, and satisfying itself that a culture of integrity is maintained throughout RBC.
Strategic planning

•    Overseeing our strategic direction and formulation of our plans and priorities, ensuring alignment with the Bank’s risk appetite.

•    Annually approving the strategic plan, which takes into account, among other things, the opportunities and risks of the businesses.

•    Discussing aspects of strategy and, within the context of our enterprise-wide performance management framework, monitoring implementation of strategic initiatives.

•    Reviewing and approving the Bank’s organizational structure.

•    Approving our financial objectives and operating plans, including significant capital allocations, expenditures and transactions that exceed delegated authorities.

•    Reviewing results of an annual assessment of business performance.

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Responsibility	Activities
Risk management

•    Overseeing and approving the Bank’s Risk Appetite Framework.

•    Through its four committees, overseeing strategic risk management by approving risk management frameworks and policies, and monitoring risk conduct at RBC.

•    Promoting a strong risk culture and ensuring conduct aligns with the Bank’s enterprise-wide risk management framework.

•    Meeting with regulators on the Bank’s risk appetite and control environment.

Financial reporting and internal controls

•    Overseeing compliance with applicable audit, accounting and financial reporting requirements.

•    Requiring management to implement and maintain effective systems of internal control, including management information systems.

•    Through the Audit Committee, assessing the adequacy and effectiveness of systems of internal control.

•    Approving the quarterly and annual financial reports.

Talent management and succession planning

Together with the Human Resources Committee:

•    Reviewing strategies and programs for assessment and development of senior talent.

•    Supervising succession planning processes, which include selection, appointment and the development of the CEO and Group Executive.

•    Evaluating and approving compensation of the CEO and senior management team in a manner consistent with prudential incentives.

•    Annually reviewing and approving the mandate of the CEO.

Governance

•    Through the Governance Committee, monitoring best practices in governance, developing corporate governance principles and guidelines, and establishing appropriate structures and procedures to allow the board to function effectively and independently of management.

Director orientation

The Governance Committee oversees director orientation to facilitate a smooth and timely integration into their new role as members of the board. This year the Governance Committee reviewed its approach to director	New director orientation is a collaborative effort between the board, management and the Secretary.

orientation, considering director feedback, peer

benchmarking and best practices. We enhanced orientation materials, expanded orientation sessions with management and introduced a new director mentorship program that pairs new directors with experienced members.

New directors meet with the Board Chair, Committee Chairs, Group Executive and other key senior management to discuss our strategy and businesses, the culture of RBC and its board. New directors are also invited to attend committee meetings that they are not a member of to familiarize themselves with RBC. They receive a comprehensive orientation guide which explains the role and expectations of being a director, a summary of our structure and corporate governance principles, and other key policies and procedures, including our Code of Conduct and Director Independence Policy.

Director continuing education and board information needs

The Governance Committee oversees director education, providing directors with an ongoing program to assist them in understanding their responsibilities, as well as keeping their knowledge and understanding of our businesses current. Directors identify their

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continuing education needs through annual board and committee evaluations and regular feedback to the Board Chair and Committee Chairs. New Committee Chairs also receive materials and meet with executive sponsors and the Secretary to familiarize themselves with their responsibilities as Chairs.

Our educational program includes presentations by external experts and senior executives on the business and regulatory environment, and on specialized and complex aspects of our operations. Areas of shared concern or oversight are covered in joint education sessions across two or more committees.

We maintain an online resource library to keep our directors updated with relevant information.

Directors may attend all committee education sessions, even if they are not a member of that committee. Directors also receive educational materials and updates between board meetings on matters that affect our businesses. To ensure timely access to information, we use a secure board portal to provide directors with a comprehensive package of information prior to each board and committee meeting.

Periodically the board participates in tours of our operations to familiarize directors with our businesses. In 2016, directors had the opportunity to meet with senior executives in Montreal, Quebec and Los Angeles, California.

Our online resource library gives directors access to information on relevant topics, including notifications about educational opportunities outside of RBC. Directors participated in external educational activities including events held by the Bank Governance Leadership Network, the Global Risk Institute and the Group of Thirty Consultative Group on International Economic and Monetary Affairs, Inc.

We also purchase memberships for our directors in the Institute of Corporate Directors and the National Association of Corporate Directors to allow them access to additional education opportunities such as conferences, presentations and seminars.

During the 2016 fiscal year, directors attended the following education sessions:

Quarter	Educational presentations	Attendance
Q1 2016	Overview of subsidiary oversight at RBC	Board
	Cybersecurity update	Board
	City National Bank – Integration ‘Deep Dive’	Board
	Trends in director orientation and education	Governance
	Shareholder engagement principles and practices	Governance
	Operational risk update	Risk
	Sensitivity of net interest income to changes in interest rates	Audit & Risk
Q2 2016	Blockchain: Is it the Future of Finance or a Passing Craze?	Board
	Business overview – Quebec operations	Board
	Aftershocks of the Great Oil ‘Quake’ of 2015	Board
	RBC Europe Limited – Perspectives on subsidiary governance	Audit
	Overview of the Bank’s stress testing programs	Risk
	Cybersecurity preparedness and readiness update	Audit & Risk
Q3 2016	Update on the Brexit referendum	Board
	Canadian Federal Government update	Board
	The Future of Banking (external consultant)	Board
	CEO compensation and benchmarking with peers from independent compensation consultant	HR
	Capital markets compensation trends	HR
	Central funding update through a ‘risk lens’	Risk
	RBC balance sheet through a ‘risk lens’	Risk
	IFRS 9: Oil & Gas scenarios	Audit & Risk

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Quarter	Educational presentations	Attendance
Q4 2016	Agile Gallery Walk: New ways of working	Board
	Competitive assessment of director compensation	Governance
	Leadership development strategies	HR
	Assessment and strengthening of the Bank’s risk conduct	HR & Risk
	Retail credit risk overview: Canadian Banking	Risk
	Reputational, environmental and social considerations in credit decisions	Risk
	IT Risk Update: Logical access, eMessaging & 3rd party risk	Risk
	Anti-Money Laundering update	Audit & Risk
	Accounting policy updates	Audit & Risk

Nominating committee

With a view to the long-term strategic focus of RBC, the Governance Committee has oversight responsibility for board renewal and acts as the Bank’s nominating committee. Directors are elected by the shareholders at each annual meeting to serve for a term expiring on the date of the next annual meeting.
An independent search firm is engaged to help identify high potential candidates.

Identification, assessment and nomination of new RBC directors

The board derives its strength from the background, diversity, qualities, competencies and experiences of its members.

Every year, the Governance Committee works with the Board Chair to review the credentials and experience of candidates proposed for election to the board and to assess their competencies and experience against those that the board, as a whole, should possess. As part of this analysis, we maintain a matrix indicating the major competencies and expertise contributed by each director. You can find this matrix on page 16.

The Governance Committee also considers the results of the board and director effectiveness evaluations and feedback from management in its assessment of the skills and competencies needed by the board to support the strategic objectives of RBC. It uses this analysis to determine the qualities and backgrounds it should seek in new board members to add value to the organization.

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Nomination by shareholders

Any shareholder who wishes to recommend a candidate to be considered by the Governance Committee may submit the candidate’s name and biographical information, including background, qualifications and experience to the Board Chair using the contact information at the back of this Circular. In addition, the Bank Act provides a formal process for shareholders, holding in aggregate 5% of RBC shares, to nominate director candidates in our proxy circular.

Evaluating candidates for the board

The Governance Committee, together with the Board Chair, considers all qualified individuals and maintains an evergreen list of potential candidates. We select independent nominees possessing business judgment, business and professional expertise, international experience, a history of achievement and performance at the highest level and residency in, and familiarity with, geographic regions relevant to our strategic objectives.

The skills, commitment and conduct that are expected of new and current directors are laid out in our Director Effectiveness Framework, found on page 37. The Governance Committee also focuses on diversity, including gender diversity, when considering candidates for nomination to the board.

Tenure and term limits

To balance the benefits of experience with the need for new perspectives, we have tenure policies that seek to achieve ongoing renewal. Term limits do not take precedence over our annual director effectiveness evaluation, which is detailed on page 38. A director is expected to submit his or her resignation to the Board Chair where the:

•	qualifications, independence or other credentials of the director change;
•	director no longer meets eligibility rules under the board’s conflict of interest guidelines; or
•	director is no longer qualified under the Bank Act or other applicable laws.

The Governance Committee will make a recommendation to the board on whether to accept the resignation. A director who tenders a resignation does not participate in the discussion or decision-making process.

Our Tenure Policy can be summarized as follows:

Directors*	• Earlier of a 15-year term or reaching the age of 70. • New directors may serve for at least six years, regardless of age.
Board Chair	• 8-year term with a review after five years of continuous service to plan for an orderly succession.
Committee Chairs	• 3-year term, which may be extended for up to two years if appropriate, having regard to the expertise required for leadership of the relevant committee.
*	For directors who joined the board prior to May 27, 2011, the term limit is calculated starting on the date of the 2012 Annual Meeting.

The tenure of directors standing for election at the 2017 meeting can be summarized as follows:

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Majority Voting Policy

The board has in place a written Majority Voting Policy. In an uncontested board election, any nominated director must immediately tender his or her resignation if not elected by at least a majority (50% plus 1 vote) of the votes cast in his or her election. The board will determine whether to accept the resignation within 90 days. Absent exceptional circumstances, the board will accept the resignation. A resignation will be effective when accepted by the board.

A director who tenders a resignation pursuant to this policy will not participate in any meeting of the board or committee at which the resignation is considered. RBC will promptly issue a news release with the board’s decision. If the board determines not to accept the resignation, the news release will fully state the reasons for that decision.

Board size

When determining its optimal size, the board balances two competing priorities: (i) a business need for diversity of experiences,	13 nominees are standing for election as directors.
perspectives and backgrounds that align with the Bank’s
near and long-term strategic objectives and reflect its diverse client and stakeholder base; and
(ii)	the need to be small enough to facilitate open and effective dialogue and thorough and responsive decision-making.

Regulatory requirements and succession planning also play a key role in the board’s consideration of its size.

Diversity

In keeping with our business imperative to attract and retain the best talent, the board recognizes the benefits of promoting diversity, both within RBC and at the board level. We are committed to diversity and inclusion at all levels, as it provides us access to a wider pool of talent and drives creativity, innovation and growth.

Board Diversity Policy

RBC has played a leadership role in promoting board diversity in corporate Canada. In 2012, we were one of the first signatories of the Catalyst Accord, a call to action to increase	38% of our director nominees are women.

the representation of women directors of FP500 boards to

25% by 2017. In 2015, RBC was a founding member of the Canadian chapter of the 30% Club, an organization with an aspirational objective of 30% women on boards by 2020.

To assist in meeting our diversity objectives and to ensure there are no systemic barriers or biases in our policies and practices, the board has approved a written Board Diversity Policy. The board currently has a diversity objective that each gender comprises at least 30% of directors.

Every year, the Governance Committee completes a self-assessment that measures, among other things, its effectiveness in guiding the organization towards its diversity objectives.

The nominees for election to the board at the 2017 Annual Meeting include five women of a total 13 director nominees (38%). Over the past five years, the representation of women on the board has remained consistently over 30%. Currently the Board Chair and two Committee Chairs are women.

The Governance Committee reviews board composition and any anticipated board vacancies in light of our Board Diversity Policy and objectives. Pursuant to our Board Diversity Policy and our commitment to a balanced and diverse board, diversity of gender, age, geography, background and ethnicity are always important factors considered by the Governance Committee.

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Diversity of the executive team

Diversity is integrated into our approach to talent management, which is highlighted on page 73. We consider different dimensions of diversity, including gender, race and ethnicity, when staffing executive and senior manager roles. This includes the CEO and executive officers reporting to the CEO (the Group Executive). We do not establish specific diversity targets at the level of the Group Executive due to the small size of this group and the need to carefully consider a broad range of criteria. As of the date of this Circular, two of the nine (22%) executive officers who make up the Group Executive are women.

RBC has had a Diversity Leadership Council chaired by the CEO since 2001, which provides a strong tone from the top. This Council, composed of senior executives from across all businesses, develops diversity strategies and action plans with measurable outcomes. The representation of women in executive and senior manager roles is an important measure of our progress in building a diverse leadership pipeline for senior leadership positions. We are focused on accelerating the development of women to strengthen our succession bench through a number of different initiatives including our Women in Leadership Program. Diversity is a consideration in identifying development opportunities for our high potentials, such as inclusion on executive staffing lists, targeted development plans, and participation in formal development and mentoring programs.

As at October 31, 2016, representation of women executives in Canada was 41%, exceeding our representation goal of 40% by 2017. We believe every staffing matters when it comes to making meaningful change and accordingly have set ambitious diversity staffing goals in addition to representation goals. Our staffing goal for new executive appointments is set at 50% for women. We believe setting aspirational goals will help drive continued efforts in this area. Annually, the Human Resources Committee reviews a report on executive talent management, which among other things, tracks progress in diversity.

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Board, committee and director effectiveness evaluations

The board and its committees annually review their effectiveness as part of a commitment to continuously improve their oversight, guidance and constructive	An independent consultant is engaged to design and administer the evaluations.

challenge of management. This evaluation is managed by

the Governance Committee, and includes separate evaluations of the Board Chair and each Committee Chair, as well as a peer review of each director. The results help the board develop priorities and action plans for the following year. The evaluations also form part of the Governance Committee’s assessment of the skills and competencies needed by the board to support the strategic objectives of RBC, and inform their consideration of director nominee candidates.

Expectations of our directors

Our director effectiveness framework identifies the key characteristics and behaviours that the board considers essential for any director to successfully discharge his or her oversight responsibilities. This framework forms the basis of the peer evaluation components of the evaluation, and reflects the board’s commitment to continuous improvement on an organizational and individual level.

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Annual evaluations

The annual evaluations of the board and each committee are supplemented by input from Group Executive on areas such as board and committee processes, materials, interaction with management and overall effectiveness. We review our evaluation and effectiveness frameworks annually to align them with best practices and regulatory guidance.

Who undergoes Assessment?	Board	Board Chair	Committees and Committee Chairs	Individual Directors

Who performs the Assessment?	All directors and Group Executive	All directors (including CEO)	Committee members and applicable senior management	All directors (including CEO)

Process	• Questionnaire • Report (1) reviewed by Governance Committee (GC) and board	• Questionnaire • Feedback provided to GC Chair • Report (1) reviewed by GC and board	• Questionnaire (including assessment of Committee Chairs) • Report (1) reviewed by committee	• Personal and peer review • Report (1) consolidates ratings and commentary • One-on-one meetings with Board Chair

Outcomes	• Priorities and action plans developed	• GC Chair reports to the board on the effectiveness of the Board Chair • Priorities and action plans developed	• Feedback on Committee Chairs provided to the Board Chair • Priorities and action plans developed	• Board Chair identifies development opportunities • Peer feedback taken into account during re-nomination process
(1)	As part of its engagement, the independent governance consultant analyzes the results and prepares the reports.

Updates on priorities and action plans are provided to the board and committees by the Committee Chairs and the Board Chair on a regular basis throughout the year. This creates an effectiveness evaluation that is an ongoing, dynamic part of the functioning of the board and its committees.

Compensation at RBC

Directors’ compensation

The Governance Committee reviews the amount and the form of compensation of non-executive directors. Board compensation at RBC is designed based on our compensation principles to align the interests of directors with those of our shareholders. Detailed disclosure of board compensation is provided under the heading ‘Directors’ compensation’ starting on page 17 of this Circular.

Executive compensation

The board is responsible for decision-making and oversight with respect to the Bank’s compensation principles, policies and programs, including the management of compensation risk. Our shareholders participate annually in an advisory vote on our approach to executive compensation.

The Human Resources Committee acts as the compensation committee of the board and assists the board in carrying out its responsibilities with respect to executive compensation matters. This committee advises the board on compensation and human resources principles, as well as related policies, programs and plans designed to achieve our strategic goals and financial objectives within acceptable risk tolerances. For more information refer to the Human Resources Committee’s report on page 24 and the Compensation discussion and analysis beginning on page 43 of this Circular.

Royal Bank of Canada  |    39

Subsidiary governance

The board and its committees play a key oversight role in our enterprise-wide approach to subsidiary governance, with the Governance Committee coordinating oversight.

The Subsidiary Governance Office manages the governance

RBC takes an enterprise- wide approach to the governance of its subsidiaries.

of the Bank’s subsidiaries with a network of global offices

which act as regional governance hubs bringing together local governance expertise with global oversight. This centralized approach provides consistency and transparency, enabling RBC to be responsive to evolving business needs, regulatory requirements and expectations, and best practices.

Strong governance is enhanced through our policies on subsidiary board composition and functioning. Active and engaged subsidiary boards play a key role in oversight of our legal entities, with many of our subsidiary boards having independent directors, who are recruited for specific skills and experience and to assist the subsidiary board in providing effective challenge to management.

Shareholder engagement and communications

Continuous and open dialogue with shareholders is a key priority for the board and the Board Chair. Shareholders are encouraged to provide timely and meaningful feedback. The board has well-developed practices to facilitate constructive engagement with the Bank’s investor base and proactively considers and adopts, as suitable for RBC, emerging best practices of board engagement with shareholders.

The table below outlines the key contacts and methods that shareholders can use to engage with RBC and access important information:

Board of Directors

Shareholders can:

•    communicate with the independent directors as indicated on our governance website at rbc.com/governance; or

•    write to the Board Chair at the address provided at the back of this Circular.

Management

The CEO, Group Executive and senior management, the Senior Vice-President Performance Management & Investor Relations, and the Secretary meet regularly with financial analysts and/or institutional investors.

Investor Relations

Our Investor Relations group is responsible for maintaining communications with the investing public. Investor Relations staff are available to shareholders by email, telephone or mail as indicated at the back of this Circular.

Live Broadcasts

Quarterly earnings calls with analysts are broadcast live and, for a period of 3 months after each call, are archived on our Investor Relations website at rbc.com/investorrelations. Our Annual Meeting is broadcast live and remains available until the following Annual Meeting on our Investor Relations website.

Additional governance disclosure

The following documents are available on our governance website at rbc.com/governance:

•	Corporate Governance Framework
•	RBC Code of Conduct
•	Mandates of the board, committees, Board and Committee Chairs and CEO
•	Corporate Citizenship Report and Public Accountability Statement
•	Director Independence Policy
•	Statement of Corporate Governance Practices
•	Summaries of any significant differences between our governance practices and the NYSE corporate governance listing standards and the NASDAQ stock market rules.

Printed versions of any of these documents can also be obtained free of charge from the Secretary, using the contact information at the back of this Circular.

40    |  Royal Bank of Canada

2016 Report on executive compensation

Human Resources Committee letter to shareholders

To our fellow shareholders,

At RBC our vision is to be among the world’s most trusted and successful financial institutions. In support of this vision, our compensation framework is designed to motivate the Bank’s most senior executives to deliver strong and positive outcomes for the company, our customers and our shareholders.

We are pleased to share with you our approach to compensation for 2016 which reflects our ongoing focus on driving growth and creating long-term value for shareholders. Our compensation philosophy and principles guide all aspects of our executive compensation programs, policies, practices and decisions.

Vision To be among the world’s most trusted and successful financial institutions Goals
In Canada: to be the undisputed leader in financial services
In the U.S.: to be the preferred partner to corporate, institutional and high net worth clients and their businesses
In select global financial centres: to be a leading financial services partner valued for our expertise

The Bank’s performance in 2016

The past year has been one of change, challenge and opportunity for RBC and the 2016 results demonstrate that our performance-focused and principles-led strategy continues to deliver value for shareholders.

RBC achieved record earnings in 2016, driven by the strength of a diversified business model focused on our clients and their success. The Bank delivered these results in a challenging economic environment, illustrating how RBC continues to bring its strengths and capabilities to bear. Key among these are our strong client relationships, significant scale, an internationally respected brand, prudent capital and risk management, a client-focused culture and highly engaged employees.

2016 financial performance highlights include:

•	Net income of $10.5 billion, up 4% from last year;
•	Diluted earnings per share (EPS) of $6.78;
•	Total shareholder returns of 10% and 16%, over the past three and five years, respectively; and
•	$5.2 billion returned to shareholders through dividends (which increased 5% this year) and the repurchase of 4.6 million common shares under our normal course issuer bid.

We also achieved our medium-term objective of maintaining strong capital ratios, finishing the year with a Common Equity Tier 1 capital ratio of 10.8%. As anticipated, however, the issuance of RBC common shares in connection with the strategic acquisition of City National impacted both our diluted EPS growth and our return on common equity (ROE). As a result, while strong in-year progress against these measures was achieved and results were in line with our expectations, our medium-term objectives for EPS growth (7% plus) and ROE (18% plus) were not met in 2016.

We review our financial performance objectives annually and revise them as economic, market and regulatory environments change. For 2017, we maintained our medium-term financial performance objectives with the exception of revising our ROE objective to 16% plus to reflect higher ongoing regulatory capital requirements, the low interest rate environment and the issuance of RBC common shares in connection with the strategic acquisition of City National.

Also during 2016, under the leadership of Dave McKay, our President and CEO, RBC executed well against a range of client, risk and strategic objectives:

•	Successful integration of City National has complemented our existing U.S. businesses and positions us well to increase shareholder value over the long term.

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•	In Canada, we maintained our number one or two market position in all key retail categories and we remain the leader in business banking.
•	RBC ranked highest in customer satisfaction by J.D. Power among the big five retail banks in Canada.
•

Our scale in Canada allowed us to leverage unrivalled digital and data insights. As our clients increasingly move online, we are quickly transforming our business to build a digitally-enabled relationship bank.

•	We continued to build a strong leadership team, and attract and retain talented employees to execute our strategy with excellence. Their high engagement and client focus continued to drive results.
•	Strong risk management is a core competency at RBC, supported by effective risk conduct and culture practices. We have maintained strong credit quality, and capital and liquidity ratios.

CEO performance and compensation

In considering CEO compensation, we assess overall performance relative to financial, client, risk and strategic objectives established by the board at the beginning of the year. We also assess Royal Bank of Canada’s progress against our medium-term objectives, as noted on page 65 and more fully described in our Annual Report. A detailed description of the performance evaluation for Mr. McKay starts on page 66.

In summary, the board awarded Mr. McKay total compensation of $11,521,000, which includes a short-term incentive award of $2,521,000 and mid and long-term incentive awards totaling $7,500,000. The mid and long-term incentives were granted in the form of performance deferred share units (80%) and stock options (20%) to align with long-term shareholder interests. In determining the short-term incentive award, the board exercised discretion to make a downward adjustment to eliminate the favourable impact of a gain on the sale of our home and auto insurance manufacturing business, as this was not contemplated in the plan established for the 2016 Short-Term Incentive Program.

Mr. McKay’s total compensation for 2016 is 2.4% above his target of $11,250,000. As we disclosed last year, this target was increased as part of a multi-year approach to setting total CEO compensation. The 2016 target reflects an emphasis on performance-based pay, Mr. McKay’s demonstrated leadership capabilities, and the increased scope of his role with the addition of City National last year. Mr. McKay’s total compensation for 2016 is up 5.9% from 2015, largely reflecting the increase in target pay described above.

We believe the compensation awarded to Mr. McKay this year appropriately reflects his leadership in driving our performance and executing on key strategic initiatives that build for the future and strengthen our ability to deliver shareholder value over the long term.

Having your say

Shareholder input is a key aspect of our engagement process, which includes inviting you to have a say on our approach to executive compensation at each annual meeting. While this vote is advisory and non-binding, the board will consider the result in future compensation planning.

Last year we were pleased that 95.7% of shareholders voted in favour of our approach to compensation. If you have any comments or questions about our approach to executive compensation, please contact us using the contact information at the back of this Circular.

Alice Laberge Chair of the Human Resources Committee	Kathleen Taylor Chair of the Board of Directors

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CONTENTS
Compensation discussion and analysis	43
Our 2016 named executive officers	43
Compensation philosophy and principles	43
Key programs and practices relating to compensation at RBC	44
Compensation governance	46
Compensation risk management	48
Compensation decision-making	51
Components of 2016 compensation	55
2016 CEO and named executive officer incentive awards	62

CEO performance and compensation	66
Performance and compensation of other named executive officers	69
Talent management and succession planning	73
Executive compensation alignment with shareholder returns	74
Cost of management ratio	75
Executive compensation tables	76
Additional disclosure under FSB and Basel Committee on Banking Supervision requirements	86

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Compensation discussion and analysis

This section describes our approach to compensation and the policies, practices, programs and awards for our named executive officers.

Our 2016 named executive officers

David McKay	President and Chief Executive Officer (CEO)

Janice R. Fukakusa	Chief Administrative Officer and Chief Financial Officer (CAO and CFO)

Douglas A. Guzman	Group Head, Wealth Management and Insurance. Mr. Guzman is also Deputy Chair, Capital Markets

A. Douglas McGregor	Group Head, Capital Markets and Investor & Treasury Services

Jennifer Tory	Group Head, Personal & Commercial Banking

Rod Bolger was appointed Chief Financial Officer on December 1, 2016 to succeed Ms. Fukakusa, who retired on January 31, 2017.

Compensation philosophy and principles

Our approach to compensation, including executive compensation, is based on five guiding principles.

1. Compensation aligns with shareholder interests

• Awards vary based on absolute and relative performance of RBC. • Mid and long-term incentives vest and pay out over time, encouraging a longer-term view of increasing shareholder value.

2. Compensation aligns with sound risk management principles

•    Our risk management culture is reflected in our approach to compensation. Our compensation practices appropriately balance risk and reward, and align with shareholder interests.

•    Performance of individuals, lines of business and RBC overall is assessed on a number of measures, including adherence to risk management policies and guidelines.

3. Compensation rewards performance

•    Our pay-for-performance approach rewards contributions of employees to individual, business segment and enterprise results relative to objectives that support our business strategies for sustainable growth over short, medium and long-term horizons, which are aligned with the risk appetite of RBC.

4. Compensation enables RBC to attract, engage and retain talent

•    Talented and motivated employees are essential to building a sustainable future for RBC. We offer compensation that is competitive within the markets where we operate and compete for talent.

•    Compensation programs reward employees for high performance and their potential for future contribution.

5. Compensation rewards behaviours that are consistent with our values

•    RBC values, embedded in our Code of Conduct, form the foundation of our culture and underpin our ongoing commitment to deliver value to all of our stakeholders.

•    Risk conduct and compliance with policies and procedures are considered in determining performance-based compensation.

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Key programs and practices relating to compensation at RBC

We regularly review our compensation practices to ensure they align with best practices and regulatory guidance.

Pay for performance		Page
Compensation rewards performance	• We assess the performance of the CEO and Group Executive (the most senior executives of RBC) relative to objectives that support our business strategies for sustainable growth over short, medium and long-term horizons, which are aligned with the risk appetite of RBC.	54
Significant portion of pay is at risk and subject to performance	• For the CEO and Group Executive, 75% to 85% of target total direct compensation is at risk, which provides for a strong pay-for-performance relationship.	55
Deferral arrangements	• A significant portion of variable compensation is deferred over a number of years (at least 70% for the CEO, at least 65% for members of the Group Executive and at least 40% for other material risk takers), aligning to our compensation principles and relevant regulatory guidelines.	51
Mid and long-term incentive awards subject to performance at grant and at vesting	• Consistent with best practice, we determine grants of mid and long-term incentives based on performance relative to our medium-term objectives (diluted earnings per share growth, return on common equity and capital ratios). In addition, the Performance Deferred Share Unit (PDSU) Program is subject to a relative total shareholder return (TSR) performance modifier at the end of the three-year performance period, with the possibility of zero payout if the performance threshold is not met.	57
Scenario analysis of pay programs	• Every year we perform scenario analysis of our major compensation programs, including those in which the CEO and Group Executive participate, to assess how they might pay out under various RBC performance scenarios. We also back-test the compensation of the CEO and Group Executive to confirm appropriate pay-for-performance alignment.	54
HR Committee discretion	• The Human Resources Committee (HR Committee) may use its informed judgment when recommending final compensation awards to the board to ensure pay outcomes appropriately reflect risk and other unexpected circumstances that may arise during the year.	62
Compensation governance and risk management		Page
Governance oversight	• The HR Committee assists the board in carrying out its compensation oversight responsibilities, including the compensation of the CEO and Group Executive.	46
Say-on-pay vote	• We offer a non-binding advisory vote to shareholders on our approach to executive compensation. Last year 95.7% of shareholder votes were in favour.	3
External independent advice	• The HR Committee engages an independent advisor to provide an external perspective of marketplace changes and best practices related to compensation design and governance, and objective advice regarding the appropriate level of compensation for the CEO and Group Executive in the context of RBC performance and the market.	47
Alignment with Financial Stability Board’s (FSB) principles and standards	• Our approach to compensation risk management is aligned with the FSB’s Principles for Sound Compensation Practices and Implementation Standards.	50

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Forfeiture and clawback provisions	• To effectively balance risk and reward, forfeiture and clawback provisions address situations in which individuals conduct business activities inappropriately or outside of approved risk limits and tolerances, or situations involving a material error or misstatement of financial results.	50
Anti-hedging policy	• To maintain the intended alignment between individual and shareholder interests, we prohibit employees from hedging the value of their equity-based compensation.	50
Performance cycles align with risk time horizon	• To align compensation with the risk time horizon and motivate executives to create longer-term value and remain accountable for decisions with longer risk tails, we require that a significant portion of variable compensation be deferred and that executives meet minimum share ownership guidelines.	51
Post-retirement equity ownership	• The CEO and Group Executive must maintain a minimum level of equity ownership which extends into retirement, ensuring their interests continue to align with shareholders over 24 and 12 months, respectively.	60
Incentive plan caps	• The annual variable Short-term Incentive (STI) Program is capped at 2.0 times the target; the PDSU Program is capped at 1.25 times the target.	56
Talent management and succession planning	• The board oversees a comprehensive approach to talent management and succession planning, which is aimed at ensuring we have a pipeline of leaders to drive both short and long-term performance.	73
Double trigger change of control	• Equity awards vest on an accelerated basis only where termination of employment follows a change of control, referred to as ‘double trigger’.	83
Competitive compensation program		Page
Peer group criteria and application

•    We use a core comparator group of Canadian financial institutions to establish competitive target compensation levels. We also use a reference comparator group of financial institutions outside of Canada to provide additional context in setting target pay of the CEO. We adjust payouts of mid-term incentive awards based on our three-year TSR relative to TSR performance of our global peer group, which is described in our 2016 Annual Report.

		52-53, 58
Opportunity to defer annual bonuses in deferred share units	• To enhance alignment with shareholder interests, executives may elect to receive all or a portion of their annual bonus award in deferred share units, redeemable only upon retirement, resignation or termination of employment with RBC.	60

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Compensation governance

Our Board of Directors is responsible for the oversight of RBC compensation principles, policies, programs and decisions. The board is supported in this work by the HR Committee, which is comprised of independent directors and is advised by an external independent compensation advisor.

The following chart illustrates our compensation governance structure.

(1)	The CRMOC is a senior management committee; members include the GCRO, the CHRO and the CFO.

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Human Resources Committee

The board recognizes the importance of appointing knowledgeable and experienced individuals who have the necessary background in executive compensation, risk and talent management to fulfill the HR Committee’s obligations to the board and shareholders. Most members of the HR Committee have significant experience in these areas as senior management of complex organizations, and through their prior and current membership on the Human Resources or Risk Committees of the RBC board and compensation committees of the boards of other large complex organizations. In fiscal 2016, three members of the HR Committee – Ms. Laberge, Mr. Beattie and Mr. Vandal – also served on the RBC Audit Committee and are audit committee financial experts, as defined by the U.S. Securities and Exchange Commission. In addition, Mr. George and Ms. van Kralingen also served on the RBC Risk Committee. This cross-membership between committees supports the effective oversight of compensation, and its alignment with sound risk management principles and practices.

In 2016, the HR Committee held a joint meeting with the Risk Committee to review RBC risk conduct and culture practices and to consider the relationship between risk and compensation and alignment of variable compensation with risk.

Independent advice

The HR Committee benefits from the advice of an external independent compensation advisor with deep expertise in the area of executive compensation. The HR Committee has retained Frederic W. Cook & Co., Inc. (FW Cook) for this purpose since 2015. FW Cook has no ties to members of the HR Committee or management that could jeopardize its independence, and maintains policies and procedures designed to prevent conflicts of interest. The independent advisor’s role includes:

•	advising on compensation and governance trends in executive compensation in Canada, the U.S. and other international locations;
•	annually reviewing the design of major compensation programs to ensure they remain market competitive and aligned with shareholder interests and sound risk management principles;
•	providing advice regarding the appropriate level of target compensation for the CEO and Group Executive;
•

providing advice regarding the CEO’s compensation recommendations for Group Executive and assisting in finalizing the HR Committee’s compensation recommendations for the CEO and Group Executive based on individual, business segment and overall RBC performance;

•	conducting CEO pay-for-performance analysis relative to the core and reference comparator groups; and
•	reviewing compensation-related materials prepared by management in advance of HR Committee meetings and highlighting potential issues to the Chair of the HR Committee.

The HR Committee Chair meets privately with the independent advisor before meetings where compensation is discussed to ensure that important issues receive proper attention. In addition, the HR Committee meets with the independent advisor in camera, without management present, at every meeting where compensation is reviewed.

48    |  Royal Bank of Canada

In its assessments of the independence of FW Cook, the HR Committee considered all factors relevant to providing independent advice to the HR Committee, and also reviewed the non-committee services performed for RBC by FW Cook in fiscal 2016 and the proposed fees for those services (see ‘all other fees’ in the table below). The HR Committee was satisfied that based on this review, and given the nature and value of the other services provided by FW Cook, the provision of non-committee services by FW Cook did not impact its ability to act as an independent resource for the HR Committee.

The total fees that RBC paid to FW Cook for its services in 2016 represented less than 1% of FW Cook’s global revenue. The table below shows the fees paid to the board’s independent compensation advisors over the last two years.

Year	Compensation advisor	Executive compensation fees (1)	All other fees
2016	FW Cook	US$ 185,000	US$ 46,480 (2)
2015	FW Cook (3)	US$ 161,365	–
	Hay Group	C$ 20,123	C$ 77,350 (4)
(1)	As independent consultants to the HR Committee.
(2)	Represents fees paid to FW Cook related to compensation risk assessment of City National’s incentive programs.
(3)	FW Cook fees represent partial year; commenced as advisor in February 2015.
(4)	Limited to position evaluation and compensation surveys.

Compensation risk management

Our approach to compensation risk management is outlined in the RBC Policy on Compensation Risk Management and related policies and processes described below. These policies and processes are aimed at ensuring compensation aligns with the short, medium and long-term interests of our shareholders as well as regulatory guidance.

As set out in the RBC Code of Conduct and in the Risk Conduct and Culture Framework, all employees have a part to play in promoting a strong risk culture built on our values. These values are embedded in our recruitment, promotion, learning, leadership development and compensation practices. Adherence to company policies and processes, including the RBC Code of Conduct, is taken into account in determining performance-based compensation. Additionally, the board and management consider potential risks associated with compensation arrangements, and take into account risk accountabilities and ethical behaviours as part of performance evaluations and compensation decisions.

The Group Chief Risk Officer (GCRO) plays a key role in the management of compensation risk at RBC, including several of the practices described in this section. The GCRO’s role as it relates to compensation risk management is further described on page 46.

RBC Policy on Compensation Risk Management
Purpose

•     Sets out the compensation risk management policy and practices for RBC. The policy is guided by the FSB’s Principles for Sound Compensation Practices and Implementation Standards, which have been adopted by our principal regulators, and other applicable regulatory guidance.

Key features (applies to all employees)

The policy outlines:

•     the proportion of variable compensation that will be paid under deferral arrangements for executives and employees whose professional activities may have a material impact on the risk profile of RBC (Material Risk Takers, or MRTs);

•     that deferred compensation will be awarded in equity or equity-linked instruments for executives and MRTs; and

•     that compensation for employees responsible for financial and risk control activities will be determined independently from the performance of the businesses they oversee, to ensure their independence.

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Alignment of compensation with risk and performance outcomes
Purpose

•     Potential adjustments may be made to entire programs, business segments within a compensation program, and to groups of, or individual MRTs, to appropriately reflect risk and performance in variable compensation decisions.

Key features (applies to all major compensation programs and MRTs)

•     To assist the HR Committee in determining whether compensation awards require a risk or performance adjustment, the CRMOC reviews compensation program pool calculations to ensure significant items impacting the results for the period are identified and appropriately captured. The process includes a review of key financial measures, including net income, ROE and economic profit which takes into account the cost and quantity of capital.

•     The GCRO monitors a number of risk factors to ensure the alignment of compensation with risks undertaken. The review considers risk factors that may not have been reflected in current financial performance, but could have the potential to be sufficiently significant to justify adjustments to variable compensation for groups or individuals. Where warranted, adjustments for risk will be recommended by the GCRO to the CRMOC and the HR Committee. The GCRO’s assessment of these risk factors (1) includes:

-    the risk profile for RBC and the individual business segments compared to risk appetite;

-    credit and market risk exposure compared to established limits and risk appetite;

-    operational risk profile versus risk appetite;

-    the strength of the control environment for managing regulatory and compliance risks;

-    exposure to stress events and tail risk compared to risk appetite;

-    results from monitoring of RBC’s reputation for activities that have the potential to impair our image in the community or lower public confidence; and

-    potential impacts of emerging risks and upcoming regulatory changes.

•     We also assess the effectiveness of the RBC risk culture through internal conduct monitoring, employee opinion surveys, external benchmarking against peer practices and regulatory guidance.

•     Mid and long-term incentives granted to MRTs including the CEO and Group Executive can be adjusted downward at vesting and payout if (i) there has been a material downturn in financial performance or a material failure in managing risk; or (ii) actual risk and performance outcomes are materially different from the assessments made at the time of grant. Such adjustments for the CEO and Group Executive are at the discretion of the HR Committee and subject to approval by the board.

(1)	See the ‘Enterprise Risk Management’ section of our 2016 Annual Report for a list of the major risk types identified and the structures and processes in place to manage them.

Enhanced compensation risk practices for Material Risk Takers
Purpose

•     Identifies MRTs and monitors their conduct regarding risk accountabilities and ethical behaviours with possible compensation implications for risk events, as well as breaches of our Code of Conduct and other policies, risk limits and delegated authorities.

Key features (applies to MRTs)

•     Ensures risk management accountabilities are appropriately reflected in mandates, performance goals and compensation awards.

•     Compensation arrangements for MRTs including the CEO and Group Executive are subject to additional monitoring, including reviews by the GCRO. This is designed to ensure that variable compensation outcomes are properly aligned with RBC risk management policies, take into account risk events and conduct, and do not contribute to risk-taking in excess of the risk appetite of RBC.

50    |  Royal Bank of Canada

RBC Policy on Forfeiture and Clawback
Purpose

•     Assists in effectively balancing risk and reward by addressing situations in which individuals conduct business activities inappropriately or outside of approved risk limits and tolerances, or situations involving a material error or misstatement of financial results.

Key features (applies to all executives, Managing Directors and Directors in Capital Markets)

•     Enables RBC to recoup incentive awards that have been paid or vested and cancel unvested mid and long-term incentive awards to executives, including the CEO, Group Executive and MRTs, for a situation involving misconduct, including non-compliance with applicable laws and regulations, accounting fraud, or failure to follow internal policies and procedures.

•     A financial restatement trigger permits RBC, subject to the board’s discretion, to recoup incentive awards that have been paid or vested and cancel unvested mid and long-term incentive awards for the CEO and Group Executive in excess of the amount that would have been received under the restated financial statements.

•     If an employee is terminated for cause, the employee, subject to applicable laws, would forfeit all previously awarded unvested mid and long-term incentive awards under performance-based incentive programs.

Restrictions on trading and hedging RBC securities
Purpose	• Maintains alignment of employee interests with those of our shareholders.
Key features (applies to all employees)

RBC employees are prohibited from:

•     selling RBC securities directly or indirectly if they do not own or have not fully paid for them (a short sale);

•     directly or indirectly buying or selling a call or put on RBC securities, subject to certain limited exceptions for employees of RBC subsidiaries; and

•     entering into equity monetization transactions that would have an effect equivalent to creating call or put rights in respect of RBC securities or other financial instruments designed to hedge or offset a decrease in the market value of securities of RBC.

Alignment to the FSB’s Principles for Sound Compensation Practices

Our approach to compensation continues to align with the FSB’s Principles for Sound Compensation Practices and Implementation Standards, as well as expectations from our principal regulators.

FSB principles	Compensation practices at RBC
The board oversees the compensation system’s design and operation	✓	The board is ultimately responsible for oversight and decision-making with respect to the compensation principles, policies and programs at RBC, including the management of compensation risk.
The board monitors and reviews the operation of the compensation system	✓	The board, with the support of the HR Committee, monitors and reviews the compensation system to confirm alignment with risk management principles and practices. This includes reviewing and approving compensation policies and the design of major compensation programs, payouts and adjustments for risk at the program and individual level.
	✓	The HR Committee meets with the GCRO regularly to review our risk profile relative to risk appetite to ensure that significant risks are appropriately reflected in compensation outcomes.
Independence of employees responsible for key risk and financial control activities	✓	Compensation for employees responsible for financial and risk control activities (e.g. risk, audit, compliance and finance) is determined independently from the performance of the business segments they oversee.
Compensation is adjusted for current and potential risks	✓	The HR Committee considers potential adjustments to compensation payouts both at the program and individual level, guided by the GCRO’s review of a number of risk factors as described on page 49.
	✓	At the individual level performance-based compensation of MRTs may be adjusted, if warranted, following a review of their adherence to risk management and compliance policies.

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FSB principles	Compensation practices at RBC
Compensation outcomes are symmetric with performance outcomes	✓

Our pay-for-performance principle drives compensation awards, ensuring incentives are aligned with performance and risk outcomes. This is evident in aspects such as:

–    performance-based incentive pools are based on net income;

–    final payouts for mid-term incentive awards are subject to a performance modifier, which has the potential to increase or decrease awards by up to 25%, with the possibility of no payout if the performance threshold is not met or at the board’s discretion;

–    awards may be adjusted downward at vesting and payout if (i) there has been a material downturn in financial performance or a material failure of managing risk; and (ii) if actual risk and performance outcomes are materially different from the assessments made at the time of grant; and

–    the Forfeiture and Clawback Policy as described on page 50 that covers the CEO, Group Executive as well as Managing Directors and Directors in Capital Markets.

Payout of compensation is sensitive to the time horizon of risks	✓	To align compensation with the risk time horizon and motivate executives to create longer-term value, we require that a significant portion of variable compensation be deferred (at least: 70% for the CEO, 65% for Group Executive and 40% for other MRTs) with vesting over three or four years.
	✓	We have share ownership requirements, which also extend into retirement for the CEO and Group Executive.
The mix of cash, equity and other forms of compensation is consistent with the alignment of risk	✓	We require the deferral of a significant portion of pay at risk to align compensation with the risk time horizon and to motivate executives to create longer-term value. The mix of compensation varies by executive level, reflecting the opportunity executives have to influence the performance of RBC.

Independent review of compensation programs and practices

Each year, the RBC Internal Audit group conducts an independent review of compensation programs and practices for alignment with the FSB’s Principles for Sound Compensation Practices and Implementation Standards and other regulatory guidance. The Chief Internal Auditor met with the HR Committee in May 2016 to report on the results of the review for fiscal 2015 and confirmed that he was satisfied that RBC compensation programs and practices were generally aligned with FSB and other regulatory guidance.

Compensation decision-making

Compensation decisions are guided by our compensation philosophy and principles as described on page 43. The following illustration provides an overview of our annual process for determining and back-testing compensation for the CEO and Group Executive.

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1.	Establish target compensation levels

To ensure that our compensation programs remain market competitive, we annually review the program design and pay levels of other financial institutions that are our primary competitors for talent. The HR Committee’s external independent advisor analyzes market information and assists the HR Committee in determining the appropriate benchmark compensation comparator groups for the CEO and Group Executive. We also obtain market information from public disclosures and a number of other external consulting firms, including McLagan and Willis Towers Watson.

Compensation comparator groups

The HR Committee reviews and approves a core comparator group for compensation purposes as well as a reference comparator group used to provide additional context in establishing the CEO’s target pay. As part of its review of the comparator groups, the HR Committee considers the business profile of RBC (size, business mix and scale of operations outside of Canada), our international growth strategy, and the associated talent requirements. These comparator groups have been unchanged since fiscal 2011 and are as follows:

i.	Core comparator group

The core comparator group of Canadian financial institutions is used to benchmark target compensation for the CEO and Group Executive. The following table summarizes the selection criteria for the core comparator group, and the resulting list of companies:

Selection criteria	Core comparator group

Head office location Canada	Bank of Montreal Bank of Nova Scotia Canadian Imperial Bank of Commerce Manulife Financial Sun Life Financial Toronto-Dominion Bank
Line of business Diversified banks and other financial institutions

Key company characteristics

•      Primary competitors for talent

•      Meet criteria on at least one of the following measures (generally half to two times RBC): revenue, assets, net income and market capitalization

The following table summarizes how we compare relative to companies in our core comparator group:

Core comparator group (1)
Company	Revenue ($ millions)	Total assets ($ millions)	Net income ($ millions)	Market capitalization ($ millions)	Full-time equivalent employees (#)
Bank of Montreal	21,087	687,935	4,631	55,045	45,234
Bank of Nova Scotia	26,350	896,266	7,368	87,065	88,901
Canadian Imperial Bank of Commerce	15,035	501,357	4,295	39,906	43,213
Manulife Financial	67,200	742,299	3,180	38,335	34,000
Sun Life Financial	31,774	259,707	2,293	27,513	18,151
Toronto-Dominion Bank	34,315	1,177,000	8,936	113,054	82,975
Median of core comparator group	29,062	715,117	4,463	47,476	44,224
RBC	38,405	1,180,258	10,458	124,476	75,510
Rank	2	1	1	1	3

(1)	Information is from public filings for the most recently reported four quarters, available as at December 31, 2016; market capitalization is as at October 31, 2016.

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ii.	Reference comparator group for CEO

The reference comparator group is used to provide additional context in setting the target pay of the CEO. The following table summarizes the selection criteria for the reference comparator group, and the resulting list of companies:

Selection criteria	Reference comparator group

Head office location Outside of Canada	Barclays BNP Paribas Credit Suisse JP Morgan Chase National Australia Bank PNC Financial U.S. Bancorp Wells Fargo Westpac Banking
Line of business Diversified banks and other financial institutions
Key company characteristics Relevant with respect to: • size • business mix • scale of operations outside of home country • financial condition

The following table summarizes how we rank on size-based selection criteria relative to each group:

(C$ millions)	RBC	Core comparator group (1)				Reference comparator group (1), (2)
		Median	RBC rank			Median	RBC rank

Revenue	$38,405	$29,062	2	}	of 7 companies	$28,276	4	}	of 10 companies
Total assets	$1,180,258	$715,117	1			$1,093,335	5
Market capitalization	$124,476	$47,476	1			$96,892	3
(1)	Information is from public filings for the most recently reported four quarters, available as at December 31, 2016; market capitalization is as at October 31, 2016.
(2)	Amounts for companies outside of Canada have been converted to Canadian dollars using the Bank of Canada foreign exchange rates of USD 1.00 = CAD 1.3411, EUR 1.00 = CAD 1.4721, GBP 1.00 = CAD 1.6412, CHF 1.00 = CAD 1.3553, AUD 1.00 = CAD 1.0202. These rates reflect the foreign exchange rate on October 31, 2016.

Target setting for CEO and Group Executive

Early in the fiscal year, the HR Committee recommends for board approval target compensation for the CEO and Group Executive. The HR Committee takes into consideration the scope of respective roles, progress in demonstrating key leadership capabilities, competitiveness of compensation relative to the core comparator group, as well as advice from its independent advisor.

As RBC is the largest of the core comparator companies based on total assets, net income and market capitalization, and the second largest based on revenue, the HR Committee also uses the reference comparator group to provide additional context in establishing the CEO’s target pay. While the reference comparator group is not used when setting targets for Group Executive, broad market information for financial institutions outside of Canada is provided to the HR Committee for additional context for Group Executive members with significant international responsibilities.

2.	Set target compensation mix and pay at risk

Total direct compensation is comprised of base salary and performance-based incentive awards. The mix of compensation awards varies by role and executive level, reflecting the opportunity executives have to influence RBC performance. In determining the mix, we also consider market practices and our compensation principles, including how the elements of executive compensation align with longer-term shareholder value creation. We generally take

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a multi-year approach to transitioning target compensation to the appropriate positioning relative to market comparators when executives are new in role. A significant portion of the compensation executives receive is at risk and a substantial percentage of pay at risk is deferred in the form of equity-based incentive awards to align compensation with shareholder interests.

3.	Establish performance objectives

Early in the fiscal year, the HR Committee establishes, and the board approves, a combination of financial and non-financial performance objectives, as well as specific strategic initiatives. Financial performance is assessed on the basis of net income and ROE relative to targets set for the STI Program. Awards in respect of net income and ROE are determined using pre-established payout grids. Non-financial objectives include client, risk and strategic objectives for the CEO, which support the achievement of short, medium and long-term performance and reflect the view that a multi-faceted approach to performance ensures alignment with the interests of shareholders, clients, employees and communities.

The CEO establishes objectives for each Group Executive member, which are based on the same categories as the CEO and reflect each executive’s role and accountabilities.

For major compensation programs, including those in which the CEO and Group Executive participate, a scenario analysis is performed annually to assess how these programs might pay out under different RBC performance scenarios. This analysis helps determine whether programs will pay out as intended, are aligned with our principle of pay-for-performance and do not drive risk-taking in excess of our risk appetite. The performance scenarios, which range from poor to exceptional results, are reviewed by the HR Committee to consider the appropriateness of a range of potential outcomes.

4.	Evaluate performance relative to objectives

Following the end of the fiscal year, the performance of the CEO and Group Executive is assessed relative to financial, client, risk and strategic objectives. The HR Committee evaluates the performance of the CEO relative to his objectives established for the year by the board on the recommendation of the HR Committee. The CEO reviews with the HR Committee performance evaluations for members of the Group Executive based on their established performance objectives.

A description of the evaluations for the CEO and other named executive officers for 2016 can be found on pages 62 to 72.

5.	Determine performance-based compensation awards

The HR Committee is responsible for recommending for board approval the short, mid and long-term incentive compensation awarded to the CEO and Group Executive. In making these decisions, the HR Committee reviews:

•	evaluations of performance;
•	market compensation information including compensation comparator groups;
•	available information regarding the relative financial performance of RBC;
•	each individual’s potential to contribute to the creation of longer-term shareholder value;
•	GCRO’s report regarding the incorporation of risk in incentive compensation decisions at the program and individual level;
•	advice of the HR Committee’s independent compensation advisor;
•	CEO’s recommendations for compensation awards for Group Executive; and
•

select vertical pay ratios provided for additional context in making recommendations to the board for compensation awards for the CEO, including a comparison of the annual total direct compensation of the CEO and the median annual total direct compensation of all employees, and changes in this comparison over time.

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After considering these sources of input, the HR Committee provides recommendations to the board for compensation awards for the CEO and Group Executive.

The board believes the use of informed judgment when determining final compensation is important to ensure that awards appropriately reflect risk as well as other unexpected circumstances that may arise during the year, and to eliminate the possibility of unintended outcomes determined solely by formula.

You will find a description of the compensation awarded to the CEO and other named executive officers for 2016 on pages 62 to 72.

6.	Back-test compensation

We annually back-test compensation for the CEO. Back-testing involves reviewing the current value of performance-based incentive awards granted over the CEO’s tenure (see page 68) to confirm the alignment of award outcomes with RBC performance. The assessment uses the value of the short and mid-term incentives at the time of payout, the in-the-money value of the long-term incentives at the time of exercise, and the value of unvested mid and long-term incentive awards at the date of the test. We also back-test performance-based incentive awards granted to the Group Executive to confirm the continued alignment of award outcomes with RBC performance.

Components of 2016 compensation

Compensation includes base salary, performance-based incentive awards, pension, benefits and perquisites. We regularly review these components to ensure they continue to align with our compensation philosophy and principles, and market practices. The graphs below outline the target compensation mix for the CEO and Group Executive, excluding the Group Head, Capital Markets and Investor & Treasury Services (outlined on page 59), and the proportion of pay at risk.

Base salary

Base salary provides a base level of pay reflecting each executive’s level of responsibility, capabilities and experience in the context of their role and the market. We review base salaries annually, and generally grant increases when an executive assumes increased responsibilities or significantly deepens knowledge and expertise. We may also adjust base salaries when there is a material change in the compensation levels of comparable roles in the core comparator group. As described on pages 53 to 54, we generally take a multi-year approach to transitioning target pay to the appropriate positioning relative to market comparators when executives are new in role.

Performance-based awards

We base awards under the short, mid and long-term incentive programs on individual, business segment and overall RBC performance. The annual short-term incentive program is cash-based; however, it provides executives with the option of deferring all or part of their awards under the Deferred Share Unit (DSU) Program (see page 60 for more information). The mid and long-term incentive programs are equity-based.

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Short, mid and long-term incentive programs

The table below summarizes the key design features of the short, mid and long-term incentive programs, which are applicable to all named executive officers except the Group Head, Capital Markets and Investor & Treasury Services.

Short-term Incentive (STI) Program

Overview	Rewards individuals for business segment and overall RBC performance.

Form of award	Annual cash bonus

Performance period	12 months
Grant / award determination	Total STI award is based on target total compensation levels established as a percentage of base salary, and performance outcomes in 3 categories (financial, client, and risk and strategic objectives) are added together to determine the actual STI payout. Payouts can range from zero to a maximum of 2.0 times target.
Performance measures

Financial (60% weight)

•    RBC net income, or business segment net income for business segment Group Heads, relative to target (75% weight) plus ROE relative to target (25% weight).

•    We also consider economic and market assumptions used in the planning process and whether actual conditions differ from those assumptions to determine whether adjustments are warranted.

Client satisfaction and loyalty (10% weight)

•    Performance against key customer metrics, measured using an index across businesses (Canadian Banking, Wealth Management and Insurance).

•    Business segment Group Heads are evaluated against results from their respective businesses, while the CEO and the CAO and CFO are evaluated against an index score across business segments.

Risk and strategic (30% weight)

•    RBC, business and individual goals relating to risk management, strategy execution, talent management, and brand and reputation management.

Vesting	Paid following the end of the fiscal year.

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Mid and Long-term Incentive (MTI and LTI) Programs
Overview	Rewards executives for their contribution to medium and long-term performance and potential for future contribution.
	MTI	LTI
Form of award	Performance Deferred Share Units (PDSUs) (80% of equity incentives granted)	Stock options (20% of equity incentives granted)
Performance period	3 years	Up to 10 years
Grant / award determination

The value of awards granted may vary from target based on diluted EPS growth, ROE and capital ratios, which are used to measure progress on our medium-term objectives.

The value of awards granted may also vary from target following a review of key risk factors completed by the GCRO to identify significant quantitative and qualitative risks that should be taken into account in determining awards.

If required, the GCRO will make recommendations to the HR Committee for adjustments (see page 49 for more information).

Performance measures

RBC share price performance plus relative TSR (change in RBC share price plus dividends paid compared to global peer group). (1)

Adjustments may be made to awards at vesting relative to target based on a schedule that increases or decreases the value of awards by 5% for each ranking, to a maximum of 25%. Awards will fluctuate in value not only as a result of the application of the modifier, but also as a result of changes in RBC share price.

A zero payout would result if (i) 3-year TSR is in the bottom two rankings of the global peer group; and (ii) 3-year average ROE is below the performance threshold (10% for awards granted in 2016).

RBC share price performance.
Vesting	Vests and is paid after 3 years.	50% vests after 3 years 50% vests after 4 years

(1)	Revised for awards granted in 2014 to align with changes made to the global peer group described on page 58. For outstanding awards granted prior to 2014, adjustments may be made at vesting relative to target, whereby adjustments are based on a schedule that increases or decreases the value of awards for each quintile by up to 25%.

Potential adjustments to awards for CEO and Group Executive
Risk and performance adjustments	Discretion may be exercised by the board to adjust mid-term incentive awards downward at vesting and payout if there has been a material downturn in financial performance or a material failure in managing risk, and if actual risk and performance outcomes are materially different from the assessments made at the time of grant. Such adjustments would be recommended by the HR Committee and approved by the board.
Discretionary adjustments	The HR Committee and the board may apply discretion to adjust awards from target levels based on significant external and internal factors affecting financial results. Adjustments can range from a 100% decrease, resulting in a zero payout, to an increase of up to 25%.

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How we use our global peer group

At vesting of PDSU awards, we compare our TSR to that of our global peer group to ensure alignment of compensation with performance objectives. This is the same global peer group described in the 2016 Annual Report. It is used to determine the performance modifier for payouts under the PDSU Program, as described above. This peer group was unchanged in 2016.

Global peer group

Canadian financial institutions

Bank of Montreal

Bank of Nova Scotia

Canadian Imperial Bank of Commerce

Manulife Financial Corporation

National Bank of Canada

Power Financial Corporation

Toronto-Dominion Bank

U.S. banks

JP Morgan Chase & Co.

Wells Fargo & Company

Other

Westpac Banking Corporation

Why we use these measures of financial performance
STI Program

Net income and ROE provide comprehensive measures of the overall performance of RBC in the fiscal year, and on a comparable-year basis.

Net income – for RBC and business segments

Net income is relevant across business segments and offers a consistent measure and common focus for all program participants to drive in-year and sustainable growth.

ROE – for RBC

We use ROE as a measure of return on total capital invested in our business. The calculation is based on net income available to common shareholders divided by total average common equity for the period. We use this measure to gauge how efficiently we earn profits on behalf of our shareholders.

MTI / LTI Program

At grant: We consider in-year progress against our medium-term financial performance objectives for diluted EPS growth, ROE and capital ratios.

Diluted EPS growth

Diluted EPS reflects our net income available to common shareholders based on the weighted average diluted number of common shares outstanding for the period. EPS growth is a measure of management’s ability to deliver increased profitability to our shareholders.

ROE – as described above.

Capital ratios

Capital, as measured by the Common Equity Tier 1 (CET1) ratio, is a core measure of our financial strength and relevant in assessing our performance. Strong capital ratios, along with high returns over the short and longer term, reflect management’s ability to balance risk and returns while providing a prudent cushion to absorb shocks.

At vesting: PDSUs are subject to a relative TSR performance modifier at the end of the three-year performance period.

TSR

TSR aligns with our three strategic goals (see page 40) and we believe it represents the most appropriate measure of shareholder value creation. TSR reflects the performance of our common shares over a period of time, incorporating share price change and reinvested dividends paid to common shareholders. Relative TSR is a measure of our share price performance and dividends returned to shareholders relative to our peers over a period of time.

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Capital Markets Compensation Program

The table below summarizes the key design features of the Capital Markets Compensation Program, which is applicable to the Group Head, Capital Markets and Investor & Treasury Services. Additionally, the Group Head, Wealth Management and Insurance, who participates in the STI, MTI and LTI programs, also participates in the Capital Markets Compensation Program in connection with his role as Deputy Chair, Capital Markets.

Key features	Capital Markets Compensation Program

Performance period	12 months
Bonus pool funding

•    Capital Markets earnings before variable compensation and taxes, which includes cost of funds, provisions for credit losses and mark-to-market adjustments. Also includes a potential adjustment to reflect overall RBC performance using measures from the STI Program. The resulting compensation ratio is reviewed and may be adjusted to reflect market and competitive conditions.

•    The GCRO reviews the bonus pool to determine whether additional adjustments for risk are appropriate, reviews the assessment with the CRMOC and makes recommendations to the HR Committee. The HR Committee recommends the bonus pool to the board for approval after considering management’s recommendation.

Individual performance

•    The Group Head, Capital Markets and Investor & Treasury Services is assessed relative to financial objectives as well as risk and strategic objectives in a similar manner to other members of the Group Executive. Target compensation levels are not established for the Group Head as individual incentive awards are discretionary. In establishing compensation levels, the HR Committee considers the compensation market information for the core comparator group. The HR Committee also considers performance and compensation information of institutions outside of Canada for additional context given the breadth and global scope of our Capital Markets business, and may make adjustments to ensure risk and performance are appropriately reflected in award amounts.

Form of awards (for Group Head, Capital Markets and Investor & Treasury Services)

•    Cash bonus (35% of variable compensation).

•    Deferred compensation (65% of variable compensation) comprised of:

–    PDSUs (80%)

–    Stock options (20%)

For more information about these awards, see page 57.

Performance adjustments

•    Awards may be adjusted downward at vesting and payout if there has been a material downturn in financial performance or a material failure in managing risk, or if actual risk and performance outcomes are materially different from the assessments made at the time of grant. Such adjustments are recommended by the HR Committee and approved by the board.

•    In the event of misconduct or a material error or misstatement of financial results, financial reporting or financial statements, cash bonuses and mid and long-term incentive awards may be subject to clawback, as outlined in the RBC Policy on Forfeiture and Clawback.

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Voluntary deferral of short-term incentive awards – Deferred Share Unit Program

Key features	DSU Program
Purpose	For all executives, the DSU Program provides the opportunity to receive 100%, or a portion (25%, 50% or 75%), of the short-term incentive award in RBC DSUs rather than cash, redeemable only upon retirement, resignation or termination of employment with RBC.
Determining the number of units	The elected portion of the award is converted to DSUs based on the average closing market price of shares on the Toronto Stock Exchange (TSX) for the first five trading days in the open window following the fiscal year end. DSUs earn dividend equivalents in the form of additional DSUs.
Redeeming awards	When redeemed, DSUs are valued at the average closing price of shares on the TSX for the five trading days prior to the redemption date.

Share ownership requirements

We require the CEO and Group Executive to maintain a minimum level of share ownership, which extends into retirement for a specified period of time. Executives can meet share ownership requirements through personal holdings, shares accumulated under our employee share ownership plans, and share units held under our equity incentive programs, other than the RBC Stock Option Plan. Employees who are promoted to RBC executive roles or Managing Directors in Capital Markets have three years to meet the minimum requirement, while those who are recruited externally have five years.

RBC	Multiple of the last 3 years’ average base salary	Post-retirement
CEO	8x	24 months
Group Executive (1)	6x	12 months
Executive Vice-Presidents	3x	N/A
Senior Vice-Presidents	2x	N/A
Vice-Presidents	1x	N/A

(1)	See below for Group Head, Capital Markets and Investor & Treasury Services.

Capital Markets	Multiple of the last 3 years’ average base salary	+	Multiple of the last 3 years’ average annual cash bonus	Post- retirement
Group Head, Capital Markets and Investor & Treasury Services	2x	+	2x	12 months
Operating Committee Members	1.5x	+	1.5x	N/A
Managing Directors	1.5x	+	N/A	N/A

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All named executive officers exceed their share ownership requirements, as shown in the table below. Values are based on $83.80, the closing price of RBC common shares on the TSX on October 31, 2016.

			Personal holdings			Requirement	Actual multiple / total holdings
	PDSUs	RSUs	DSUs (1)	Shares

D.I. McKay	$14,909,995	—	$1,353,423	$2,447,512		8x average salary	15x average salary
						$ 10,033,942	$ 18,740,929

J.R. Fukakusa	$8,665,194	—	$20,122,015	$1,921,005		6x average salary	41x average salary
						$ 4,500,000	$ 30,708,214

D.A. Guzman	—	$13,005,042	$8,261,320	$310,611		6x average salary	40x average salary
						$ 3,200,912	$ 21,576,973

A.D. McGregor	$19,840,204	—	$35,076,596	$5,735,173	(2)	2x average salary and cash bonus	14x average salary and cash bonus
						$ 8,791,720	$ 60,651,972

J. Tory	$4,100,072	$90,704	—	$3,591,986		6x average salary	13x average salary
						$ 3,657,865	$ 7,782,763

(1)	DSUs represent STI awards, or portions thereof, that were voluntarily deferred and are fully vested.
(2)	The value includes preferred shares based on $20.70, the closing price of series BF preferred shares on October 31, 2016.

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2016 CEO and named executive officer incentive awards

We believe that a multi-faceted approach to evaluating performance, which takes into account both financial and non-financial measures, is a comprehensive and balanced way for the HR Committee to assess overall leadership and performance of the CEO and other named executive officers relative to objectives that support the achievement of our 2016 strategic goals, referenced on page 40.

The CEO and other named executive officers are assessed relative to the overall performance of RBC with a focus on maximizing TSR through the achievement of top half performance compared to our global peer group (as outlined on page 12 of our 2016 Annual Report), over the medium-term (three to five years), which we believe reflects a longer-term view of strong and consistent financial performance.

The HR Committee considers the following measures in determining recommendations for the named executive officers’ short, mid and long-term incentive programs. At the beginning of the year, the board established financial, client, risk and strategic objectives for the STI Program. These objectives support the achievement of our strategic goals.

STI Program	MTI and LTI Programs at grant	MTI Program at vesting
• Net income and ROE compared to STI Program targets; • Client objectives; and • Risk and strategic objectives.	• Overall performance of RBC. This includes diluted EPS growth, ROE and capital ratios, which are used to measure our progress relative to our medium-term TSR objectives.	• For the mid-term incentive program, relative TSR over the three-year time horizon following the date of grant compared to our global peer group.

When determining final compensation, the board may apply its informed judgment to adjust the value of awards. This discretion is intended to ensure that awards appropriately reflect risk as well as other unexpected circumstances that arise during the year, and to eliminate the possibility of unintended outcomes determined solely by formula.

STI Program objectives

Financial (60% weighting)

	2016 STI target	2016 actual	Actual vs. target
RBC net income ($ millions)	$10,380	$10,458	Met target
RBC ROE	16.2%	16.3%	Met target

•	In 2016, RBC achieved record net income of $10,458 million, up 4.3% from 2015 and 0.8% above the STI Program target of $10,380 million.
•

2016 ROE was 16.3%, 10 bps above the STI Program target of 16.2% and down 230 bps from 18.6% in 2015. ROE in 2016 was impacted by the issuance of RBC common shares for our strategic acquisition of City National and this was contemplated in our planning process.

•

Personal & Commercial Banking achieved net income of $5,184 million, up 3.6% from 2015 largely reflecting solid volume growth partially offset by lower spreads, higher fee-based revenue growth across most businesses in Canada and higher earnings in the Caribbean. These factors were partially offset by higher costs in support of business growth and higher provisions for credit losses (PCL) in Canada.

•

Wealth Management achieved net income of $1,473 million, up 41.5% from 2015. The increase in net income largely reflected the addition of City National which contributed $290 million to earnings, lower restructuring costs related to the International Wealth Management business and benefits from efficiency management activities, partially offset by lower transaction volumes.

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•

Insurance achieved net income of $900 million, up 27.5% from 2015 largely due to the after-tax gain of $235 million on the sale of our home and auto insurance manufacturing business and growth in International Insurance, partially offset by lower earnings from new U.K. annuity contracts and reduction in earnings from the sale of our home and auto insurance manufacturing business.

•

Investor & Treasury Services achieved net income of $613 million, up 10.3% from 2015 primarily due to higher funding and liquidity earnings and higher client deposit spreads. These factors were partially offset by increased investment in technology initiatives and lower earnings from foreign exchange market execution.

•

Capital Markets achieved net income of $2,270 million, down 2.1% from 2015, driven by higher PCL and lower results in our Global Markets and Corporate Investment Banking businesses reflecting lower client activity, and higher compliance costs. These factors were partially offset by lower variable compensation, the impact from foreign exchange translation, and lower litigation provisions.

Client (10% weighting)

Client satisfaction and loyalty are measured using a client index comprised of a combination of client survey results, rankings and awards for our Canadian Banking, Wealth Management and Insurance businesses, and reinforce our focus on our clients and our vision to be among the world’s most trusted and successful financial institutions. The client index is heavily weighted towards Canadian Banking, which reflects our business mix.

In 2016, client satisfaction and loyalty were strengthened, highlighted by numerous industry awards and rankings, including:

•	Ranked highest in customer satisfaction among the big five retail banks in Canada for 2016 (J.D. Power) for the first time in ten years.
•

Received Best Banking Awards in 12 of 13 categories of the Ipsos Customer Service Index (up from 6 categories in 2015) including: Products and Services, Financial Advice, and Online and Mobile Banking.

•	Ranked 5th largest global wealth manager by client assets (Scorpio Partnership’s Global Private Banking KPI Benchmark) for the third consecutive year.
•	Named ‘Best Private Bank in Canada’ (PWM/The Banker Global Private Banking Awards, 2016) for the fifth consecutive year.
•	Rated #1 global custodian for the sixth consecutive year (Global Custody Survey, Global Investor ISF).
•	Named ‘Best Investment Bank in Canada’ (Euromoney Magazine) for the ninth consecutive year, and North America’s ‘Best Bank for Markets’.

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Risk and strategic (30% weighting)

Risk management

•

Managed enterprise risk profile within board approved risk appetite by maintaining strong credit ratings (of no less than an ‘A’ or equivalent). RBC’s risk profile is in the top half of our peer group.

•

Maintained strong capital, liquidity and funding positions to support RBC’s strategic direction, growth objectives and credit rating. Achieved a CET1 capital ratio of 10.8%, up from 10.6% in 2015. Liquidity and funding ratios met or exceeded regulatory requirements.

•	Further strengthened RBC’s risk conduct and culture through ‘tone from the top’ and effective practices and positive outcomes for our clients, employees, shareholders and other stakeholders.

Strategy execution

Canada

•	RBC continues to be the leader in financial services in Canada.
•	Maintained #1 or #2 market share in all personal banking products.
•	Advanced our mobile payments strategy, leveraging partnerships and extending reach and relevance.
•	Maintained leading market share of 14.8% of Canadian mutual fund asset management industry.
•	Ranked #1 in investment banking fees, consistent with 2015.

U.S.

•	Achieved strong financial results in Wealth Management, reflecting the successful integration of City National, which has expanded our product offerings for high net worth and commercial clients.
•	We are among the top 10 full service brokerage firms in terms of assets under administration and number of financial advisors.

Select global financial centres

•

Continued to realign our International Wealth Management business to focus on key client segments in select target markets, creating a scalable and profitable business aligned to a more conservative risk profile.

•	Continued to focus on the efficient deployment of our capital and growth of our corporate and investment banking business, particularly in the U.K. and Europe.

Talent management

•	Employee engagement was up from 2015, remained strong and continued to exceed the high performance companies benchmark.
•

Maintained #1 position among the major banks in Canada for visible minority executive representation rates; while the representation rate of women executives has increased, we are in #2 position for women executives.

Brand management and corporate citizenship

•	Maintained #1 brand ranking in Canada and top 20 (#18) globally for financial institutions (Brand Finance).
•	Announced commitment aimed at unlocking the potential of youth and driving Canada’s future prosperity.

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MTI and LTI Program objectives and results

The primary consideration in determining mid and long-term incentives is RBC performance relative to our diluted EPS growth, ROE and strong capital ratio objectives which are used to measure progress against our objective of maximizing TSR over the medium term (3-5 years). We believe these measures reflect a longer-term view of strong and consistent financial performance.

Our in-year performance against these medium-term objectives is outlined in the table below.

Medium-term objectives	2016 results
Diluted EPS growth of 7% +	0.7%
ROE of 18% +	16.3%
Strong capital ratios (CET1)	10.8%

In 2016, we achieved our medium-term objective of maintaining strong capital ratios, finishing the year with a CET1 ratio of 10.8%. However, as anticipated, the issuance of RBC common shares in connection with the strategic acquisition of City National impacted both our diluted EPS growth and our ROE. As a result, while strong in-year progress against these measures was achieved, and results were in line with our expectations, our medium-term objectives for EPS growth and ROE were not met in 2016.

Maximizing TSR is aligned with our three strategic goals discussed on page 40 and we believe represents the most appropriate measure of shareholder value creation. In 2016, we achieved top half TSR performance compared to our global peer group over the medium term.

Annualized TSR vs. peer group	Three-year TSR (1)	Five-year TSR (1)
Royal Bank of Canada	10% Top half	16% Top half
(1)	The three and five year annualized TSR are calculated based on our common share price appreciation as per TSX closing market price plus reinvested dividends for the period October 31, 2013 to October 31, 2016 and October 31, 2011 to October 31, 2016, respectively.

We review our financial performance objectives annually and revise them as economic, market and regulatory environments change. For 2017, we have maintained our medium-term financial performance objectives with the exception of our ROE objective which was revised to 16% plus to reflect higher ongoing regulatory capital requirements, the low interest rate environment and issuance of RBC common shares on the acquisition of City National.

66    |  Royal Bank of Canada

CEO performance and compensation

David McKay, President and CEO

Mr. McKay is responsible for the overall leadership and
management of Royal Bank of Canada, and sets the strategic
direction to drive total performance consistent with the interests of shareholders, clients, employees and other stakeholders. He is accountable to the board for the development and successful
execution of strategy, while maintaining a strong capital position and prudent management of the risk profile of RBC. Mr. McKay’s overall stewardship responsibilities include setting the right ‘tone at the top’ through leadership actions that exemplify RBC values and the development of leadership talent and the RBC brand to ensure the organization continues to generate shareholder value in the future.

STI Program award

The STI Program award for the CEO and other named executive officers, excluding the Group Head, Capital Markets and Investor & Treasury Services, is determined by adding together the following components used to measure performance:

The HR Committee and the board considered the results as summarized on pages 62 to 64 in determining the STI award for Mr. McKay. The HR Committee recommended and the board approved a total STI award for Mr. McKay of $2,521,000, as described below.

Decision
Financial objectives (60%)

•  Based on achievement of net income and ROE objectives for the STI Program, the HR Committee recommended and the board approved an award of $1,317,500 relating to financial performance, which was 2.4% below the compensation target award. This primarily reflects the discretionary reduction to eliminate the favourable impact of a net gain on the sale of our home and auto insurance manufacturing business, which was not contemplated in the planning process.

Client objectives (10%)	• The HR Committee recommended and the board approved an award of $258,500 relating to client satisfaction and loyalty results, which was 15% above the compensation target.

Royal Bank of Canada  |    67

Risk & strategic objectives (30%)

•  Overall, the HR Committee and the board determined that RBC exceeded the risk management, strategy execution, talent management and brand management objectives. For a summary of results, refer to page 64.

•  The HR Committee recommended and the board approved an award of $945,000 for Mr. McKay’s achievement relative to these objectives, which was 40% above the compensation target, in consideration of his performance.

Risk adjustment / Discretion

•  The GCRO considered the degree to which risk was fully incorporated in the financial results for compensation purposes. On the advice of the HR Committee, the board confirmed that no risk adjustments were required to the STI award.

•  For 2016, on the advice of the HR Committee the board exercised discretion to make a downward adjustment to eliminate the favourable impact of the net gain on the sale of our home and auto insurance manufacturing business, which was not contemplated in the planning process.

MTI and LTI Program awards

In considering the MTI and LTI awards for Mr. McKay, the HR Committee assessed RBC’s progress against our medium-term objectives, which we believe reflects a longer-term view of strong, consistent and sustainable financial performance and prudent capital and risk management.

As described on page 65, in 2016 we achieved our medium-term objective of maintaining strong capital ratios, finishing the year with a CET1 ratio of 10.8%. However, as anticipated, the issuance of RBC common shares in connection with the strategic acquisition of City National impacted both our diluted EPS growth and our ROE. As a result, while strong in-year progress against these measures was achieved and results were in line with our expectations, our medium-term objectives for EPS growth (7% plus) and ROE (18% plus) were not met in 2016.

In recognition of Mr. McKay’s strong leadership in positioning RBC for long-term growth, the HR Committee recommended and the board approved mid and long-term incentives totaling $7,500,000. These awards were at the target level, reflecting solid progress against our medium-term objectives. The mid and long-term incentives were granted in the form of performance deferred share units (80%) and stock options (20%) to align with long-term shareholder interests.

The HR Committee confirmed that no risk adjustments were required to the mid and long-term incentive awards, based on the GCRO’s review.

Last year, Mr. McKay’s mid and long-term incentives were granted at above-target levels.

Summary of CEO compensation

2016 total direct compensation

Mr. McKay’s total compensation for 2016 is 2.4% above his target of $11,250,000. As we disclosed last year, this target was increased as part of a multi-year approach to setting total CEO compensation. The 2016 target reflects an emphasis on performance-based pay, Mr. McKay’s demonstrated leadership capabilities, and the increased scope of his role with the addition of City National last year. Mr. McKay’s total compensation for 2016 is up 5.9% from 2015, largely reflecting the increase in target pay described above.

68    |  Royal Bank of Canada

	2016 target	2016 actual		2015 actual	2016 actual pay mix

Base salary	$1,500,000	$1,500,000		$1,300,000
Short-term incentive	2,250,000	2,521,000		2,325,000
Mid and long-term incentives
PDSUs	6,000,000	6,000,000		5,800,000
Stock options	1,500,000	1,500,000		1,450,000
Total	7,500,000	7,500,000		7,250,000
Total direct compensation	$11,250,000	$11,521,000	(1)	$10,875,000
(1) In 2016, 75% of pay at risk was deferred.

CEO target compensation for 2017

On the appointment of Mr. McKay in 2014, the board adopted a multi-year approach to setting his target compensation as outlined on page 67. The HR Committee continues to monitor target compensation taking into consideration the following factors:

•	the scope of Mr. McKay’s role and his experience;
•

RBC is the largest Canadian bank in terms of revenue, total assets, net income and market capitalization, and is one of the most diversified and complex business models relative to the core comparator group; and

•	Mr. McKay’s target compensation relative to his peers in the core comparator group as well as the reference group used to provide additional context in establishing the CEO’s target pay.

Mr. McKay’s target compensation for 2017 will remain unchanged at $11,250,000.

CEO compensation awarded compared to realized and realizable pay over time

The table below compares the compensation awarded to our CEO over the past five years (Mr. Nixon from 2012 to July 2014 and Mr. McKay from August 2014 to 2016), with the value realized or realizable as at December 31, 2016. We also compare the compensation values to the value received by shareholders, indexed at $100 to show a meaningful comparison.

Year	TDC awarded (1)	Value at December 31, 2016 ($ millions)			Period	Value of $100
		A Realized pay (2)	B Realizable pay (3)	A+B=C Current value		To CEO (4) ($)	To shareholders (5) ($)
2012	12.6	16.7	0.0	16.7	10/31/11 to 12/31/16	132	228
2013	12.7	15.3	2.4	17.7	10/31/12 to 12/31/16	140	187
2014	11.8	4.1	9.5	13.6	10/31/13 to 12/31/16	115	146
2015	10.9	3.6	10.1	13.7	10/31/14 to 12/31/16	126	123
2016	11.5	4.0	6.3	10.3	10/31/15 to 12/31/16	89	127
					Average	$121	$162

(1)	Reflects total direct compensation (TDC), including salary and variable compensation awarded at year-end in respect of performance during the year.
(2)	Realized pay is the sum of base salary, cash incentive, the payout value of share units granted during the period, the dividend equivalents paid, and the value of options exercised during the period.
(3)	Realizable pay is the sum of the current value of unvested units granted during the period and the in-the-money value of options outstanding.
(4)	Represents the actual value to the CEO for each $100 awarded in TDC for the fiscal year indicated, as at the end of the period.
(5)	Represents the value of a $100 investment in RBC common shares made on the first day of the period indicated, assuming reinvestment of dividends.

Royal Bank of Canada  |    69

Performance and compensation of other named executive officers (NEO)

Janice R. Fukakusa, Chief Administrative Officer and
Chief Financial Officer

Ms. Fukakusa is responsible for setting the strategic direction for financial management consistent with the overall strategic direction of RBC. She provides leadership for Finance, Corporate Treasury,
Enterprise Services, Investor Relations, Taxation and the Law Group.
In addition, Ms. Fukakusa chairs the RBC Group Operating
Committee, which is responsible for the integration of governance and oversight of day-to-day functional, operating and technology activities across RBC.

2016 performance

Financial objectives

•    Refer to pages 62 to 63 for a summary of results relative to financial objectives.

•    RBC maintained a strong capital position with a CET1 ratio of 10.8%, well above the 2016 regulatory target set by OSFI.

Client objectives

•    Client satisfaction and loyalty as measured by a client index exceeded 2016 objective by 15%.

Risk & strategic objectives

•    Drove business transformation through leading an initiative to scale rapid digitization.

•    Increased employee engagement results.

•    Highly visible leader both internally and externally for diversity and inclusion, as well as in the not-for-profit sector.

2016 short, mid and long-term incentive awards

The HR Committee recommended and the board approved an STI award of $1,149,000, which includes a downward discretionary adjustment to eliminate the favourable impact of the net gain on the sale of our home and auto insurance manufacturing business. The HR Committee also recommended and the board approved a mid-term incentive of $2,750,000.

Total direct compensation

	2016		2015
Base salary	$750,000		$750,000
Short-term incentive	1,149,000		1,287,000
Mid and long-term incentives
PDSUs	2,750,000	(1)	2,360,000
Stock options	—		590,000
Total	2,750,000	(2)	2,950,000
Total direct compensation	$4,649,000	(3)	$4,987,000

(1)    In light of her decision to retire early in 2017, Ms. Fukakusa elected to receive her equity award in the form of PDSUs.

(2)    2016 mid and long-term incentive awards were granted at target, based on results compared to medium-term financial objectives. These awards are lower than 2015, which were granted at above-target levels.

(3)    In 2016, 71% of pay at risk was deferred.

2016 actual pay mix

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Douglas A. Guzman, Group Head, Wealth Management and
Insurance and Deputy Chair, Capital Markets

Mr. Guzman is responsible for the strategic and operational
performance of Wealth Management and Insurance. Wealth
Management serves affluent and high net worth and ultra-high net worth clients globally with investment, trust, banking and credit solutions. It also provides asset management products and services to institutional and individual clients through our distribution channels and third-party distributors. Insurance provides life, health, home, auto, travel, and reinsurance products and solutions to individual, business and group clients. Mr. Guzman also serves as
Deputy Chair, RBC Capital Markets, where he continues to act as the lead relationship manager with a number of key clients.

2016 performance

Financial objectives

•    Refer to pages 62 to 63 for a summary of results for Wealth Management and Insurance.

Client objectives

•    Client satisfaction and loyalty, as measured by a client index, exceeded 2016 objective for Wealth Management by 5% and was below objective for Insurance by 10%.

Risk & strategic objectives

•    In Canada, our full service private wealth business is the industry leader. We continued to extend leadership amongst high net worth clients by delivering comprehensive value, leveraging expertise around business owners, succession and wealth planning.

•    Outside of Canada and the U.S., continued to realign International Wealth Management business to focus on key client segments while enhancing product offerings.

•    Completed the sale of our home and auto insurance manufacturing business.

•    Maintained strong employee engagement results in Wealth Management and Insurance, which remained above the high performance benchmark.

2016 short, mid and long-term incentive awards

In respect of Mr. Guzman’s role as Group Head, Wealth Management and Insurance, the HR Committee recommended and the board approved an STI award of $896,000, which includes a downward discretionary adjustment to eliminate the favourable impact of the net gain on the sale of our home and auto insurance manufacturing business. The HR Committee also recommended and the board approved a mid-term incentive of $2,740,000 and long-term incentive of $685,000.

For Mr. Guzman’s role as Deputy Chair, Capital Markets, the HR Committee recommended and the board approved a Capital Markets bonus allocation of $2,000,000.

Total direct compensation

	2016 (1)
Base salary	$700,000
Group Head, Wealth Management and Insurance
Short-term incentive	896,000
Mid and long-term incentives
PDSUs	2,740,000
Stock options	685,000
Total	3,425,000
Total direct compensation	$5,021,000
Deputy Chair, Capital Markets
Capital Markets bonus allocation	2,000,000	(2)
Total direct compensation	$7,021,000	(3)

(1)    Mr. Guzman was appointed Group Head, Wealth Management and Insurance and joined the Group Executive on November 1, 2015.

(2)    40% of the Capital Markets bonus allocation was deferred.

(3)    In 2016, 67% of total pay at risk was deferred.

2016 actual pay mix

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A. Douglas McGregor, Group Head, Capital Markets and
Investor & Treasury Services

Mr. McGregor is responsible for the strategic and operational performance of Capital Markets and Investor & Treasury Services.
Capital Markets is comprised of two main business lines, Corporate and Investment Banking and Global Markets. Capital Markets offers a full suite of products and services in North America, and a diversified set of capabilities in key sectors of expertise outside of
North America. Investor & Treasury Services delivers custodial, advisory, financing and other asset management services to clients across multiple jurisdictions.

2016 performance

•    Refer to page 63 for a summary of financial results.

•    In Canada, Capital Markets maintained market leadership by deepening client relationships, despite soft markets in the energy and commodity sectors, and gained new clients by leveraging RBC capabilities.

•    In the U.S., continued to leverage key strategic investments to expand our corporate and investment banking businesses, and optimized lending relationships to generate additional revenue.

•    In the U.K., Capital Markets improved profitability through repositioning the fixed income business and growing corporate and investment banking presence in key markets.

•    Investor & Treasury Services delivered record results and continued to invest in upgrading technology to build a strong client-focused platform.

2016 annual, mid and long-term incentive awards

Mr. McGregor participates in the RBC Capital Markets Compensation Program (see page 59 for more information on this program). The Capital Markets bonus pool is determined by earnings-based business performance, with a potential adjustment for RBC performance. Individual performance is based on financial results, as well as risk and strategic objectives and incentive awards are discretionary.

The HR Committee recommended and the board approved incentive compensation of $9,250,000, which was allocated as follows: 35% cash ($3,237,500); 52% performance deferred share units ($4,810,000); and 13% stock options ($1,202,500).

Total direct compensation

	2016		2015
Base salary	$750,000		$750,000
Performance-based incentive awards
Annual incentive	3,237,500		3,675,000
PDSUs	4,810,000		5,460,000
Stock options	1,202,500		1,365,000
Total direct compensation	$10,000,000	(1)	$11,250,000
(1) In 2016, 65% of pay at risk was deferred. 2016 actual pay mix

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Jennifer Tory, Group Head, Personal & Commercial Banking

Ms. Tory is responsible for developing and executing the integrated strategy for Personal & Commercial Banking, which is comprised of our personal and business banking operations, auto financing and certain retail investment businesses including the online discount brokerage channel. Personal & Commercial Banking operates
through two businesses: Canadian Banking and Caribbean & U.S.
Banking, and provides services to more than 13.5 million individual, business and institutional clients across Canada, the U.S. and the
Caribbean.

2016 performance

Financial objectives

•    Refer to page 62 for a summary of results relative to financial objectives.

Client objectives

•    Client satisfaction and loyalty, as measured by a client index, exceeded 2016 objective by 20%.

•    Ranked highest in customer satisfaction among the big five retail banks in Canada by J.D. Power for 2016.

Risk & strategic objectives

•    Maintained top rankings (#1 or #2) in market share in a competitive environment for all retail and business financial product categories.

•    Advanced mobile payments strategy, leveraging partnerships and extending reach and relevance.

•    Implemented new mortgage funding automated system that reduced transaction time for our clients.

•    Became the first Canadian bank to offer free Interac e-Transfer payments for all personal chequing accounts.

•    Increased employee engagement which was already well above the high performance benchmark.

2016 short, mid and long-term incentive awards

The HR Committee recommended and the board approved an STI award of $897,000, a mid-term incentive award of $2,140,000, and a long-term incentive award of $535,000.

Total direct compensation

	2016		2015
Base salary	$700,000		$683,288
Short-term incentive	897,000		928,000
Mid and long-term incentives
PDSUs	2,140,000		2,300,000
Stock options	535,000		575,000
Total	2,675,000	(1)	2,875,000
Total direct compensation	$4,272,000	(2)	$4,486,288

(1)    2016 mid and long-term incentive awards were granted at target, based on results compared to medium-term financial objectives. These awards are lower than 2015, which were granted at above-target levels.

(2)    In 2016, 75% of pay at risk was deferred.

2016 actual pay mix

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Talent management and succession planning

A comprehensive framework aligned with our business strategies is in place to enable an integrated approach to talent management and succession planning. We focus on the identification, assessment and development of executives and high-potential talent to build leadership capability and strengthen overall succession, ensuring we have a pipeline of leaders to drive both short and long-term performance. The CEO and senior leaders are stewards of the enterprise talent agenda and have specific performance objectives relating to talent management and succession planning, and are held accountable through the annual performance assessment process.

We believe leaders learn best from meaningful and varied on-the-job experiences and our staffing processes ensure the right people are appointed to roles to optimize both business performance and individual development. Our intent is to differentiate development for high-potential talent to prepare them for broader and more complex roles while also taking into consideration the need to build critical leadership capabilities. Our focus on advancing women and visible minorities into leadership roles is supported by clear accountability frameworks, staffing goals and a commitment to developing a robust pipeline of diverse leaders.

Our philosophy of development and promotion from within strengthens our culture, aids in retention of talent and provides more options for succession. We complement this practice with selective external hiring to bring in critical skills and capabilities, close succession gaps and benefit from diversity of thought. We also have a formal leadership development curriculum.

The HR Committee plays a key role in supporting the board in its oversight of talent management and succession planning. Annually, the HR Committee reviews and discusses with management the Executive Talent Management Report, which outlines the processes and practices for leadership development, the depth and diversity of succession pools for senior leadership roles across RBC, talent and succession risk metrics, progress made over the year, and plans for the upcoming year. In addition, our leadership strategy is reviewed annually by the HR Committee and the board.

Over the course of the year, the board reviews and discusses succession plans for the CEO, Group Executive and Control Function Heads. At least annually, this includes an in-depth discussion of the contingency as well as short, medium and long-term succession plans for these roles and specific plans to address gaps. As part of this process, the CEO discusses the strengths and areas of development for key succession candidates, development progress over the prior year and future development plans. The board reviews and discusses possible scenarios for succession over various time horizons and development options such as job rotations and expanded mandates to further develop and assess potential successors. There is a systematic approach for the board to meet and get to know succession candidates, including earlier-in-career high potential talent. Talent strategies are also a component of business strategies, which are reviewed with the board throughout the year and include talent requirements and plans to enable achievement of longer-term strategic objectives.

74    |  Royal Bank of Canada

Executive compensation alignment with shareholder returns

The following chart compares the cumulative TSR of $100 invested in shares (assuming reinvestment of dividends) from October 31, 2011 to October 31, 2016, with the cumulative total return of the S&P/TSX Composite Index and the S&P/TSX Composite Banks Index over the same time period. Total compensation illustrated in the chart represents the aggregate compensation approved for the named executive officers as reported in each year’s Management Proxy Circular.

Five-year total shareholder return on $100 investment

Five-year total shareholder return on $100 investment

	2011	2012	2013	2014	2015	2016
Royal Bank of Canada	$100	$122	$156	$185	$180	$210
S&P/TSX Composite Banks Index	$100	$112	$140	$165	$159	$186
S&P/TSX Composite Index	$100	$104	$116	$131	$125	$140
NEO compensation
	2011	2012	2013	2014	2015	2016
NEO total compensation ($ millions) (1)	36.9	44.6	47.6	46.1	37.1	38.8

(1)	The values prior to 2014 include two Co-Group Heads, Capital Markets and Investor & Treasury Services. The 2014 value includes Mr. Nixon’s compensation in respect of the nine months he served as CEO. The value for 2015 includes the total compensation for Mr. McKay, Ms. Fukakusa, Mr. Lewis, Ms. Tory and Mr. McGregor. The value for 2016 includes Mr. Guzman as Group Head, Wealth Management and Insurance (previously Mr. Lewis) and Deputy Chair, Capital Markets. Other named executive officers remain unchanged for 2016.

Royal Bank of Canada  |    75

Cost of management ratio

RBC and other major Canadian financial institutions use cost of management ratios to show how corporate performance compares to compensation awarded to named executive officers. The following chart shows the link between RBC performance (as a percentage of RBC net income) and total compensation for the CEO and other named executive officers, as reported in the summary compensation table for the five-year period ended October 31, 2016.

    Cost of management

Fiscal year	NEO total compensation ($ millions) (1)	Net income ($ millions)	NEO total compensation as a % of net income

2016	38.8	10,458	0.37%
2015	37.1	10,026	0.37%
2014	46.1	9,004	0.51%
2013	47.6	8,342	0.57%
2012	44.6	7,507	0.59%

(1)	Named executive officer total compensation represents the aggregate compensation approved for the named executive officers as reported in each year’s Circular. Total compensation prior to 2014 reflects the inclusion of two Co-Group Heads, Capital Markets and Investor & Treasury Services. Total compensation in 2014 includes a one-time compensatory change in Mr. McKay’s pension value of $5,231,000, resulting from changes to his pension arrangement upon his appointment as CEO.

76    |  Royal Bank of Canada

Executive compensation tables

All information in this section is for the fiscal year ended October 31, 2016, unless noted otherwise. The following tables have been prepared to comply with the requirements of the Canadian Securities Administrators. Salaries shown here may differ from other compensation tables as the figures below represent salaries received in the fiscal year and other tables may include the annual base salary for the calendar year.

Summary compensation table

Name and principal position	Year	Salary ($)	Share- based awards (1) ($)	Option- based awards (2) ($)	Non-equity annual incentive plan compensation (3) ($)	Pension value (4) ($)	All other compensation (5) ($)	Total compensation ($)
D.I. McKay President & Chief Executive Officer (6)	2016	1,466,667	6,000,000	1,500,000	2,521,000	714,000	43,726	12,245,393
	2015	1,300,000	5,800,000	1,450,000	2,325,000	742,000	38,893	11,655,893
	2014	995,479	4,000,000	1,000,000	1,533,000	5,231,000	29,112	12,788,591
J.R. Fukakusa Chief Administrative Officer & Chief Financial Officer (7)	2016	750,000	2,750,000	–	1,149,000	277,000	22,438	4,948,438
	2015	750,000	2,360,000	590,000	1,287,000	298,000	22,438	5,307,438
	2014	750,000	2,300,000	575,000	1,313,000	400,000	22,438	5,360,438
D.A. Guzman Group Head, Wealth Management and Insurance and Deputy Chair, Capital Markets (8)	2016	700,000	3,540,000	685,000	2,096,000	6,500	4,500	7,032,000
	2015	450,000	4,825,000	–	3,675,000	6,500	4,500	8,961,000
	2014	450,000	4,987,500	–	3,762,500	6,500	4,500	9,211,000
A.D. McGregor Group Head, Capital Markets and Investor & Treasury Services	2016	750,000	4,810,000	1,202,500	3,237,500	6,500	4,500	10,011,000
	2015	750,000	5,460,000	1,365,000	3,675,000	6,500	4,500	11,261,000
	2014	750,000	7,460,000	1,365,000	3,675,000	6,500	4,500	13,261,000
J. Tory Group Head, Personal & Commercial Banking (9)	2016	700,000	2,140,000	535,000	897,000	239,000	20,942	4,531,942
	2015	683,288	2,300,000	575,000	928,000	105,000	20,367	4,611,655
	2014	445,397	960,000	240,000	614,000	572,000	13,014	2,844,411

(1)	The 2016 amounts for each named executive officer represent the grant date fair value of performance deferred share units awarded on December 12, 2016 under the PDSU Program. The grant date fair value of each unit granted to each named executive officer was $88.80, based on the average closing price of shares on the TSX for the five trading days immediately preceding the grant date. In addition to awards granted under the PDSU Program, in 2014, Mr. McGregor received a special deferred share unit award granted under the DSU Program in the amount of $2,000,000 in recognition of his expanded responsibilities as Group Head, Capital Markets and Investor & Treasury Services and Chair and Chief Executive Officer of RBC Capital Markets. The 2015 and 2014 amounts for each named executive officer represent the grant date fair value of performance deferred share units awarded under the PDSU Program.
(2)	The 2016 amounts for each named executive officer represent awards made on December 12, 2016 under the Stock Option Plan. Valuing stock options: the Black-Scholes compensation value is based on a five-year average fair value and assumes options are held for the full 10-year term. For awards granted on December 12, 2016, the Black-Scholes compensation value was 9% of the option exercise price. The Black-Scholes compensation value of stock options differs from the accounting fair value disclosed in RBC annual financial statements. Under International Financial Reporting Standard 2 (IFRS 2), Share-based Payment, options must be treated as an expense using the fair value method of accounting. The accounting fair value of each award is determined as at the grant date and is amortized over the relevant vesting period. While the Black-Scholes model is also used to calculate the accounting fair value, the assumptions used in the accounting fair value calculation are based on an expected term of six years, rather than the full option term of 10 years. This is consistent with IFRS 2 and reflects forfeitures as well as the exercise pattern of RBC executives. In addition, the accounting value is based on the grant date fair value rather than the five-year average fair value used for compensation purposes. The accounting grant date fair value for grants made under the Stock Option Plan on December 12, 2016 was based on a Black-Scholes value of 5.8% of the option exercise price. The Black-Scholes compensation value of options awarded on December 12, 2016 which are reported in this table was $3,922,500 and the accounting fair value of these same awards was $2,527,833. As the compensation fair value is greater, we awarded fewer options than if we had used the accounting fair value to determine the option awards.

Royal Bank of Canada  |    77

(3)	The total STI award for each named executive officer includes cash and / or deferred share units. Executives, who voluntarily chose to receive their 2016 annual STI award in deferred share units, received deferred share units based on the average of the closing prices of shares on the TSX for the first five trading days in the open trading window in December, which was $88.80.
(4)	Pension value represents compensatory change. See pages 80 to 82 for more information on pension benefits for the named executive officers. 2014 value for Mr. McKay reflects a one-time compensatory change resulting from changes to Mr. McKay’s pension arrangement upon his appointment as President and CEO. 2014 value for Ms. Tory reflects a one-time compensatory change resulting from changes to Ms. Tory’s pension arrangement upon her appointment as Group Head, Personal & Commercial Banking.
(5)	The amounts in this column represent the Bank’s contribution under the Royal Employee Savings and Share Ownership Plan (RESSOP) or RBC Dominion Securities Savings Plan (DSSP). The named executive officers participate in the employee share ownership plans on the same basis as other employees. See page 82 for more information about these plans.
(6)	Mr. McKay was Group Head, Personal & Commercial Banking from April 14, 2008 until February 25, 2014, President from February 26, 2014 to July 31, 2014, and President and Chief Executive Officer effective August 1, 2014.
(7)	Ms. Fukakusa retired on January 31, 2017.
(8)	Mr. Guzman was Managing Director and Head of Global Investment Banking, Capital Markets from March 13, 2005 until October 31, 2015 and Group Head, Wealth Management and Insurance effective November 1, 2015. In 2016, Mr. Guzman received a total of $2,000,000 comprised of a cash award of $1,200,000 and a performance deferred share unit award granted under the PDSU Program in the amount of $800,000 in recognition of his responsibilities as Deputy Chair, Capital Markets.
(9)	Ms. Tory was Regional President, Greater Toronto Region from November 1, 2005 until April 20, 2014, and Group Head, Personal & Commercial Banking effective April 21, 2014.

Incentive plan awards

Outstanding share-based and option-based awards

In the table on page 78, share-based awards refer to unvested performance deferred share units previously awarded through the PDSU Program, DSU Program and the RBC Share Unit Program as at October 31, 2016. The value of unvested units awarded under the PDSU Program assumes no performance adjustment for relative TSR performance, and that the three-year average ROE is above the applicable performance threshold. For each named executive officer, the value of unvested units is based on a share price of $83.80, the closing price of RBC common shares on the TSX on October 31, 2016, the last trading day of the fiscal year. See pages 57 to 58, for more information about these awards.

78    |  Royal Bank of Canada

Option-based awards include all unexercised stock options that are outstanding as at October 31, 2016. The value of unexercised in-the-money options as at October 31, 2016 is the difference between the exercise price of the options and $83.80, the closing price of RBC common shares on the TSX on October 31, 2016, the last trading day of the fiscal year.

		Option-based awards					Share-based awards
Name	Grant date	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Value of options exercised (1), (2) ($)	Number of shares or units of shares that have not vested (3) (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
D. I. McKay	9-Dec-2005	0	44.125	9-Dec-2015	0	36,790
	12-Dec-2006	1,446	54.990	12-Dec-2016	41,659	325,079
	10-Dec-2007	39,352	52.944	10-Dec-2017	1,214,245
	6-Jun-2008	58,880	50.547	6-Jun-2018	1,957,937
	15-Dec-2008	113,100	35.368	15-Dec-2018	5,477,659
	16-Dec-2009	90,842	55.041	16-Dec-2019	2,612,525
	15-Dec-2010	82,668	52.595	15-Dec-2020	2,579,655
	14-Dec-2011	58,542	48.933	14-Dec-2021	2,041,184
	11-Dec-2012	44,852	58.648	11-Dec-2022	1,128,118
	17-Dec-2013	45,438	69.170	17-Dec-2023	664,758
	15-Dec-2014	74,852	78.587	15-Dec-2024	390,203
	14-Dec-2015	162,428	74.392	14-Dec-2025	1,528,123
							177,924	14,909,995
Totals		772,400			19,636,066	361,869	177,924	14,909,995	0
J.R. Fukakusa	10-Dec-2007	0	52.944	10-Dec-2017	0	1,771,465
	16-Dec-2009	90,842	55.041	16-Dec-2019	2,612,525
	15-Dec-2010	72,748	52.595	15-Dec-2020	2,270,101
	14-Dec-2011	50,560	48.933	14-Dec-2021	1,762,875
	11-Dec-2012	40,774	58.648	11-Dec-2022	1,025,548
	17-Dec-2013	41,652	69.170	17-Dec-2023	609,369
	15-Dec-2014	43,040	78.587	15-Dec-2024	224,367
	14-Dec-2015	66,092	74.392	14-Dec-2025	621,794
							103,403	8,665,194
Totals		405,708			9,126,579	1,771,465	103,403	8,665,194	0
D.A. Guzman	—	0	—	—	0	0	155,191	13,005,042
Totals		0			0	0	155,191	13,005,042	0
A.D. McGregor	16-Dec-2009	0	55.041	16-Dec-2019	0	5,945,173
	15-Dec-2010	0	52.595	15-Dec-2020	0	363,290
	14-Dec-2011	25,273	48.933	14-Dec-2021	881,194	2,115,167
	11-Dec-2012	95,412	58.648	11-Dec-2022	2,399,803
	17-Dec-2013	91,736	69.170	17-Dec-2023	1,342,098
	15-Dec-2014	102,174	78.587	15-Dec-2024	532,633
	14-Dec-2015	152,908	74.392	14-Dec-2025	1,438,558
							269,224	22,560,994
Totals		467,503			6,594,286	8,423,630	269,224	22,560,994	0
J. Tory	12-Dec-2006	1,033	54.990	12-Dec-2016	29,761	232,399
	10-Dec-2007	5,624	52.944	10-Dec-2017	173,534
	16-Dec-2009	4,130	55.041	16-Dec-2019	118,775
	15-Dec-2010	4,340	52.595	15-Dec-2020	135,430
	14-Dec-2011	6,388	48.933	14-Dec-2021	222,730
	11-Dec-2012	4,450	58.648	11-Dec-2022	111,926
	17-Dec-2013	4,132	69.170	17-Dec-2023	60,451
	15-Dec-2014	17,966	78.587	15-Dec-2024	93,657
	14-Dec-2015	64,412	74.392	14-Dec-2025	605,988
							50,009	4,190,777
Totals		112,475			1,552,252	232,399	50,009	4,190,777	0
(1)	The value of options exercised is the benefit from the exercise of options granted in previous years, before deductions for taxes and commissions.
(2)	Mr. McKay’s and Ms. Tory’s options were exercised as part of the automatic exercise of options program, and were due to expire in December 2015 and December 2016.
(3)	Mr. Guzman’s outstanding share-based awards include 71,929 shares that vested on October 31, 2016 and paid out on December 15, 2016.

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Incentive plan awards – value vested or earned during the year

The table below includes the portion of option-based awards and any share-based awards under the PDSU Program that vested in the year ended October 31, 2016. It also includes the STI or annual bonus that was awarded for the 2016 fiscal year and paid in December 2016, received by the named executive officers in cash and / or deferred share units that vested in the year ended October 31, 2016.

Name	Option-based awards – value vested during the year (1) ($)	Share-based awards – value vested during the year (2), (3) ($)	Non-equity incentive plan compensation – value earned during the year ($)
D.I. McKay	1,051,820	3,478,022	2,521,000
J.R. Fukakusa	924,200	3,161,838	1,149,000
D.A. Guzman	0	5,857,257	2,096,000
A.D. McGregor	2,021,127	7,398,700	3,237,500
J. Tory	111,330	458,215	897,000
(1)	For the options granted on:
•	December 14, 2011 at an exercise price of $48.93, 50% of options vested on December 14, 2015 at a fair market value of $72.99, the previous trading day’s closing share price.
•	December 11, 2012 at an exercise price of $58.65, 50% of options vested on December 11, 2015 at a fair market value of $74.15, the previous trading day’s closing share price.
(2)	For Mr. McKay, Ms. Fukakusa, Mr. McGregor and Ms. Tory, the amounts reflect values received from awards under the PDSU Program. The awards vested on December 11, 2015 and were paid out in cash based on a share price of $75.00, which represents the average price of shares on the TSX for the five trading days ending December 11, 2015. At time of vesting, the performance component of the awards paid out at 100% to reflect the Bank’s TSR relative to the global peer group. For Mr. Guzman, the amount reflects values received from awards under the Capital Markets Compensation Program. The awards vested on October 31, 2015 and were paid out in cash in December 2015 based on a share price of $75.51, which represents the average price of shares on the TSX for the five trading days ending October 31, 2015.
(3)	The amount for Ms. Tory also reflects RSUs she received under the RBC Share Unit Program, which represents a portion of her 2012 STI that was deferred to meet minimum deferral requirements. The award vested on December 11, 2015 and was paid out in cash based on a share price of $75.00, which represents the average price of shares on the TSX for the five trading days ending December 11, 2015.

Securities authorized for issuance under equity compensation plans

The following table shows the equity securities authorized for issuance from treasury under compensation plans as at October 31, 2016, as approved by shareholders. Our equity compensation plans do not permit the issuance of shares that have not been previously approved by shareholders. The numbers shown in the table relate to the RBC Stock Option Plan.

Plan category	Number of securities to be issued upon exercise of outstanding options (a) (#)		Weighted-average exercise price of outstanding options (b) ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c) (#)
Equity compensation plans approved by security holders	6,708,217	(1)	61.44	9,266,666
Equity compensation plans not approved by security holders	–		–	–
Total	6,708,217		61.44	9,266,666
(1)	Stock options assumed in connection with the acquisition of City National are not included in this table; the number of these outstanding options as at October 31, 2016 is 3,941,759. The weighted average exercise price of City National options outstanding is $51.18. The number of these options is equal to the number of RBC common shares to be issued on exercise.

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Stock Option Plan

The maximum number of shares that are issuable to executives designated by the HR Committee under the Stock Option Plan may not exceed 112 million shares (representing 7.55% of issued and outstanding shares as at February 8, 2017). As described in the table below, as at October 31, 2016, outstanding stock options represented 0.5% of shares outstanding. Shares issuable under options that expire, terminate or are cancelled without having been exercised are available for subsequent grants of options under the plan. The exercise price of options is determined as the higher of the volume-weighted average of the trading price per share of a board lot of shares traded on the TSX: (i) on the day preceding the date of grant; and (ii) for the five consecutive trading days immediately preceding the date of grant.

Option grants may include stock appreciation rights (SARs). The exercise of a SAR entitles the participant to a cash payment equal to the number of shares covered by the SAR, multiplied by the amount by which the closing price on the TSX on the day prior to exercise exceeds the exercise price of the corresponding option. Upon the exercise of an option, the corresponding SAR is cancelled and vice versa. There are no SARs outstanding.

Unvested stock options are forfeited if the participant’s employment with RBC is terminated, other than for retirement (as outlined on pages 83 to 84), disability or death. In the event of disability, options continue to vest and must be exercised within 60 months after disability or within 10 years from grant date, whichever is earlier. Upon death, options vest immediately and may be transferred by will or pursuant to laws of succession. Options must be exercised by the participant’s legal successor within 24 months after the date of death or within 10 years from grant date, whichever is earlier. See pages 83 to 84 for details about when a participant’s options terminate in circumstances other than retirement, disability or death.

The Stock Option Plan authorizes the board to make certain plan amendments without shareholder approval, including administrative changes, termination of the plan, changes to vesting provisions and amendments to comply with changes to laws and regulations or accounting requirements. This amendment procedure was approved by shareholders at the 2007 Annual Meeting. No amendments were made to the Stock Option Plan in 2016. For more information about the Stock Option Plan, see page 57.

The table below provides additional information on the Stock Option Plan for the past three years.

	Number of options as at October 31, 2016	Stock options as a % of outstanding common shares as at October 31, 2016
		Target	2016	2015	2014
Overhang (options outstanding and available to grant)	15,974,883	< 10%	1.1%	1.3%	1.4%
Dilution (current outstanding options)	6,708,217	< 5%	0.5%	0.6%	0.6%
Burn rate (the number of options issued each year)	1,421,930	< 1%	0.10%	0.06%	0.05%

Pension plan benefits

Defined benefit pension plan

Mr. McKay, Ms. Fukakusa and Ms. Tory participate in the RBC Canadian Defined Benefit (DB) pension plan on the same basis as other employees.

The normal retirement age under the plan is 65, although early retirement benefits are available from age 55. Benefits are reduced for early retirement unless the member retires with 35 years of pensionable service.

Under the RBC Canadian DB pension plan, retirement income is determined using a formula that takes into account pensionable earnings and pensionable service under the plan. Pensionable earnings are defined as base salary and annual incentive awards during the best 60 consecutive months, capped at $175,000 per year.

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Supplemental pension benefits

In addition to the RBC Canadian DB pension plan, Mr. McKay, Ms. Fukakusa and Ms. Tory receive supplemental pension benefits as defined under their individual executive pension arrangements. The supplemental pension benefits are capped for all named executive officers. The supplemental pension benefits for Ms. Fukakusa and Ms. Tory are reduced for early retirement unless the executive retires with 35 years of pensionable service in the RBC Canadian DB pension plan, or retires after attaining 60 years of age and 25 years of pensionable service in the RBC Canadian DB pension plan. The supplemental pension benefits vest when the executive retires from RBC and payments are subject to non-competition provisions.

The key provisions of the individual executive pension arrangements are described below.

CEO pension plan arrangement

Mr. McKay’s individual executive pension arrangement provides for an annual pension of $700,000 at age 55 (November 2018), increasing by $110,000 for each additional year of service after age 55 and capped at a maximum annual pension of $1,250,000 at age 60 or later, inclusive of benefits payable from the RBC Canadian DB pension plan. Increases to Mr. McKay’s salary would not increase Mr. McKay’s pension benefits.

Other named executive officers

The table below shows the pension benefits the named executive officers are entitled to receive under their individual executive pension arrangements, which include benefits payable from RBC pension plans:

•

Ms. Fukakusa’s pension benefits accrue at the following rates of pensionable earnings: 2% per year from age 40 to 44, 3% per year from age 45 to 59, and 2% per year from age 60 to 64. Her pensionable earnings are capped at 145% of final base salary, with final base salary capped at $700,000 per annum.

•

Ms. Tory’s pension benefits accrue at the following rates of pensionable earnings: 2% per year from age 40 to 49, 3% per year from age 50 to 59, and 2% per year from age 60 to 64. Her pensionable earnings are capped at the lesser of 150% of final base salary, or $300,000 in respect of service up to April 1, 2014, and $750,000 in respect of service thereafter.

Name	Number of years of credited service (#)	Annual pension benefits payable ($)		Opening present value of defined benefit obligation ($)	Compensatory change (2) ($)	Non- compensatory change (3) ($)	Closing present value of defined benefit obligation ($)
		At year- end (1)	At age 65
D.I. McKay	12.9	602,000	1,250,000	9,160,000	714,000	2,174,000	12,048,000
J.R. Fukakusa	22.0	597,000	660,000	9,333,000	277,000	847,000	10,457,000
J. Tory	21.1	187,000	245,000	2,777,000	239,000	293,000	3,309,000
(1)	Annual pension benefits payable are benefits that have accrued and in some cases may not be fully vested.
(2)	Compensatory changes are the values of the projected pension earned from November 1, 2015 to October 31, 2016. The amounts shown are consistent with the disclosure in Note 17 of the RBC 2016 Annual Consolidated Financial Statements for the year ended October 31, 2016.
(3)	Non-compensatory changes include interest on obligations at the beginning of the year, gains and losses due to differences in actual experience compared to actuarial assumptions (other than those reflected in compensatory changes), employee contributions, and changes in actuarial assumptions, such as movements in the discount rate.

The table below shows the years of credited service under the individual executive pension arrangements and years of RBC service as at October 31, 2016.

Name	Years of credited service (#)	Years of RBC service (#)
D.I. McKay	12.9	28.6
J.R. Fukakusa	22.0	31.2
J. Tory	21.1	38.5

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Defined contribution pension plans

•

Mr. Guzman participates in the RBC Canadian DC pension plan on the same basis as other employees. Participants may choose to contribute from 0% to 8% of their earnings, to an annual maximum ($19,510 in 2016). RBC provides required and matching contributions to a maximum of $6,500 per year.

•

Mr. McGregor participates in the RBC Dominion Securities Inc. DC pension plan for managing directors who joined prior to January 1, 2002. This plan is closed to new members. Participants are required to contribute 3% of their earnings to an annual maximum of $6,500 per year and may choose to contribute an additional 1% to 5% of their earnings, to an annual maximum ($12,370 in 2016). RBC provides required and matching contributions to a maximum of $6,500 per year. Participants may invest their own contributions in a Registered Retirement Savings Plan account and invest the RBC matching contributions in the DC pension plan.

The table below shows the account balances for named executive officers participating in a DC pension plan.

Name	Accumulated value at start of year ($)	Compensatory ($) (1)	Accumulated value as at October 31, 2016 ($)
D.A. Guzman	422,125	6,500	481,828
A.D. McGregor	134,225	6,500	149,675
(1)	Compensatory change represents the employer contribution to a DC pension plan on behalf of the named executive officers. Mr. McGregor and Mr. Guzman choose from a range of investment options to decide how they want to invest the assets in their accounts.

Other benefits

Executives in Canada and the U.S. participate in RBC benefits programs on the same basis as other employees. The benefits programs include healthcare coverage, life and accident insurance and disability coverage. The benefits programs are comparable to the programs provided by companies in our core compensation comparator group.

In Canada, RBC executives can participate in the Royal Employee Savings and Share Ownership Plan (RESSOP), and executives in Capital Markets can participate in the RBC Dominion Securities Savings Plan (DSSP), on the same basis as other employees in Canada. RBC provides a 50% matching contribution invested in shares up to a maximum of 3% of eligible earnings. The RBC matching contribution is capped at $4,500 annually for DSSP members. RBC executives also receive perquisites as part of their executive compensation program. Perquisites provided to executives vary by position, and are comparable to those provided by companies in our core compensation comparator group.

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Employment contracts, termination and change of control

Employment contracts

Royal Bank of Canada does not have employment contracts with any of the named executive officers; however, it has standard compensation policies that govern termination or change of control situations.

Termination

Our severance plans and policies are designed to expedite transition to alternative employment, comply with relevant legal requirements and align with market practices. As required by Canadian law, severance calculations for our Canadian employees are based on service, age and position. Bonuses or short-term incentive payments for the severance period are calculated with reference to relevant individual and business performance factors.

If a named executive officer is terminated for cause, he or she will not be paid severance, and at the discretion of the board, will forfeit the following:

•	bonus payments under the annual variable STI Program;
•	units previously awarded and unvested under the PDSU Program;
•	unvested options under the Stock Option Plan; and
•	annual bonus awards.

In December 2013, the board appointed Mr. McGregor to the position of Group Head, Capital Markets and Investor & Treasury Services and Chair and Chief Executive Officer of RBC Capital Markets, and awarded him a special deferred share unit award in the amount of $2,000,000 to recognize his expanded responsibilities. The award vested on December 17, 2016.

Change of control

RBC has a change of control policy that covers the named executive officers and certain other senior executives. The policy is designed to ensure that key members of management stay in place for the benefit of shareholders in the event RBC is involved in a major shareholder transaction as defined below.

Benefits associated with the equity incentive programs are subject to a ‘double trigger’, which means the executive can accelerate vesting of any outstanding equity incentive awards only if he or she is terminated without cause within 24 months of the change of control. We define a major shareholder transaction as:

•	an entity or individual acquiring 20% or more of RBC voting shares;
•	a change of more than 50% in the directors on the RBC board;
•	a merger or consolidation with another entity that would result in RBC voting shares representing less than 60% of the combined voting power following the merger or consolidation; or
•	a sale or disposition of 50% or more of the net book value of RBC assets.

Forfeiture and clawback policy

We maintain a policy with respect to compensation forfeiture and clawback, which is applicable in the event of fraud or misconduct, or financial restatement. See page 50 for more information.

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Termination and change of control benefits

Compensation elements	Retirement	Termination with cause / resignation	Termination without cause	Termination without cause following a change of control
Base salary	Ends as of the date of retirement	Ends as of the termination or resignation date	Paid out over severance period as salary continuation or as lump sum payment (up to 24 months’ base salary based on service, age and position)	Lump sum payment equivalent to 24 months’ base salary
Annual short-term incentive and annual cash bonus	Receive pro-rated payment based on proportion of the fiscal year completed as of the date of retirement, paid at the end of year	Eligibility ends as of the termination or resignation date and no payment is made	Paid as lump sum at the end of each year of the severance period	Lump sum payment equivalent to 24 months’ short-term incentive / annual cash bonus
Deferred share units	Must be redeemed on or before December 15th of the calendar year following the year of retirement	Must be redeemed within 60 days of the termination or resignation date	Must be redeemed within 60 days of the end of the severance period	Must be redeemed within 60 days of the end of the severance period
Performance deferred share units / RBC share units	Continue to vest, subject to non-competition provisions	All units are forfeited as of the termination or resignation date	Pro-rated payment for the vesting period completed as of the end of the severance period	All unvested awards vest immediately upon termination
Stock options	Continue to vest, subject to non-competition provisions; must be exercised within 60 months of retirement date or 10 years from grant date, whichever is earlier	Unvested options are forfeited as of the termination or resignation date; vested options must be exercised within 90 days of termination or resignation date	Continue to vest to end of the severance period, all unvested options are forfeited thereafter; vested options must be exercised within 90 days of the end of the severance period (1)	Vest immediately upon termination and must be exercised within 90 days of the termination date
Benefits	Eligible for retiree benefits	Eligibility ends as of the termination or resignation date	Pension credits and benefits continue during salary continuation	Pension credits and benefits continue during severance period
Perquisites	End as of the retirement date	End as of the termination or resignation date	Continue during severance period	Continue during severance period

(1)	In the event of termination without cause occurring on or after the date the respective executive officer has become eligible for retirement, any unvested performance deferred share units and stock options will continue to vest, subject to non-competition provisions, in accordance with the retirement provisions of the PDSU Program and the Stock Option Plan.

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Potential payments to named executive officers upon termination or change of control

The table below shows the value of the estimated incremental payments or benefits that would accrue to each named executive officer upon termination of his or her employment following retirement, termination with cause, resignation, termination without cause and termination following a change of control, assuming employment was terminated on October 31, 2016.

The value of equity-based compensation consists of awards previously granted and disclosed. For purposes of valuing equity-based awards, a price of $83.80 is used, which is the closing price of RBC common shares on the TSX on October 31, 2016, the last trading day of the fiscal year.

Event	D.I. McKay ($)	J.R. Fukakusa ($)	D.A. Guzman ($)	A.D. McGregor ($)	J. Tory ($)
Retirement	0	0	0	0	0
Termination with cause /resignation (1)	0	0	0	0	0
Termination without cause
Severance	6,452,000	4,141,333	8,621,667	8,791,667	2,716,900
Equity-based compensation (2)	4,923,742	0	5,525,782	2,720,789	0
Value of incremental pension benefits (3)	45,000	648,000	13,000	13,000	483,000
All other compensation (4)	192,902	149,480	111,902	20,590	141,132
Termination without cause following a change of control
Severance	6,452,000	4,141,333	8,621,667	8,791,667	2,716,900
Equity-based compensation	18,057,138	10,633,498	13,005,042	27,074,184	5,006,836
Value of incremental pension benefits (3)	45,000	648,000	13,000	13,000	483,000
All other compensation (4)	192,902	149,480	111,902	20,590	141,132

(1)	In the event of termination by RBC for reason of misconduct, gross negligence or willful breach of obligations, no benefits shall be payable from the individual executive pension arrangements for Mr. McKay, Ms. Fukakusa and Ms. Tory.
(2)	Ms. Fukakusa retired on January 31, 2017. Mr. McGregor and Ms. Tory were eligible for retirement as of October 31, 2016.
(3)	For Mr. McKay, Ms. Fukakusa and Ms. Tory, the values shown represent the present value as at October 31, 2016 of the incremental pension benefits to which they would have been entitled had their employment terminated for the noted reason. The values shown reflect two years of additional service in the RBC Canadian DB pension plan and their individual executive pension arrangements (except for Mr. McKay). Mr. McKay would not have attained age 55 by the end of his salary continuance period, so he would not be entitled to any pension benefits from his individual executive pension arrangement as these benefits are only payable upon retirement / termination from RBC over the age of 55. The incremental annual pension benefits payable for Mr. McKay, Ms. Fukakusa and Ms. Tory would be $4,000, $41,000 and $30,000, respectively. The values shown have been determined using the same actuarial assumptions used for determining the October 31, 2016 year-end pension plan liabilities which are disclosed in RBC financial statements, with the exception that pension benefits are assumed to commence at the end of the salary continuance period, subject to a reduction in pension for early commencement, as applicable. Payment of pension benefits from the individual executive pension arrangements is subject to compliance with non-competition provisions. For Mr. McGregor and Mr. Guzman, the values shown represent the additional RBC contributions to the defined contribution pension plan that would be payable during salary continuance.
(4)	All other compensation includes the RBC cost of benefits, RBC contributions under RESSOP and DSSP and perquisites that continue during salary continuance.

86    |  Royal Bank of Canada

Additional disclosure under FSB and Basel Committee on Banking Supervision requirements

The aggregate quantitative information on compensation disclosed on pages 86 to 87 is provided in accordance with Implementation Standard 15 of the FSB’s Principles for Sound Compensation Practices and Implementation Standards and the Basel Committee on Banking Supervision’s Pillar III disclosure requirements.

The 2016 Report on Executive Compensation also complies with various compensation disclosure requirements in the Prudential Sourcebook for Banks, Building Societies and Investment Firms, as required by the relevant U.K. regulator. Additional disclosures required under those requirements will be made separately.

We have established criteria for the identification of Material Risk Takers (MRTs) whose roles and activities may have a material impact on the RBC risk profile, as described on page 49. For the purpose of the tables below, ‘Senior Officers’ include the CEO and members of the Group Executive, and ‘Other MRTs’ include Executive Vice-Presidents and Senior Vice-Presidents of the Bank, or equivalent, and senior business leaders in Capital Markets.

In keeping with the FSB’s principles and standards and our compensation principles, a significant portion of variable compensation for Senior Officers and other MRTs must be deferred over a number of years (at least 70% for the CEO, at least 65% for members of the Group Executive and at least 40% for other MRTs).

All dollar values in the tables below are stated in Canadian dollars. Amounts denominated in foreign currencies have been converted to Canadian dollars using the Bank of Canada’s foreign exchange rate on the last trading day of each fiscal year.

Fixed and variable compensation paid

($ millions)	2016			2015
	Senior Officers	Other MRTs		Senior Officers	Other MRTs
Number of employees	8	214	(1)	8	288
Fixed compensation
Cash-based	$6	$96		$6	$125
Variable compensation (2)
Cash-based (non-deferred) (3)	$13	$173		$12	$310
Cash-based (deferred)	–	$2		–	$4
Shares and share-linked instruments (non-deferred)	–	$7		–	$9
Shares and share-linked instruments (deferred)	$29	$166		$28	$270
(1)	In 2016, we updated the criteria for identifying MRTs using a risk-based approach and in line with regulatory requirements.
(2)	2016 and 2015 variable compensation excludes guaranteed awards paid in the fiscal year, noted in the table entitled ’Other compensation paid’.
(3)	Includes the value of short-term incentives deferred, at the discretion of the employee, in the form of share units under the terms of the DSU Program.

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Other compensation paid

($ millions)	2016				2015
	Senior Officers		Other MRTS		Senior Officers		Other MRTS
	Number of employees	Amount	Number of employees	Amount	Number of employees	Amount	Number of employees	Amount
Sign-on awards	–	–	4	$1	–	–	1	$1
Guaranteed awards	–	–	2	$8	–	–	12	$16
Severances (1)	–	–	11	$11	–	–	13	$6
(1)	The information includes the number of Senior Officers and MRTs who received severance payments, the aggregate amount of these payments, as well as the highest single severance payment. In 2016, the highest single severance payment was $4.5 million.

Deferred compensation (1)

($ millions)	2016 (2), (4)		2015 (3), (4)
	Senior Officers	Other MRTS	Senior Officers	Other MRTS
Outstanding
Vested	$37	$253	$38	$236
Unvested	$84	$393	$67	$363
Fiscal year payouts	$39	$225	$26	$284
(1)	Excludes short-term incentives deferred, at the discretion of the employee, in the form of share units under the terms of the DSU Program.
(2)	For 2016, vesting status of awards is as at October 31, 2016. Values for deferred compensation in Canadian dollars are based on $83.80, the closing price of RBC common shares on the TSX on October 31, 2016, the last trading day of the fiscal year. U.S. deferred compensation is based on US$62.48, the closing share price of shares on the NYSE on October 31, 2016.
(3)	For 2015, vesting status of awards is as at October 31, 2015. Values for deferred compensation in Canadian dollars are based on $74.77, the closing price of RBC common shares on the TSX on October 30, 2015, the last trading day of the fiscal year. U.S. deferred compensation is based on US$56.83, the closing share price of shares on the NYSE on October 30, 2015.
(4)	Outstanding values for 2016 and 2015 include cash-based deferred compensation in the amounts of $19 million and $27 million, respectively; amounts otherwise reflect deferred compensation granted in shares and share-linked instruments. There was no cash-based deferred compensation outstanding for Senior Officers in 2016 or 2015.

Since December 2011, variable compensation and outstanding deferred compensation have been subject to ex-post explicit and implicit adjustments, as noted under ‘Alignment of compensation with risk and performance outcomes’ on page 49. RBC did not make any ex-post explicit or implicit adjustments to reduce previously granted deferred compensation awards that vested and were paid to plan participants during fiscal 2016.

Indebtedness of directors and executive officers

In the course of our business, loans are granted to directors, executive officers and other employees on terms normally accorded to other clients of comparable creditworthiness. Except for routine indebtedness, as defined below, there is no outstanding indebtedness to RBC or its subsidiaries of current and former executive officers, directors or employees, or associates of current and former executive officers and directors.

Routine indebtedness includes: (i) loans made on terms no more favourable than loans to employees generally, for which the amount remaining unpaid does not exceed $50,000 at any time during the last completed financial year to any director, executive officer or proposed nominee together with his or her associates; (ii) loans to full-time employees, fully secured against their residence and not exceeding their annual salary; (iii) loans, other than to full-time employees, on substantially the same terms (including those as to interest and security rate) available to other customers with comparable credit and involving no more than the usual risk of collectability; and (iv) loans for purchases on usual trade terms, or for ordinary travel or expense advances, or similar reasons, with repayment arrangements in accordance with usual commercial practice.

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Additional items

Directors’ and officers’ liability insurance

The Bank has purchased, at its expense, directors’ and officers’ liability insurance which provides protection for directors and officers against liability incurred by them in their capacities as directors and officers of RBC and its subsidiaries. For the 12 months ending May 31, 2017, this insurance has a dedicated policy limit of $500 million for each claim and as an aggregate, together with an additional $50 million for directors of RBC only. There is no deductible for this coverage. The insurance applies in circumstances where the Bank may not indemnify its directors and officers for their acts or omissions. Premiums paid by RBC relating to directors’ and officers’ liability insurance are approximately $1.4 million per annum.

Directors’ approval

The Board of Directors of the Bank has approved the content and sending of this Management Proxy Circular.

February 8, 2017

Karen McCarthy

Vice-President, Associate General Counsel and Secretary

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Schedule ‘A’: Shareholder proposals

The following seven shareholder proposals have been submitted for consideration at the Annual Meeting of Common Shareholders. These proposals and their supporting statements represent the views of the shareholders submitting them. They are set out in this Circular as required by the Bank Act.

The Mouvement d’éducation et de défense des actionnaires (MÉDAC) of 82 Sherbrooke Street West, Montreal, QC H2X 1X3 has submitted the following proposal. The proposal and MÉDAC’s supporting comments (translated from French to English) are set out below.

PROPOSAL NO. 1:   Withdrawal from tax havens

It is proposed that the board of directors adopt a policy of withdrawal from tax havens1 or “low-tax-rate jurisdictions.”

In the wake of the Panama Papers leak, the president and chief executive officer, David McKay, informed us, at the last annual meeting in 2016, that an internal investigation had been launched into RBC’s relationship with Mossack Fonseca.

We are seeking further clarification in light of the doubts that a Bank representative raised before the Quebec Committee on Public Finance when commenting on the intentions of investors in tax havens. To quote Le Devoir: [translation] “The representative sent that day by Royal Bank of Canada didn’t hide anything. He agreed that the billions that end up each year through his or other banks in a country such as Barbados are not destined for the local economy. They are often almost immediately rerouted to another country where the person the money belongs to has investment projects. If it takes a detour through the Caribbean nation, it’s mainly because the tax rate is lower there than in other places, particularly Canada. But such a practice is not illegal.”2

Although tax avoidance is not illegal, it is immoral.

Here are some figures3 to clearly illustrate the extent of tax avoidance in Canada:

•	An estimated $300 billion in offshore wealth accumulated by Canadian individuals in tax havens, according to a study published in 2014 by the economist Gabriel Zucman;
•	An estimated $6 billion in tax revenue losses for Canada each year;
•	An estimated $800 million in tax revenue losses for Quebec each year.

We are aware that the Bank’s presence in tax havens profits the Bank, but also its shareholders: by reducing income taxes payable, the Bank generates more profits, thereby enabling it to provide good dividends to its shareholders. Can a number be put on the additional amount paid as dividends as a result of the presence in tax havens and to tax avoidance? Surely many shareholders would be prepared to sacrifice that additional income in order to live according their values and to invest in a financial institution that makes a duty of paying its fair share of taxes. All of these questions, including the question of the risk incurred, should be formally addressed by the bank in its documents, including its CSR report.

It is therefore proposed that the board of directors adopt a policy of withdrawal from such tax havens and “low-tax-rate jurisdictions.”

[1]	Tax havens or secrecy jurisdictions as defined, inter alia, in the Tax Justice Network’s Financial Secrecy Index: http://www.financialsecrecyindex.com/
[2]	http://www.ledevoir.com/economie/actualites-economiques/467306/la-banque-royale-s-en-tient-a-lalettre-de-la-loi
[3]	http://www.lapresse.ca/le-soleil/affaires/actualite-economique/201605/06/01-4978965-panama-papers-lefisc-quebecois-sort-les-crocs-contre-la-banque-royale.php

Also, the Canadian banking world was rocked, more recently, by the Bahama Leaks: http://ici.radiocanada.ca/nouvelles/International/2016/09/21/012-banques-canadiennes-bahamas-leaks-rbc-cibcscotia.shtml

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BOARD RESPONSE TO PROPOSAL NO. 1:

RBC is a global business providing valued financial services in many jurisdictions around the world. Some jurisdictions in which we have a business presence impose higher tax rates than in Canada and others a lower rate. Limiting the Bank’s business to jurisdictions where rates of tax are equal to or higher than in Canada would not provide

The board recommends you vote AGAINST this proposal
sufficient strategic flexibility to our company. Limiting our operations to select global jurisdictions based solely on tax rates would compromise our longer-term business interests. We are mindful that in so-called low tax and limited reporting jurisdictions, many of which are developing economies, the legitimate banking services we provide to their residents and our customers facilitate beneficial local economic development.

Throughout our global platform we are committed to maintaining the highest standards of business conduct. The Board of Directors is satisfied that RBC acts in an ethically responsible manner, both in fulfilling its own corporate responsibilities regarding taxation and providing expertise and assistance to clients internationally in all of the countries in which we do business. We are a values-based organization and all of us at RBC share a duty to uphold RBC’s policies, which are designed to achieve compliance with all legal and regulatory obligations, including the intent and spirit of applicable laws.

The board and management are resolved that RBC should not facilitate tax evaders or others who are involved in illegal activities in any jurisdiction. We provide international wealth planning expertise and personal and commercial banking to meet the financial needs of international clients. This activity is carried out respectful of the rules in place concerning the fight against fraud and tax evasion. We will not do business with a client if we believe that the client intends to commit tax evasion. We support bona fide client transactions with a proper business purpose and economic substance.

For several years we have been in the process of implementing a global strategy to realign our cross-border businesses to better serve clients in priority markets where we have scale and competitive strength. While undertaken for strategic business reasons, this realignment has concentrated our cross-border businesses in countries where we have sufficient business presence and scale to deliver service in line with our high standards and to ensure risk and compliance oversight in a manner consistent with our values. One result of this strategic realignment is that we have exited many geographies, including those that might be perceived to have posed a higher risk of tax evasion. We are focusing on providing our services to clients domiciled in a more limited number of countries where we have strength and depth of expertise, which has resulted in concentration in regions with established political stability, strength of regulation, tax reporting transparency and jurisdictional reputation. In some jurisdictions we have discontinued offering services.

We strongly support laws enacted by Canada and other jurisdictions where we carry on business that are designed to counter tax evasion and tax avoidance that is deemed abusive by governments and regulatory authorities, tax fraud, money laundering and other criminal activities. We contribute to the effort to eliminate abuses to the global financial system by:

•

Monitoring tax-related developments domestically and internationally and implementing throughout our global operations a robust compliance regime, together with systems for client and transaction monitoring and reporting, designed to detect, prevent and deter illicit activities;

•

Practising “Know Your Client” (including rules governing client identification, verification and record keeping) to verify, to the best of our ability, that our clients are reputable and their business purposes are legitimate;

•	Following the guidance of tax authorities in all jurisdictions in which we operate and supporting the efforts of all jurisdictions to impede and prevent illegal activity; and

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•

Supporting the work of international organizations such as the Organization for Economic Co-operation and Development (OECD) to enhance policies and rules governing the global financial system, including commitments to implement transparency. RBC welcomes the progress made by the OECD in promoting internationally agreed standards on tax co-operation and transparency, which provide for the full exchange of information on request in tax matters to facilitate administration and enforcement of tax laws.

We have extensive policies to identify tax practices that are deemed abusive and tax evasion as risks to be considered and minimized. One key factor among others in these policies is the jurisdictions in which the business is based and is conducted. For example, our Global Control Standards for Client Risk Management and Enhanced Due Diligence provide guidance on potentially abusive tax arrangements (including connections to so-called “tax havens”) as a key risk factor in assigning an elevated risk rating.

As international consensus evolves regarding taxpayer responsibility, transparency and compliance, we are committed to be at the forefront of those developments.

RBC does not and will not use unlawful tax strategies, and is a significant tax payer in Canada. In the 2016 financial year, overall taxes paid by RBC amounted to approximately $3.8 billion. Included in this figure is approximately $2.8 billion paid to all levels of government in Canada, comprising $1.9 billion in income tax, $106 million in capital taxes and $871 million in other taxes. RBC also paid approximately $978 million additionally in taxes in other jurisdictions, including the United States. RBC provides information on its international operations annually to Canadian and other tax authorities.

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SumOfUs, #805 207 West Hastings St., Vancouver, BC V6B 1H7 has submitted one proposal. The proposal and supporting comments are unedited and set out in italics below.

PROPOSAL NO. 2:   Lobbying

RESOLVED, the shareholders of Royal Bank of Canada (“RBC”) request the preparation of a report, updated annually, disclosing:

1.	RBC policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.
2.	Payments by RBC used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.
3.	Description of management’s and the board of directors’ decision making process and oversight for making payments described in sections 2 and 3 above.

For the purposes of this shareholder proposal, a “grassroots lobbying communication” is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation.

“Indirect lobbying” is lobbying engaged in by a trade association or other organization of which RBC is a member. Both “direct lobbying” and indirect lobbying” and “grassroots lobbying communications” include efforts to influence public policy at the local, provincial and national levels.

The report shall be presented to the Audit Committee or other relevant RBC oversight committees and posted on RBC’s website.

Supporting Statement

As shareholders, we encourage transparency and accountability in RBC’s use of corporate funds to influence legislation and regulation. In the twelve months ending October 28, 2016 RBC lobbied the Canadian federal government forty seven times. According to OpenSecrets.org, RBC spent US$860,000 lobbying the US Congress in the first ten months of 2016. These figures do not include lobbying to influence policy in state, provincial and local jurisdictions.

RBC is a member of the Business Council of Canada, the Canadian Bankers Association, the Securities Industry and Financial Markets Association. RBC does not disclose its memberships in, or payments to, trade associations, or the portions of such amounts used for lobbying. However, a September 2016 report by SHARE (see http://share.ca/documents/investorbriefs/Social/2016/CorporateDonationstoCanadianThink-Tanks.pdf) identifies RBC as a sponsor of the Fraser Institute. The Fraser Institute has been linked to the Koch Brothers and more recently has been exposed as part of the network of climate change denial funded by Exxon (see http://www.nationalobserver.com/2015/11/06/ news/exxon-under-investigation-ny-historic-climate-denial).

Payments to organizations that pursue agendas contrary to RBC’s stated vision “To be among the world’s most trusted financial institutions” may pose additional risks to shareholder value. Transparent reporting would reveal whether company assets are being used for objectives contrary to RBC’s long-term interests.

Lobbying expenditures can potentially involve RBC in controversies posing reputational risks. Grassroots lobbying is another type of lobbying expenditure that RBC does not disclose.

We encourage our Board to require comprehensive disclosure related to direct, indirect and grassroots lobbying.

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BOARD RESPONSE TO PROPOSAL NO. 2:

Active and constructive engagement in consultations on public policy is an important part of responsible corporate citizenship. The Board of Directors believes that open dialogue between government, the public and the business community leads to greater understanding and contributes to informed government decision-making, benefitting our	The board recommends you vote AGAINST this proposal
shareholders, customers and the communities we serve.

We are committed to the highest ethical standards in all of our relationships with governments. RBC participates in public policy advocacy by communicating in a legal and appropriate manner with policymakers and regulators on issues that impact our businesses. At all times we act in a manner that demonstrates respect for democratic institutions, including the duty of public office holders to serve the public interest.

To promote public policy objectives important to RBC, our customers and the broader community, RBC is a member of a variety of associations representing the interests of the financial services industry, such as the Canadian Bankers’ Association and the Canadian Chamber of Commerce. As part of our broader corporate citizenship efforts we encourage public discourse on issues of public importance by supporting a variety of research and related organizations. Membership in or financial support of these various groups does not mean that RBC supports every position taken by these organizations or their other members.

Our public advocacy activities are subject to board oversight. The independent Governance Committee of the Board of Directors is responsible for corporate citizenship, government relations, and the status and adequacy of efforts to develop and maintain effective relationships with regulators and governments. The Committee receives regular reports on advocacy initiatives in Canada and the United States, including information on the focus of our advocacy efforts, engagement with key officials on regulatory reform and involvement with trade associations and other industry participants. In the United States our lobbying activities are also overseen by the Board of Directors of RBC USA Holdco Corporation, which regularly reviews reports on lobbying activities.

The CEO of RBC is responsible to ensure that employees who lobby federally are informed of their obligations under the Lobbying Act and their duty to abide by the principles of the Lobbyists’ Code of Conduct. On a monthly basis, RBC files reports certified by the CEO on its federal lobbying activities with the Office of the Commissioner of Lobbying of Canada. A full list of our reportable communications with public office holders in Canada is available at the website of the Office of the Commissioner of Lobbying of Canada (OCL) at http://www.ocl-cal.gc.ca/eic/site/012.nsf/eng/home.

Similarly, the U.S. House of Representatives provides public access to our lobbying reports in the United States at http://lobbyingdisclosure.house.gov/. To promote transparency for shareholders and the public, these links are documented in our Statement on Lobbying and Political Contributions in our publication About Governance and Integrity, which is available on our Community & Sustainability website at: http://www.rbc.com/community-sustainability/reporting-performance. Also available at that site are our Corporate Responsibility Report and our Public Accountability Statement, which provide information on our support for community causes around the world and donations to a broad range of charitable causes.

Transparency and accountability are fundamental to maintaining integrity in our lobbying efforts. Together with the RBC Code of Conduct, our Enterprise Lobbying Policy, our Canadian and United States Lobbying Procedures and other controls seek to ensure compliance with laws respecting communication with government officials in every jurisdiction in which we operate.

The financial services industry is highly regulated and competitive. The Board of Directors believes that RBC’s transparent and constructive processes of public policy advocacy are in alignment with the interests of shareholders, and that our consultations and engagement with government lead to better policy decisions that benefit the broader public. We will continue to review our approach against best practices and to enhance our approach, but in light of our governance practices and public disclosures already available, the Board of Directors does not believe the additional disclosure called for by the proposal is necessary.

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Lowell Weir of 4 Armoyan Court, Bedford, NS B4A 3L5 has submitted five proposals. The proposals and supporting comments are unedited and set out in italics below.

PROPOSAL NO. 3:   Binding shareholder vote on executive compensation

WHEREAS the Board of Directors (the “Board”) of the Royal Bank of Canada (the ‘‘Bank”) believe that shareholders of the Bank should have the opportunity to fully understand the philosophy, objectives and principles that the board has used to make executive compensation decisions, and

WHEREAS in 2009 the Board adopted a policy to hold at each annual meeting an advisory vote on the approach to executive compensation as disclosed in the management proxy circular, and

AND WHEREAS shareholders of the Bank continue to express major concerns over the advisory vote as well as the approach to and the level of executive compensation at the Bank.

THEREFORE BE IT RESOLVED, that the management disclosure on executive compensation in the management proxy circular to shareholders be simplified and improved through the following amendments as well as the advisory vote be amended as follows:

(a)	The inclusion of the board’s objectives and targets on executive compensation for the upcoming fiscal year. These objectives would be compared to actual performance and achievements in the subsequent year’s circular and form the basis for shareholder evaluation of management performance and the appropriateness of board compensation.
(b)	The “so called” Advisory Vote would be based on the appropriateness of the compensation as viewed by the shareholder rather than on the approach to compensation taken by the Board.
(c)	The results of the “so called” Advisory Vote to be binding on the Board.

Supporting Statement:

Determining senior management compensation is a duty of the Board of Directors. It is a duty that a large number of shareholders feel has not been properly handled over the last number of years. A number of shareholder and shareholder organizations have expressed multiple concerns which in my opinion have not been addressed and further when shareholders have spoken directly on the subject at annual general meetings, management have constantly ignored shareholder feedback. Finally in April 2015 management’s approach to Executive Compensation was clearly rejected by shareholders.

I have concerns that the practice of management selecting and appointing board members outside of the Annual General Meeting has lead to a director’s reluctance to properly deal with executive compensation. Further I believe that shareholders are not receiving proper representation from directors on the issue of executive compensation. To remedy this dilemma, I am proposing the following (a) a revised and more effective “Vote on Executive Compensation” (b) changes in the appointment procedure for directors as detailed in a subsequent shareholder proposal and (c) “Proxy Access” for shareholders in the election of directors.

I ask all shareholders to join with me in supporting this proposal so that the Bank’s “Vote on Executive Compensation” provides shareholders with the opportunity to participate in the determination of appropriate levels of executive compensation.

I strongly urge shareholders to vote for this proposal.

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BOARD RESPONSE TO PROPOSAL NO. 3:

Since RBC adopted the practice of holding an annual advisory vote in 2009, shareholder support has been high. In April 2015, 95.3%, of shareholder votes were in favour. In 2016, 95.7%, of shareholder votes were in favour. A premise of this proposal is that “in April 2015 management’s approach to Executive Compensation was	The board recommends you vote AGAINST this proposal

clearly rejected by shareholders.” This is factually incorrect.

We are committed to providing shareholders with clear, comprehensive and transparent disclosure relating to executive compensation. Targets set for the CEO and members of our Group Executive are described starting on page 62 of this Circular. Following the fiscal year, individual performance is evaluated relative to financial, client, risk and strategic objectives. Descriptions of the evaluations for the CEO and other Named Executive Officers can be found on pages 66 through 72, allowing shareholders to carefully assess how our pay-for-performance approach closely links individual incentive compensation to financial and non-financial performance. Our specific financial, client, risk and strategic objectives for upcoming financial years are proprietary. Advance disclosure of these could place RBC at a competitive disadvantage while not providing a better basis for shareholder evaluation of our compensation programs, as these objectives are disclosed at year end to allow for comparison of performance relative to objectives.

The Board of Directors is committed to open and responsive communications with shareholders and welcomes their views on executive compensation. We regard the annual shareholder advisory vote on our approach to compensation as an important part of the ongoing process of engagement between RBC shareholders and the Board of Directors.

Following the board’s decision in 2009 to hold at each annual meeting a shareholder vote on the approach to executive compensation, RBC engaged with other issuers, shareholders and the Canadian Coalition of Good Governance (CCGG) to implement this vote in a way that would be meaningful to our shareholders.

Our resolution, as set out on page 3 of this Circular, is in the form recommended by CCGG. CCGG has urged companies to use this recommended form of resolution as closely as possible so that there is consistency among issuers on the question put to shareholders. This resolution is advisory and non-binding, but the board will consider the result in future compensation planning.

Determination of compensation policies is a key responsibility of the board. The Human Resources Committee exercises its stewardship with particular attention paid to governance and controls in place for executive compensation. We meet with investors and make every effort to adopt policies responsive to their concerns when it is in the interest of all shareholders. The board believes there is an appropriate balance between open communication with shareholders, which takes into account their views, and the accountability of the board.

The Board of Directors believes that the shareholder advisory vote in the form recommended by the CCGG provides meaningful opportunities for shareholders to effectively express their views on executive compensation.

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PROPOSAL NO. 4:   Board size by-law

RESOLVED: Article 1.0 of Bylaw One of the Bank be amended to read as follows: “The Board of Directors of the Bank shall consist of not less than 12 directors and a maximum of 15 directors. The number of directors to be elected at any annual meeting of the shareholders shall be 15 directors. When a vacancy occurs in the Board which reduces the number of directors below 12, the Board may appoint a person qualified under the Act to fill one vacancy. All other vacancies shall be filled by a vote of shareholders at a Meeting of Shareholders.”

Supporting Statement:

To ensure that corporations are truly managed for the long-term, boards must be composed of diverse, independent and accountable directors.

At most corporations, CEOs and/or directors handpick nominees for election to the board. Usually, they pick themselves and their allies, and the shareowners’ right to nominate directors to run against these individuals is largely illusory. Because corporate directors typically are elected by a plurality of votes in uncontested elections, a director can be elected with little support.

The ability to nominate and elect directors is a fundamental shareowner right and the starting point for this transformation. The practice of appointing new directors by existing of directors needs to be maintained at a minimum as well as “Proxy Access” provided to shareholders.

I strongly urge shareholders to vote for this proposal.

BOARD RESPONSE TO PROPOSAL NO. 4:

This year the Board of Directors has determined that 13 nominees will stand for election as directors at the Annual Meeting on April 6, 2017. The board believes that fettering its discretion by limiting the number of directors to the range of 12 to 15 is not in the interest of shareholders.	The board recommends you vote AGAINST this proposal

Your board has carefully considered issues relating to its size. The Bank Act and the Bank’s by-laws provide that prior to the annual meeting the directors may fix the number of directors to be elected between a minimum of 7 and a maximum of 26. The optimal size for the board represents a balance between two competing priorities:

(i)   a business need for strong geographical, professional and industry sector representation that is also reflective of the Bank’s diverse client and stakeholder base; and

(ii)  the need to be small enough to ensure a high level of engagement among board members and to facilitate open and effective dialogue and thorough and responsive decision-making.

Other factors influencing board size include regulatory requirements, succession planning and scheduled director retirements.

RBC has an on-going need for specific skills and qualifications to be represented on the board. We compete in the marketplace to attract experienced and talented directors. Both the Bank Act and the Bank’s by-laws recognize that the need to fill vacancies on the board and the opportunity to add directors of exceptional talent may arise at any time, and provide that the Board of Directors can appoint additional directors between annual meetings. However, unless elected by shareholders, the term of any such appointees would end at the close of the next annual meeting. At our annual meeting every board member stands for election by shareholders.

In 2013, this proponent submitted a proposal similarly calling for the maximum number of directors to be set at 15. In 2013, only 2.7% of shares were voted in favour of his proposal.

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PROPOSAL NO. 5:   Proxy access by-law

RESOLVED: Shareholders of the Royal Bank of Canada (the ‘Bank’) ask the board of directors (the ‘Board’) to take the steps necessary to adopt a ‘proxy access’ bylaw. Such a bylaw shall require the Bank to include in proxy materials prepared for a shareholder meeting at which directors are to be elected the name, Disclosure and Statement (as defined herein) of any person nominated for election to the board by a shareholder or group (the ‘Nominator’) that meets the criteria established below. The Bank shall allow shareholders to vote on such nominee on the Bank’s proxy voting card.

The number of shareholder-nominated candidates appearing in proxy materials shall not exceed one quarter of the directors then serving. This bylaw, which shall supplement existing rights under the Bank’s bylaws, should provide that a Nominator must:

a)	have beneficially owned 3% or more of the Bank’s outstanding common stock continuously for at least three years before submitting the nomination;
b)	give the Bank, within the time period identified in its bylaws, written notice of the information required by the bylaws, any regulator rules concerning (i) the nominee, including consent to being named in the proxy materials and to serving as director if elected; and (ii) the Nominator, Including proof it owns the required shares (the ‘Disclosure’); and
c)	certify that (i) it will assume liability stemming from any legal or regulatory violation arising out of the Nominator’s communications with Bank shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws and regulations if it uses soliciting material other than the Bank’s proxy materials; and (iii) to the best of its knowledge, the required shares were acquired in the ordinary course of business and not to change or influence control at the Bank.

The Nominator may submit with the Disclosure a statement not exceeding 500 words in support of each nominee (the ‘Statement’). The Board shall adopt procedures for promptly resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaw and applicable federal regulations, and the priority to be given to multiple nominations exceeding the one-quarter limit.

Supporting Statement:

I believe proxy access is a fundamental shareholder right that will make directors more accountable and enhance shareholder value.

I strongly urge shareholders to vote for this proposal.

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BOARD RESPONSE TO PROPOSAL NO. 5:

RBC is committed to strong governance practices, including those that foster board accountability and stakeholder engagement. In the United States there is a trend among public companies to adopt by-laws allowing significant shareholders proxy access to nominate directors.	The board recommends you vote AGAINST this proposal

In Canada, however, this right already exists. Current Canadian corporate law provides shareholders with proxy access by virtue of a statutory right to nominate directors in our proxy circular. The Bank Act (Canada) allows a shareholder or group of shareholders holding five percent of a bank’s outstanding shares to (i) requisition a meeting to elect directors or (ii) nominate directors by submitting a shareholder proposal to be included in our annual proxy circular. Any shareholder who makes such a proposal is permitted to include 500-word supporting statement in our proxy circular. Supplementing these existing statutory rights, RBC has implemented additional mechanisms to enhance board accountability and provide shareholders with effective access to the board:

•	All directors are elected annually.
•	Any director failing to receive a majority vote in an uncontested election must tender his or her resignation.
•	Shareholders can communicate in writing directly with the independent Board Chair.
•	Shareholders are invited to recommend prospective director candidates for the consideration of our independent Governance Committee.
•

The Governance Committee evaluates and considers a director nominee proposed by a shareholder on the same basis as a nominee recommended by our independent search firm, the board, management, or any other source.

The RBC board is carefully considering whether to further extend proxy access and, in doing so, has identified several possible concerns:

•	This proposal calls for a proxy access by-law that is not aligned with the rules of proxy access set out in the Bank Act.
•

An effective board is composed of individuals with a diverse and complementary blend of experiences, skills and perspectives. Proxy access would bypass our processes for identifying and recommending the board nominees who we believe would best serve the long-term interests of RBC and its shareholders.

•	Board elections could be contested more frequently, and divisive proxy contests could disrupt effective functioning of the board.
•	The prospect of standing for election in contested situations could deter highly qualified individuals from board service.
•	The nomination and election of directors representing shareholders holding 3% of shares could create factions on the board, impeding its effectiveness.
•

Lower thresholds for proxy access could promote the influence of special interest groups, by facilitating the nomination and election of directors who seek to further the particular agendas of the shareholders who nominated them, rather than the interests of all shareholders.

Your board will continue to monitor closely developments in this area, viewed in the context of the existing Bank Act provisions and the specialized regulatory regime that applies to RBC. However, we believe that implementation of this proposal at this time, even if legally possible under the Bank Act, would not be in the best interest of RBC and its shareholders.

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Proposal No. 6:   Shareholder approval of retirement and severance agreements

BE IT RESOLVED, that shareholders of Bank urge the Human Resources Committee of the Board of Directors (the “Board”) to establish a policy to seek stockholder approval for future retirement or severance agreements with senior executives that provide total benefits in an amount exceeding the sum of the executive’s annual base salary. “Future retirement or severance agreements” mean employment agreements containing severance provisions; change of control agreements; retirement agreements; and agreements renewing, modifying or extending existing such agreements. “Benefits” include lump-sum cash payments; and the estimated present value of periodic retirement payments or arrangements, fringe benefits, perquisites, consulting fees and other amounts to be paid to the executive after or in connection with termination of employment.

Supporting Statement:

Recent severance or retirement arrangements have provided senior industry executives with post-employment compensation that in my view was excessive and not in the interest of shareholders.

The retirement or severance agreements of senior industry executives also often provide that the executive would continue to have access to Bank facilities and services on the same basis as during their employment, including an office, secretary, car, chauffer, and club memberships. Corporate governance experts and leading institutional investors favor severance approval policies like the one advocated in this proposal.

I strongly urge shareholders to vote FOR this proposal.

BOARD RESPONSE TO PROPOSAL NO. 6:

Talented and motivated employees are essential to building a sustainable future for RBC. We offer compensation and benefits that are competitive within the markets where we operate and compete for talent. Consistent with RBC’s pay-for-performance approach, the board’s Human Resources Committee, composed completely of

The board recommends you vote AGAINST this proposal
independent directors, oversees all aspects of our executive compensation program, including severance and retirement benefits. The Committee believes that flexibility to offer such arrangements is in the best interest of all shareholders.

The Board of Directors believes that the ability to provide severance or retirement benefits to a limited number of senior executives in certain circumstances, including a change in control or corporate reorganization, is an appropriate element of an executive compensation program. Such provisions can increase the retention stability of a management team during transitions such as restructuring, mergers, and other critical times. The board believes that the proposed policy would increase risk for shareholders by reducing the flexibility to put programs in place to promote stability and focus if a company undergoes a significant transition.

Implementation of this proposal would mean that RBC could not enter into severance agreements to provide the minimum payments required by law without first seeking shareholder approval.

Calling a special meeting of RBC shareholders to approve employment terms and conditions with an individual executive would be expensive and impractical. Unless RBC called a special meeting of shareholders, such agreements could only be entered into once a year following the annual meeting of shareholders, severely limiting the ability to compete for top management talent.

This Management Proxy Circular contains extensive disclosure of severance and retirement arrangements in place for top management. As described on page 83, benefits associated with equity incentives in our change of control policy are subject to a “double trigger”, which means the vesting of outstanding equity awards can occur only if an executive is terminated without cause and within 24 months of a change of control.

Shareholders already have the opportunity to express their views on our broader executive compensation program through the annual advisory vote on our approach to

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executive compensation and through direct engagement with management and directors. The board believes that executive compensation programs at RBC align with shareholder interests, sound risk management principles, and talent retention, while appropriately rewarding behaviours that are consistent with our values. The additional approvals suggested by the proposal would not be in the interest of RBC or its shareholders.

PROPOSAL NO. 7:   Placement of shareholder proposals in circular

RESOLVED: The Bank shall Include in the “Business of the Meeting” section of the annual Management Proxy Circular all proposals from shareholders rather than the current practice of including the proposals on a separate schedule and burying them deep in the body of the Proxy Circular.

Supporting Statement:

The above policy has been adopted at other Canadian Banks and is a welcome change from the historic practice of burying “Shareholder Proposals” deep in the Proxy Circular where they may or may not be found by the shareholder.

I strongly urge shareholders to vote FOR this proposal.

BOARD RESPONSE TO PROPOSAL NO. 7:

In our proxy circular the Business of the Meeting section, found on page 3, references the shareholder proposals and directs readers to the location in the circular where these proposals are reproduced, together with the responses of the Board of Directors. Our approach in the Business of the Meeting section is to set out concisely the

The board recommends you vote AGAINST this proposal

various matters to be decided by shareholders and to inform our shareholders of more fulsome disclosure elsewhere in the proxy circular. As with the shareholder proposals, readers are directed to disclosure elsewhere in the circular that relates to management proposals, such as the election of directors, the appointment of the auditor and the shareholder advisory vote on our approach to executive compensation.

Our disclosure documents are organized to promote clarity and transparency in accordance with best practices and extensive regulation. The Bank Act provides that shareholder proposals may either be set out within a proxy circular or attached to a proxy circular. In our practice, shareholder proposals are given high visibility by appearing in a schedule to the circular. The Board of Directors welcomes and gives due consideration to suggestions by shareholders, but does not believe that the statutory shareholder proposal mechanism should be used to micromanage formatting of the Bank’s disclosure documents.

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WITHDRAWN PROPOSAL

Following discussions with RBC, MÉDAC agreed that the following proposal would not be submitted for a shareholder vote. As requested by MÉDAC, this proposal and MÉDAC’s supporting comments (translated from French to English) and the board’s response are set out below.

Panama Papers: Exemplary tax citizenship

It is proposed that the board of directors reveal, at the 2017 annual meeting, the measures that the Bank has implemented in order to be an exemplary tax citizen.

In April 2016, a matter came to the attention of the media: the Panama Papers. The Panama papers were internal documents from Mossack Fonseca, a Panama-based law firm with offices virtually everywhere on the planet and one of the leading creators of shell corporations in the world. According to those papers, Royal Bank of Canada had created more than 370 shell corporations, especially in Panama and the British Virgin Islands.

In an application filed with the Federal Court in April by a Department of Justice lawyer, the Canadian tax authorities demanded that the Bank disclose the identities of all clients who used the services of Mossack Fonseca so that they could verify whether they had reported all of their income. The application stated that “it is the experience of the CRA that Canadian taxpayers who hold, directly or indirectly or beneficially, property through an offshore entity […] may not comply with their duties and obligations under the (Income Tax Act)...”

In addition, according to revelations on the television program Enquête and by Radio-Canada and the Toronto Star, more than 429 corporations linked to Royal Bank of Canada and its subsidiaries were registered by Mossack Fonseca between 1979 and 2014, most of them in the British Virgin Islands. Forty-five of those corporations were still active in December 2015.

Although the Bank decided to turn over the files of clients who used the services of the law firm Mossack Fonseca to the Canada Revenue Agency and agreed to conduct an investigation to determine what relationship it had had with Mossack Fonseca, we cannot, as a shareholder, accept the Bank’s reputation being tainted in this way. We can no longer support the risk of the Bank becoming once again the subject of such investigations.

It is therefore important that the Bank inform the shareholders of the results of its investigation while reassuring them that it complies at all times with both the spirit and the letter of the law with respect to tax legislation.

RESPONSE OF THE BOARD OF DIRECTORS:

The proposal requests that RBC report “the measures that the Bank has implemented in order to be an exemplary tax citizen”, including the Bank’s review of connections to the Mossack Fonseca law firm. The Bank has taken the following measures, among others:

•

Our Code of Conduct calls for us to comply with both the letter of our legal and regulatory obligations, and also to uphold our values and comply with the intent and spirit of applicable laws. We are committed to transparency and providing timely, accurate and balanced disclosure in all our reporting obligations, including those to shareholders and tax authorities.

•

In Canada and every jurisdiction where we carry on business we strongly support laws designed to ensure that fair and appropriate levels of taxes are paid by all parties, and to deter what may be considered as tax evasion and tax avoidance that is deemed abusive by governments and regulatory authorities, tax fraud, money laundering and other criminal activities.

•

We conduct extensive due diligence to understand who our clients are, the nature of their business activities, and to verify, to the best of our ability, that our clients are reputable and their business purposes are legitimate.

•	We have policies, controls and teams in place to ensure we meet legal requirements to prevent and report suspicious transactions.

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•	We provide our clients with the information they need to file their taxes properly.
•

We manage tax risk in a coordinated manner with money laundering and terrorist financing risks. Our businesses globally must follow RBC’s Global AML policies, the U.S. Foreign Account Tax Compliance Act and the forthcoming OECD’s Common Reporting Standards for automatic exchange of tax information. We have been working hard at evaluating and further enhancing policies, procedures and controls to unify efforts across RBC to further minimize tax risk.

•	We assess tax risk when we on-board new clients and in our regular client reviews.
•	We require RBC customers to certify their tax residency when an account is opened.
•

We support bona fide client transactions with a proper business purpose and economic substance. We will not do business with a client if we suspect that the client intends to commit tax evasion. This is not negotiable and we will terminate a client relationship when such concerns cannot be alleviated.

As a values-based organization, RBC recognizes that fair taxation is an essential pillar of a democratic society. Our controls are designed to further the objective of helping prevent both tax evasion and tax avoidance that is deemed abusive by governments and regulatory authorities. We have discussed with MÉDAC our continuing commitment to work with government authorities to promote laws supporting fair-dealing, equity and transparency in tax matters.

With respect to the so-called Panama Papers, immediately after publication of the records of the Mossack Fonseca law firm, we launched an internal review. We engaged external experts independent of RBC and devoted considerable internal resources to assessing links to Mossack Fonseca.

•	We have determined Mossack Fonseca played a de minimus role in a very small fraction of our client relationships in our wealth management and personal and commercial banking businesses.
•	We have provided extensive information regarding accounts connected to this law firm to the Canadian Revenue Agency and other tax authorities.
•

We will not engage or recommend the Mossack Fonseca law firm and will refrain from doing business with or recommending doing business with other advisors that we determine to be facilitators of tax evasion or tax avoidance that is deemed abusive by governments and regulatory authorities.

As international consensus evolves regarding taxpayer responsibility, transparency and compliance, we are committed to be at the forefront of those developments.

Several years before publication of the so-called Panama Papers, RBC began implementing a global strategy to realign our cross-border businesses to better serve clients in priority markets where we have scale and competitive strength. While undertaken for strategic business reasons, this realignment has concentrated our cross-border businesses in countries where we have sufficient business presence and scale to deliver service in line with our high standards and to ensure risk and compliance oversight in a manner consistent with our values. One result of this strategic realignment is that we have exited many geographies, including those that might be perceived to have posed a higher risk of tax evasion. We are focusing on providing our services to clients domiciled in a more limited number of countries where we have strength and depth of expertise, which has resulted in concentration in regions with political stability, strength of regulation, tax reporting transparency and jurisdictional reputation. In some jurisdictions we have discontinued offering services.

We are similarly committed as an “exemplary tax citizen” in our own affairs. We do not and will not use unlawful tax strategies. We are a significant tax payer in Canada. In the 2016 financial year, overall taxes paid by RBC amounted to approximately $3.8 billion. Included in this figure is approximately $2.8 billion paid to all levels of government in Canada, comprising $1.9 billion in income tax, $106 million in capital taxes and $871 million in other taxes. RBC also paid approximately $978 million additionally in taxes in other jurisdictions, including the United States. RBC provides information on its international operations annually to Canadian and other tax authorities.

Shareholder information

Mailing address:	Secretary Royal Bank of Canada 200 Bay Street, South Tower Toronto, Ontario M5J 2J5 Canada corporate.secretary@rbc.com		Chair of the Board Royal Bank of Canada 200 Bay Street, South Tower Toronto, Ontario M5J 2J5 Canada or visit our website at rbc.com/governance
Shareholder contacts:

For dividend information, change in share registration or address, lost stock certificates, tax forms, estate transfers or dividend reinvestment, please contact:

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario M5J 2Y1

Canada

	Tel:	1-866-586-7635 (Canada and the U.S.) or
514-982-7555 (International)
	Fax:	1-888-453-0330 (Canada and the U.S.) or
416-263-9394 (International)
service@computershare.com

For other shareholder inquiries, please contact:
	Shareholder Relations Royal Bank of Canada 200 Bay Street, South Tower Toronto, Ontario M5J 2J5 Canada		Investor Relations Royal Bank of Canada 200 Bay Street, North Tower Toronto, Ontario M5J 2W7 Canada

	Tel:	416-955-7806	Tel:	416-955-7802
invesrel@rbc.com

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